Exhibit (d)

This description of FMS-WM and the Federal Republic is dated June 26, 2015 and appears as Exhibit (d) to the Annual Report on Form 18-K of FMS-WM for the fiscal year ended December 31, 2014.

Presentation of Financial and Other Information	1
Exchange Rate Information	1
Recent Developments	2
FMS Wertmanagement	2
Payment Moratorium on the Debt Securities of HETA ASSET RESOLUTION AG	2
The Federal Republic of Germany	3
Overview of Key Economic Figures	3
Other Recent Developments	6
FMS Wertmanagement	7
General	7
Overview	7
Creation and Legal Status	7
Relationship with the Federal Republic of Germany	8
Business and Operations	11
Introduction	11
The Portfolio	11
Treasury, Capital Markets Funding	16
Capitalization and Indebtedness	18
Economic Conditions and Market Developments	19
Macroeconomic Developments	19
Real Estate Markets	19
Infrastructure Markets	20
Financial Institutions and Covered Bonds	20
Public Sector	20
ABS Markets	21
Financial Report – Net Assets, Financial Position and Results of Operations	22
Net Assets	22
Financial Position	25
Results of Operations	25
Overall Appraisal	28
Risk Report	29
Basics of Risk Management	29
Organizational Structure of Risk Management	30
Supervisory Board / Risk Committee of the Supervisory Board	30
Committees	30
Units	31
Process Organization of Risk Management	32
Credit Risk	32
Market Risks	39
Liquidity Risks	41
Operational Risks	43
Other Risks	46
Assessment of the Overall Risk Exposure and Outlook	47
Internal Control / Risk Management System Relevant to the Financial Reporting Process (ICS/RMS)	49
Management and Employees	51
Supervisory Board	51
Executive Board	52
Employees	53
Investigations by the Office of the Public Prosecutor in Munich I	53
Independent Auditors	54
Financial Statements and Report of the Independent Auditors	F-1
Balance Sheet	F-1
Income Statement	F-3
Cash Flow Statement	F-4
Statement of Changes in Equity	F-6
Notes	F-7
General Information	F-7
Notes to the Balance Sheet	F-18
Assets	F-18
Equity and Liabilities	F-25
Notes to the Income Statement	F-34
Net Interest Income	F-34
Net Commission Income	F-35
General and Administrative Expenses	F-36
Other Operating Expenses	F-36
Income from Reversals of Write-Downs of Receivables and Certain Securities and from Reversals of Loan Loss Provisions	F-36
Write-Downs of and Valuation Allowances on Shares in Affiliated Companies, Other Long-Term Equity Investments and Securities Classified as Fixed Assets	F-37
Taxes on Income	F-38
Other Taxes	F-38
Other Disclosures	F-38
Auditor’s Fee	F-38
Shareholdings	F-38
Corporate Bodies of FMS Wertmanagement	F-41
Responsibility Statement	F-44
Auditors’ Report	F-45
Annex A	A-1
Schedule of Funded Debt Outstanding as of December 31, 2014	A-1
The Federal Republic of Germany	G-1
General	G-1
Area, Location and Population	G-1
Government	G-2
Political Parties	G-3
International Organizations	G-3
The European Union and European Integration	G-3
Statistical Standards	G-10
The Economy	G-12
Overview	G-12
Key Economic Figures	G-12
Economic Outlook	G-13
Economic Policy	G-13
Gross Domestic Product	G-16
Sectors of the Economy	G-17
Employment and Labor	G-18
Social Security, Social Protection and Social Policy	G-20
International Economic Relations	G-21
Monetary and Financial System	G-25
The European System of Central Banks and the Eurosystem	G-25
Monetary Policy Instruments of the ESCB	G-25
Monetary Policy Strategy and Prices	G-25
Official Foreign Exchange Reserves	G-26
External Positions of Banks	G-26
Foreign Exchange Rates and Controls	G-26
Financial System	G-27
Securities Market	G-32
Public Finance	G-34
Receipts and Expenditures	G-34
Germany’s General Government Deficit/Surplus and General Government Gross Debt	G-35
Fiscal Outlook	G-36
Tax Structure	G-37
Government Participations	G-38
Direct Debt of the Federal Government	G-39
Tables and Supplementary Information	G-40
I. Direct Debt of the Federal Government	G-40
II. Guarantees by the Federal Government	G-45
III. Liabilities to International Financial Organizations	G-46

i

THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF FMS-WM. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “Exchange Rate Information” below for information regarding the rates of conversion of the euro into United States dollars and “The Federal Republic of Germany—General—The European Union and European Integration” for a discussion of the introduction of the euro.

FMS-WM’s accounts are kept, and the economic data on the Federal Republic is expressed, in euro.

Any discrepancies in the tables included in this prospectus between the amounts and the totals thereof are due to rounding.

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The term “FMS-WM” refers to FMS Wertmanagement.

EXCHANGE RATE INFORMATION

FMS-WM files reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

Year ended December 31,	Period End	Average(1)	High	Low
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from January 2015 through June 2015 (through June 19, 2015), as reported by the Federal Reserve Bank of New York.

2015	High	Low
January	1.2015	1.1279
February	1.1462	1.1197
March	1.1212	1.0524
April	1.1174	1.0582
May	1.0876	1.1428
June (through June 19, 2015)	1.1404	1.0913

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic must report to the Deutsche Bundesbank, the German Central Bank, subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if such payment exceeds EUR 12,500 (or the equivalent in a foreign currency).

RECENT DEVELOPMENTS

FMS WERTMANAGEMENT

Payment Moratorium on the Debt Securities of HETA ASSET RESOLUTION AG

The Austrian Financial Market Authority, in its capacity as the wind-up institution of the Republic of Austria pursuant to Section 3 (1) of the Austrian Federal Law on the reorganization and unwinding of banks (Federal Gazette I no. 98/2014, published on December 29, 2014, “BaSAG”), in its ruling on March 1, 2015 ordered a payment moratorium with immediate effect for HETA ASSET RESOLUTION AG (“HETA”), pursuant to Section 50 (1) no. 2 in conjunction with Section 58 (1) of the BaSAG, and for all creditors of the eligible liabilities of HETA listed in the decision. For the affected debt securities, due dates for repayment and interest payments pursuant to Section 58 (1) no. 10 BaSAG shall be amended with immediate effect so that they are postponed until the end of May 31, 2016, if payments would otherwise be due earlier. FMS-WM holds debt securities affected by the moratorium with a nominal value of EUR 295 million. FMS-WM has taken steps to defend its legal position. As of December 31, 2014, FMS-WM had a risk provision it deemed appropriate for this exposure.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2014	0.8	2.4
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.1	1.2
4th quarter 2014	0.7	1.4
1st quarter 2015	0.3	1.0

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.3% after price, seasonal and calendar adjustments in the first quarter of 2015 compared to the fourth quarter of 2014. Compared to the previous quarter, positive contributions mainly came from domestic demand. The final consumption expenditure of households increased by 0.6% over the previous quarter and government final consumption expenditure increased by 0.7% compared to the fourth quarter of 2014. A positive development was also observed for fixed capital formation. Gross fixed capital formation in construction (+1.7%) and in machinery and equipment (+1.5%) was up markedly compared with the fourth quarter of 2014. Fixed capital formation in other products was up 0.7%. Inventories were slightly reduced, which had a negative impact on GDP growth (–0.3 percentage points). Overall, domestic uses contributed +0.5 percentage points to GDP growth in the first quarter of 2015. Foreign trade, however, had a negative effect on economic growth. According to provisional calculations, exports of goods and services (adjusted for price, seasonal and calendar effects) were up slightly (+0.8%) compared with the fourth quarter of 2014. Imports, however, saw a much stronger increase (+1.5%).

In a year-on-year comparison, the German economy recorded positive growth. GDP in the first quarter of 2015 increased by 1.0% in price and calendar-adjusted terms, following an increase of 1.4% in the fourth quarter of 2014.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 1st quarter of 2015, press release of May 22, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/05/PE15_187_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7

In May 2015, consumer prices in Germany rose by 0.7% compared to May 2014. The inflation rate thus increased for the fourth consecutive month. A decrease of 8.8% in the prices of mineral oil products had a negative effect on overall inflation in May 2015. Most notably, prices for heating oil and motor fuels decreased by 16.7% and 6.3%, respectively, compared to the corresponding period in 2014. Overall, the prices for energy decreased by 5.0% from May 2014 to May 2015. Excluding the prices of energy products, the inflation rate in May 2015 compared to May 2014 would have been 1.3%.

Food prices increased by 1.4% in May 2015 compared to May 2014. The main drivers of this year-on-year increase were the prices of vegetables and fruit, which increased by 9.0% and 5.6%, respectively, compared to the corresponding period in 2014. Overall, the prices of goods decreased by 0.3% in May 2015 compared to May 2014, a slower decrease than in previous months. By contrast, prices for services increased by 1.5% in May 2015 compared to May 2014, due mainly to a 1.2% increase in net rents exclusive of heating expenses.

Compared to April 2015, the consumer price index increased by 0.1% in May 2015. Overall, energy prices increased by 1.0% from April 2015 to May 2015. Over this time period, prices for heating oil increased by 3.7% and prices for motor fuel increased by 2.3%. Prices for food remained unchanged compared to April 2015.

Source: Statistisches Bundesamt, Consumer prices in May 2015: +0.7% on May 2014, press release of June 16, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/06/PE15_220_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Adjusted percentages(2)
April 2014	5.1	5.0
May 2014	4.8	5.0
June 2014	4.8	5.0
July 2014	4.7	5.0
August 2014	5.0	5.0
September 2014	4.9	5.0
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.8
January 2015	4.9	4.8
February 2015	5.3	4.8
March 2015	4.8	4.7
April 2015	4.9	4.7

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 213,000 persons, or 0.5%, from April 2014 to April 2015. Compared to March 2015, the number of employed persons in April 2015 increased by approximately 22,000, after adjustment for seasonal fluctuations.

In April 2015, the number of unemployed persons decreased by approximately 103,000, or 4.7%, compared to April 2014. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in April 2015 decreased by 0.5% to 1.98 million compared to March 2015.

Sources: Statistisches Bundesamt, April 2015: employment up 0.5% on a year earlier, press release of June 2, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/06/PE15_198_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)(1)
Item	January to April 2015	January to April 2014
Trade in goods, including supplementary trade items	85.0	71.9
Services	-9.1	-9.0
Primary income	22.3	20.8
Secondary income	-18.8	-17.3

Current account	79.4	66.4

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in April 2015: +7.5% on April 2014, press release of June 8, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/06/PE15_205_51.html).

Other Recent Developments

Recent Policy Responses to the Global Financial and Economic Crisis

In a ruling issued on June 16, 2015, the European Union (“EU”) Court of Justice confirmed that the Outright Monetary Transaction (“OMT”) program announced by the European Central Bank (“ECB”) in 2012 is compatible with EU law and within the ECB’s competences. The OMT bond-buying program was created in order to preserve the singleness of monetary policy in the euro area and ensure the transmission of the ECB’s policy stance to the real economy. The EU Court of Justice, which has jurisdiction over the ECB, found that OMTs fall within the scope of the ECB’s mandate of maintaining price stability.

Source: European Central Bank, ECB Governing Council takes note of ruling on OMT, press release of June 18, 2015 (http://www.ecb.europa.eu/press/pr/date/2015/html/pr150618.en.html).

FMS WERTMANAGEMENT

GENERAL

Overview

FMS-WM is a wind-up institution (Abwicklungsanstalt) organized as a public law entity (Anstalt öffentlichen Rechts) under public law of the Federal Republic with partial legal capacity pursuant to Section 8a para 1 of the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz, “FMStFG”). Partial legal capacity, under German administrative law, means that FMS-WM does not have the right to bring an administrative proceeding against the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”) under its charter. FMS-WM has, however, full power and legal capacity to contract with third parties and sue and be sued in court. FMS-WM is fully owned by the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, “SoFFin”), which is a special pool of assets (Sondervermögen) of the Federal Republic. FMS-WM is charged with liquidating a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) that it assumed from Hypo Real Estate Holding AG (“HRE”) and its subsidiaries and special purpose entities (referred to herein collectively as the “HRE Group”) on October 1, 2010. As of 2007, the HRE Group was one of the largest commercial property lenders, issuers of covered bonds and providers of public finance in Germany. It encountered severe financial difficulties in 2008/09 in the course of the global financial markets crisis. Given the systemic importance of the HRE Group and the resulting public interest in stabilizing the HRE Group, the Federal Republic initiated support measures for this financial institution, including the transfer of risk positions and non-strategic assets/businesses to FMS-WM.

FMS-WM pursues its objective of managing and unwinding its portfolio according to a strategic management framework known as the winding-up plan (Abwicklungsplan), which is updated and adapted on a regular basis. FMS-WM aims to maximize the value of its portfolio by managing and liquidating it in a value-preserving manner over an extended period of time. For any given part of the portfolio, the plan requires an assessment of whether FMS-WM should sell, hold, or restructure its holdings. As of December 31, 2014, FMS-WM had liquidated approximately EUR 69.4 billion of its initial portfolio of EUR 175.7 billion.

FMS-WM engages in funding activities, including the issuance of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the portfolio it has assumed as they expire. FMS-WM will have to engage in refinancing activities on the capital markets until its portfolio has been liquidated. As of December 31, 2014, FMS-WM had subscribed capital of EUR 200,000, the total amount of which had been paid in.

FMS-WM’s obligations are backed by the full faith and credit of the Federal Republic. Pursuant to the FMStFG, FMS-WM’s obligations benefit from a statutory guarantee of SoFFin and under FMS-WM’s charter, SoFFin is obligated to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at any time when due and in full. According to Section 5 of the FMStFG, the Federal Republic, in turn, is directly liable for all of SoFFin’s obligations.

FMS-WM is governed by two corporate bodies: the Supervisory Board (Verwaltungsrat) and the Executive Board (Vorstand). The six-member Supervisory Board is appointed by SoFFin and is responsible for the composition and oversight of the Executive Board as well as for major strategic decisions of FMS-WM. The Executive Board has a minimum of two members (currently three) and is appointed by the Supervisory Board. It is responsible for representing FMS-WM externally and for managing its business.

FMS-WM is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRA 96076. Its registered office and business address is at Prinzregentenstraße 56, 80538 Munich, Federal Republic of Germany. Its telephone number is +49 89 9547627-0. FMS-WM maintains a branch in Rome, Italy. The Italian branch was registered with the company register (Registro delle Imprese) of Rome on May 7, 2013 under registration number 12372371000. As at the date hereof, the registered status of the Italian branch is inactive. As of the date hereof, FMS-WM does not intend to open any additional branches.

Creation and Legal Status

FMS-WM’s creation and legal status are a direct result of the German Federal Government’s response to the global financial markets crisis. In October 2008, the German Federal Government enacted a comprehensive package of measures to support key German strategic financial institutions, most notably the HRE Group. This comprehensive package included the FMStFG, which provided for the implementation of SoFFin and established FMSA, a federal agency under public law with legal personality (rechtsfähige Anstalt öffentlichen Rechts) supervised by the German Federal Ministry of Finance (Bundesfinanzministerium). Section 8a of the FMStFG grants FMSA the power to create wind-up institutions. The purpose of these institutions is to assume distressed and non-strategic assets from systemically important financial institutions and to eventually dispose of or liquidate the risk positions transferred to them.

As of 2007, the HRE Group was one of the largest commercial property lenders and providers of public finance in Germany. Most of the commercial property loans were refinanced by the issuance of covered bonds, making the HRE Group the leading German issuer of covered bonds. In the course of the liquidity crisis in September 2008, the HRE Group encountered financial difficulties primarily caused by the heavy debt burden held by one of its subsidiaries, Depfa Bank plc (“Depfa”). Depfa had borrowed short-term money to fund higher interest-bearing long-term positions in public sector finance on a large scale. When the interbank lending market collapsed in September 2008, Depfa faced substantial refinancing problems. Within a short period of time, the entire HRE Group faced solvency issues as well. Due to the HRE Group’s importance for the German financial system, the Federal Republic initiated various support measures, which led to SoFFin becoming the sole owner of HRE in October 2009. The government support measures also included the extension of liquidity guarantees by SoFFin and the creation of FMS-WM as a wind-up institution under Section 8a of the FMStFG on July 8, 2010. Risk positions and non-strategic assets/businesses of the HRE Group were then transferred to FMS-WM on October 1, 2010.

FMS-WM is a public law institution with partial legal capacity (teilrechtsfähige Anstalt des öffentlichen Rechts) created pursuant to German administrative law. It is fully-owned by SoFFin and is subject to the supervision and control of FMSA. FMS-WM may act in its own name, and may be subject to court proceedings. In order to achieve its mandate of unwinding the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the German Banking Act (Kreditwesengesetz, “KWG”), nor a financial service provider within the meaning of the German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”), nor an insurance company within the meaning of the German Insurance Supervision Act (Versicherungsaufsichtsgesetz, “VAG”) nor regulated as such. As a consequence, FMS-WM is prohibited from engaging in transactions that would require a license under the EU Banking Directive (2006/48/EC) or the EU Directive on markets for financial instruments (2004/39/EC). Nonetheless, pursuant to its charter and the FMStFG, FMS-WM is subject to certain provisions of the KWG and the WpHG. In particular, FMS-WM is subject to banking supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and must comply with the organizational obligations and restrictions on certain activities imposed by the KWG applicable to banks and financial institutions. FMS-WM is, however, exempted from the regulatory capital and liquidity requirements and the licensing requirements under the KWG. FMS-WM is also deemed to be a financial institution for purposes of the German Money Laundering Act (Geldwäschegesetz), and is therefore subject to the provisions thereof.

Relationship with the Federal Republic of Germany

The following chart provides an overview of the relationship between FMS-WM and the Federal Republic.

Relationship with SoFFin

SoFFin

FMS-WM is fully owned by SoFFin, which is established by law and designated to fulfill specific tasks of the German Federal Government assigned to it under the FMStFG. SoFFin is administered by FMSA. SoFFin is a special pool of assets (Sondervermögen)

of the Federal Republic. The term special pool of assets (Sondervermögen) designates legally dependent assets of the Federal Republic. Accordingly, the FMStFG provides that SoFFin shall have no legal capacity, although in legal relations SoFFin may act, sue and be sued in its own name. There shall be no attachment of, or other measures of compulsory execution against, SoFFin. Any debt incurred by SoFFin is accounted for as direct debt of the Federal Republic. In addition, Section 5 of the FMStFG provides that the Federal Republic is directly liable for the obligations of SoFFin. SoFFin’s obligations are thus effectively obligations of the Federal Republic.

SoFFin’s purpose is to stabilize the German financial sector by extending liquidity guarantees, providing equity capital, assuming risk positions, and setting up wind-up institutions. To this end, SoFFin has been authorized by the German legislature under Section 6 of the FMStFG to extend liquidity guarantees in a total aggregate amount of up to EUR 400 billion. In addition, Section 9 of the FMStFG authorizes the German Federal Ministry of Finance to incur debt in a total aggregate amount of up to EUR 80 billion to cover the cost of measures taken by SoFFin in connection with the provision of equity capital, the assumption of risk positions and the compensation of losses of wind-up institutions. Specifically, the authorization permits the German Federal Ministry of Finance to incur debt up to an amount of EUR 40 billion. Subject to the approval of the parliamentary control panel for financial market stabilization which is comprised of nine members of the budget committee of the German Bundestag, this amount can be increased by up to another EUR 30 billion and, subject to the approval of the budget committee of the German Bundestag, by up to another EUR 10 billion. Any financing required by SoFFin is obtained in the manner used by the Federal Republic to finance itself, i.e., through the issuance of debt instruments by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). When the Federal Republic incurs debt for SoFFin, it results in an increase in the net borrowings and debt of the Federal Republic. Applications for stabilization measures extended by SoFFin could initially be made only until the end of 2010. As a consequence of developments in the euro area, however, the German Federal Government has re-opened the application period twice since then, initially until the end of 2012 and, subsequently, until the end of 2014.

Guarantee

With effect from January 1, 2014, Section 8a of the FMStFG, which deals with the establishment of wind-up institutions, was amended to provide that SoFFin guarantees all existing and future obligations of FMS-WM with respect to moneys, debt securities and derivative transactions as well as obligations of third parties that are expressly guaranteed by FMS-WM, which FMS-WM has borrowed, issued, entered into or incurred or which have been transferred to FMS-WM during the time period for which SoFFin is the sole obligor of the loss compensation obligation (alleiniger Verlustausgleichspflichtiger). For a description of SoFFin’s loss compensation obligation, see “–Loss Compensation and Liquidity Support Obligations” below. Accordingly, under the guarantee, if FMS-WM fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by it when that payment is due and payable, SoFFin will be liable for that payment as and when it becomes due and payable, provided that the security was issued during the time period for which SoFFin was the sole obligor of the loss compensation obligation. SoFFin’s obligation under the guarantee ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by FMS-WM may enforce this obligation directly against SoFFin without first having to take legal action against FMS-WM. If SoFFin fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by FMS-WM when that payment is due and payable under the guarantee, the Federal Republic will be liable for that payment as and when it becomes due and payable pursuant to Section 5 of the FMStFG, as described above. The guarantee and the Federal Republic’s direct liability for SoFFin’s obligations pursuant to Section 5 of the FMStFG are strictly a matter of statutory law and are not evidenced by any contract or instrument. Potential claims based on the guarantee and on Section 5 of the FMStFG may be subject to defenses available to FMS-WM and SoFFin with respect to the obligations covered.

Loss Compensation and Liquidity Support Obligations

Under FMS-WM’s charter, which was enacted pursuant to Section 8a of the FMStFG, SoFFin is obligated to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at all times when due and in full. As described above, pursuant to Section 5 of the FMStFG, the Federal Republic is directly liable for SoFFin’s obligations. Accordingly, SoFFin’s loss compensation and liquidity support obligations enable FMS-WM to pursue its operations and effectively mean that FMS-WM’s obligations, including the obligations to holders of debt securities issued by FMS-WM, are backed by the full faith and credit of the Federal Republic.

For the year ended December 31, 2014, SoFFin recorded a loss of EUR 418.9 million (2013: profit of EUR 23.0 million), largely due to interest rate expenses, an increase in provisions for contingent losses at FMS-WM — primarily as a result of the debt moratorium of HETA — as well as a lower valuation of SoFFin’s share in Commerzbank AG due to a lower market value on the balance sheet date. As of December 31, 2014, the total outstanding stabilization measures provided by SoFFin amounted to EUR 16.8 billion, which related entirely to equity capital.

Relationship with FMSA

FMS-WM operates under the supervision and control of the Federal Republic, which is exercised through FMSA. FMSA was established to manage SoFFin and to implement and monitor the stabilization measures extended by SoFFin. FMSA has the power to create wind-up institutions under Section 8a of FMStFG. FMSA is supervised by the German Federal Ministry of Finance (Bundesfinanzministerium), which ensures that FMSA acts in the public interest. In particular, the German Federal Ministry of Finance supervises FMSA’s activities and nominates the members of FMSA’s management committee (Leitungsausschuss). Certain decision-making powers have been delegated to the management committee by the FMStFG.

FMSA appoints the members of FMS-WM’s Supervisory Board. The Supervisory Board members, in turn, appoint the members of FMS-WM’s Executive Board. Both the Supervisory Board and FMSA may dismiss a member of the Executive Board for good cause.

FMSA is responsible for the legal supervision of FMS-WM. In particular, FMSA has to approve and supervise FMS-WM’s implementation of the winding-up plan as well as any deviations from, or amendments to, the winding-up plan. FMSA may give instructions to FMS-WM’s Executive Board and Supervisory Board in order to ensure that FMS-WM complies with applicable law and the requirements of its charter. Comprehensive reporting obligations by FMS-WM ensure that FMSA has a solid basis for exercising its control and instruction rights.

On October 9, 2014, FMSA approved certain technical amendments to FMS-WM’s charter, including minor changes with respect to the timing of reporting to FMSA on progress made under the winding-up plan and the addition of a reference to the applicability of Section 8a paragraph 4 sentence 1 No. 1b) of the FMStFG, the provision of the FMStFG which sets forth the guarantee of certain debt obligations of FMS-WM by SoFFin.

In keeping with its supervisory role, FMSA action is required for the dissolution of FMS-WM. While there is no set maximum duration for FMS-WM’s existence, FMS-WM’s charter provides that FMS-WM shall exist only until the transferred risk positions and non-strategic assets/businesses have been liquidated in full, at which point it is obligated to notify FMSA. FMSA may initiate the final dissolution process for FMS-WM if it has no remaining liabilities or if SoFFin has assumed any remaining liabilities. Any assets or profits remaining at the time of dissolution will be transferred to SoFFin.

BUSINESS AND OPERATIONS

Introduction

FMS-WM is tasked with unwinding the portfolio of risk positions and non-strategic assets/businesses that it assumed on October 1, 2010 from the HRE Group in ways that maximize its value. As described in more detail under “—The Portfolio—Outsourced Portfolio Administration,” FMS-Wertmanagement Service GmbH (“FMS-WM Service”), a wholly owned subsidiary of FMS-WM, performs portfolio management services for FMS-WM. Plans to privatize FMS-WM Service were cancelled in May 2015.

FMS-WM’s activities are characterized by the following strategic goals:

•

Unwinding of the risk assets aimed at maximizing their value: FMS-WM aims to unwind the risk assets in a manner that maximizes their value, subject to defined wind-up and risk strategies that are adjusted on a continuous basis. The winding-up plan – which is the key strategic management tool of FMS-WM – serves as the basis for the implementation of its portfolio liquidation operations. Depending on the market situation and the asset category, the winding-up plan provides for the following strategies in connection with liquidating the portfolio assumed by FMS-WM:

•	Holding assets, which includes active management of loans and securities with a view to repaying outstanding amounts (e.g., where the risk/return profile is acceptable).

•	Selling assets to the extent it makes economic sense (e.g., to reduce positions with a higher risk profile and when market opportunities arise).

•

Restructuring, including workout, wind-up and reorganization measures, relating to both performing and non-performing financial instruments, particularly in the Infrastructure and Commercial Real Estate segments, with a view to maximizing the value of the liquidation measure related to the financial instrument (including by reducing risk).

•

Cost-effective servicing and management of the risk assets: The unwinding of the risk assets is carried out in part by FMS-WM itself and in part by FMS-WM Service as portfolio servicer. FMS-WM remains solely responsible for the unwinding aimed at maximizing value and the cost-effective servicing and management of the portfolio.

•

Cost-effective funding and separate market access for FMS-WM: FMS-WM seeks to ensure cost-effective funding for the purpose of carrying out its mandate. Given its backing by the full faith and credit of the Federal Republic, FMS-WM is able to realize funding cost advantages that are not available to the HRE Group.

In order to achieve its mandate of unwinding the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the KWG, nor a financial service provider within the meaning of the WpHG, nor an insurance company within the meaning of the VAG. FMS-WM is also prohibited from engaging in transactions that would require a license under the EU Banking Directive (2006/48/EC)  or the EU Directive on markets for financial instruments (2004/39/EC).

The Portfolio

FMS-WM assumed a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) from the HRE Group on October 1, 2010. As of December 31, 2014, FMS-WM had liquidated approximately EUR 69.4 billion (December 31, 2013: EUR 56.6 billion) of its initial portfolio of EUR 175.7 billion. As of the same date, FMS-WM’s portfolio encompassed 3,226 individual exposures (December 31, 2013: 3,855) with 1,598 different counterparties (December 31, 2013: 1,859) and a significant amount of derivatives. The individual exposures are located in 61 countries and denominated in 16 currencies. Geographically, the greatest concentrations are in Italy, the United Kingdom, the United States, Germany and Spain. About half (50%) of the exposures in the portfolio are denominated in euro, about a quarter (26%) in U.S. dollars, approximately 17% in British pounds sterling (“pounds sterling” or “GBP”) and approximately 2% in Canadian dollars and Japanese yen, respectively. The portfolio is highly complex and diverse and consists of a particularly high proportion of illiquid exposures with extremely long maturities. To the extent that a legal transfer of risk assets could not be effected as of October 1, 2010 (for example, due to outstanding consent requirements), economic ownership of such risk positions was transferred synthetically to FMS-WM (for example, through subparticipations or guarantees). FMS-WM is currently working on the physical and legal transfer of these risk positions that to date have only been transferred synthetically from the HRE Group to FMS-WM, and exposures relating to synthetically transferred receivables and derivatives still awaiting novation were significantly reduced in fiscal year 2014.

For purposes of risk management and the wind-up reports that FMS-WM submits to FMSA on a monthly basis in accordance with the winding-up plan, FMS-WM has classified the portfolio into four segments – Commercial Real Estate, Infrastructure, Public Sector and Structured Products. The segments in turn were broken down into 31 wind-up clusters as of December 31, 2014. The assets of all four segments include syndicated loans.

On December 19, 2014, FMS-WM acquired all shares in Depfa for a purchase price of EUR 320 million (excluding incidental acquisition expenses). In doing so, FMS-WM implemented the decision of May 13, 2014 by the Federal Government’s inter-ministerial steering committee, which, after considering all options, decided to unwind Depfa and its subsidiaries via FMS-WM. Depfa is managed as an independent equity investment. FMS-WM appoints two members of the Executive Board and a unit head as non-executive members to Depfa’s board of directors. Depfa’s portfolio consists mostly of positions with investment grade issuer ratings. As of December 31, 2014, Depfa’s consolidated financial statements recognized total assets of EUR 48.5 billion.

Outsourced Portfolio Administration

Until September 30, 2013, the HRE Group served as an outside administrator of the portfolio transferred to FMS-WM. The work outsourced to the HRE Group pursuant to a cooperation agreement between FMS-WM and Deutsche Pfandbriefbank AG (“PBB”), the core financial institution of the HRE Group, included many of the administrative activities in connection with the portfolio assumed and, as of December 31, 2012, approximately 500 employees of the HRE Group were working for FMS-WM in connection with portfolio servicing at a cost of approximately EUR 21 million per month.

As the transfer of risk positions and non-strategic assets/businesses from the HRE Group to FMS-WM could be viewed as state aid, the transfer had to be approved by the European Commission. In this context, the Federal Republic committed to ensure that, after September 30, 2013, the HRE Group would provide neither asset management services nor refinancing services for FMS-WM and that, from an organizational point of view, those services can be assumed by third parties. Pursuant to this commitment, the cooperation agreement with PBB has been terminated with effect as of September 30, 2013.

Since October 1, 2013, FMS-WM Service, a service entity established by FMS-WM in April 2012, has been tasked with the full set of portfolio management services and operations services including collateral management, settlement functions and credit operations, while FMS-WM retains final decision-making powers and ultimate responsibility for the risk assets under management. The master agreement governing the outsourcing of business processes and services also grants FMS-WM extensive rights to obtain information and perform inspections, enabling it to monitor and control the servicing of the risk assets by FMS-WM Service. Further, IBM Deutschland GmbH, has assumed the provision of comprehensive information technology services as of October 1, 2013, and additional third-party service providers perform regulatory reporting and financial administration functions.

FMS-WM’s Segments

As described above, FMS-WM’s portfolio is grouped into four segments – Structured Products, Infrastructure, Public Sector and Commercial Real Estate.

Structured Products

As of December 31, 2014, the Structured Products segment comprised assets with a nominal value of EUR 29.2 billion, accounting for 27.5% of FMS-WM’s overall portfolio (December 31, 2013: EUR 31.4 billion). The Structured Products segment includes practically all types of structured credit instruments from asset-backed securities (“ABS”), commercial and residential mortgage-backed securities or collateralized debt obligations to exotic interest, inflation and credit derivatives. Many of the underlying assets of these structured products originated in the United States.

The following chart reflects the proportion of the various asset classes in the segment.

The Structured Products segment succeeded in unwinding exposures with a nominal value of approximately EUR 2.2 billion in fiscal year 2014 (2013: EUR 4.9 billion). Forced sales of the exposures would have been possible only at substantial discounts, due to, among other reasons, changed market conditions, sharp cuts in external ratings and the poor quality of the assets that serve as collateral for these securities.

A hold strategy often is the best option for preventing losses on sales because most structured products are highly illiquid securities, i.e., they are rarely traded in the market. In some cases, restructuring the transactions increased their value or improved their tradability. Client derivatives in the acquired portfolio that were entered into with municipalities and cities in Europe and America present a particular challenge in this respect. Many of these derivatives must be restructured to maintain their value and minimize losses. The increase in the number of non-performing exposures in this category is also creating the need for additional workout efforts.

Infrastructure

As of December 31, 2014, the Infrastructure segment held 392 exposures with an aggregate nominal value of EUR 14.0 billion, accounting for 13.1% of FMS-WM’s overall portfolio (December 31, 2013: EUR 14.5 billion). These exposures are spread across all five continents (with a focus on the United Kingdom, which makes up more than half of the segment’s total portfolio as of December 31, 2014) and encompass corporate loans and securities, project financing, acquisition funding and asset-based loans. The financed properties include regulated utilities (34.3%), social infrastructure (20.2%), toll roads (15.6%), non-road transportation infrastructure (9.2%), airports and ports (7.4%), power/energy infrastructure (6.0%), telecommunications and other infrastructure (3.1%), environmental water/waste infrastructure (3.0%) and asset finance (1.2%). Most of the loans in this segment have very long maturities and were closed at margins that are substantially below current market levels because many borrowers were either government or government-sponsored entities or are structures to which the public sector is a party in some other way, for instance as the entity that procures products and services. In view of the complexity of the portfolio held by this segment, activities of this segment focus on restructuring individual transactions to improve the chances of effecting a subsequent redemption, (partial) settlement by a third party or subsequent sale.

The portfolio held by this segment was reduced by 91 exposures in fiscal year 2014, corresponding to a reduction of EUR 0.4 billion (2013: EUR 1.9 billion), or approximately 3% compared with the previous year. It is very difficult to sell or prematurely repay individual exposures or entire sub-portfolios because the assumptions that were made at the time of entering into the exposures in many of these projects with respect to the degree of utilization or occupancy have in the meantime turned out to be too optimistic.

Public Sector

As of December 31, 2014, the Public Sector segment held assets with an aggregate nominal value of EUR 54.5 billion, accounting for 51.3% of FMS-WM’s overall portfolio (December 31, 2013: EUR 59.8 billion). The borrowers and issuers of the securities held by the Public Sector segment are state and regional governments, municipalities, public law entities and semi-public companies. European Union member states account for the majority of the portfolio. Approximately 77% of the segment is made up of bonds, with loans accounting for the remaining 23%.

In particular, the Public Sector segment accomplished a satisfactory wind-up result in Japan, where the outstanding nominal volume was reduced by 69.7% from EUR 3.3 billion as of December 31, 2013 to around EUR 1.0 billion as of December 31, 2014.

FMS-WM is working to improve its position in the medium and long term. To that end, FMS-WM negotiates directly with the issuers of the bonds or the counterparties of hedging transactions with the aim of unwinding, simplifying or untangling complex coupon or derivatives structures.

The ratings breakdown of the Public Sector segment’s portfolio has remained stable relative to the volume unwound in fiscal year 2014, as presented in the following table, which is based on FMS-WM’s internal ratings categories (for information on the corresponding Standard & Poor’s ratings categories, see footnotes to the table).

Breakdown of Public Sector Portfolio by Ratings Category

	December 31, 2014	December 31, 2013
	(unaudited)
	(€ in billions)
IR 1 – 7(1)	20.8	22.1
IR 8 – 10(2)	27.4	29.7
IR 11 – 13(3)	4.0	6.0
IR 14 – 22(4)	0.4	0.2
IR 23 – 27(5)	—	—
IR 28 – 30(6)	1.9	1.8

Total	54.5	-73.5

(1)	Corresponds to S&P’s ratings categories AAA to A-.
(2)	Corresponds to S&P’s ratings categories BBB+ to BBB-.
(3)	Corresponds to S&P’s ratings categories BB+ to BB-.
(4)	Corresponds to S&P’s ratings categories B+ to B-.
(5)	Corresponds to S&P’s ratings categories CCC+ to CCC-.
(6)	Corresponds to S&P’s ratings category D.

Commercial Real Estate

As of December 31, 2014, the Commercial Real Estate segment held assets with a nominal value of EUR 8.6 billion, accounting for 8.1% of FMS-WM’s overall portfolio (December 31, 2013: EUR 13.4 billion).

FMS-WM’s Commercial Real Estate segment is managed by FMS-WM’s Commercial Real Estate units. The portfolio of the segment had a volume of approximately EUR 27.2 billion when it was transferred in October 2010. It was reduced to 584 counterparties and a volume of EUR 8.6 billion as of December 31, 2014 (December 31, 2013: EUR 13.4 billion), corresponding to a net reduction of approximately EUR 4.8 billion in fiscal year 2014.

Loans secured by mortgages on commercial real estate account for the majority of the global portfolio managed by the Commercial Real Estate segment. The properties financed include office properties (32%), shopping centers (retail) (17%), mixed use (11%), hotels (7%), residential properties (6%), industrial/logistics (1%) and others (26%).

The standard wind-up strategies of the segment are to “hold”, “restructure” and “sell”. The restructuring strategy approach is pursued when it becomes evident that a borrower cannot repay the loan upon maturity. The objective here is to stabilize the exposure and thus improve the outlook for later repayment or sale of the loan or collateral.

In some cases, FMS-WM carries out foreclosures to enforce claims. In very rare cases, rescue acquisitions are made in which FMS-WM takes over a financed property with the aim of selling it again as quickly as possible after further restructuring. The principle of maximizing value remains of the utmost importance in this case as well.

A major part of the unwinding of the Commercial Real Estate segment’s portfolio is expected to be completed by 2020.

Unwinding the Portfolio

The portfolio assumed by FMS-WM is managed and liquidated in accordance with a winding-up plan (Abwicklungsplan), which describes the wind-up measures FMS-WM intends to take and includes a timeline for liquidation measures relating to the risk positions and non-strategic assets/businesses. The winding-up plan is proposed by FMS-WM’s Executive Board and adopted by the Supervisory Board. In accordance with its charter, FMS-WM submits monthly reports to FMSA, which include information on the process of recovery and liquidation under the winding-up plan. In its supervisory capacity, FMSA has the right to request changes to the winding-up plan and approves and supervises FMS-WM’s implementation of the winding-up plan as well as any deviations from, or amendments to, the winding-up plan. FMS-WM monitors prevailing market conditions on an ongoing basis to determine whether the winding-up plan needs to be adapted.

The winding-up plan has been designed with a view to ensuring that FMS-WM at all times has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions over the entire wind-up period, independently of SoFFin’s duty to provide liquidity to FMS-WM and to offset losses incurred by it. It also provides that, in principle, FMS-WM may not engage in new business with the exception of refinancing and hedging transactions and selected new business that reduces portfolio risks in a cost efficient manner (e.g., prolongations as well as selective restructuring measures).

The process of selling individual assets follows detailed, fixed instructions. For instance, a sale has to be based on offers from several bidders and deviations from this process are only permitted under special circumstances. The sales process aims to ensure verification and documentation that bids reflect market prices.

In addition to actively reducing the portfolio volume, an important goal for the successful management of the portfolio is the improvement of the quality of the portfolio’s structure, which FMS-WM strives to achieve by restructuring loan exposures, securities holdings and derivative positions. In this way, FMS-WM substantially improved the medium to long-term prospects for the realization of numerous exposures in fiscal year 2014, for example through intensive negotiations with borrowers, consortium members and issuers. Such successfully implemented restructuring measures have the effect of reducing the portfolio’s complexity and risk.

Since taking over the portfolio from the HRE Group, the portfolio’s nominal value has been reduced from EUR 175.7 billion to EUR 106.3 billion by the end of 2014 (2013: EUR 119.1 billion). This corresponds to a reduction of 39.5%. Of the cumulative reduction in the portfolio by EUR 69.4 billion by December 31, 2014, active sales accounted for EUR 5.9 billion and contractual redemptions and amortizations accounted for the remainder of EUR 6.9 billion. The cumulative portfolio reduction of EUR 73.5 billion was negatively impacted by currency effects of EUR 4.1 billion.

The following table shows the reconciliation of the nominal value of the portfolio excluding derivatives from the transfer date (October 1, 2010) to total assets as of December 31, 2014 and 2013 (translated at exchange rates as of December 31, 2014 and 2013, respectively):

	As of December 31,
	2013	2014
	(unaudited)
	(€ in billions)
Wind-up portfolio commitment as of October 1, 2010	175.7	175.7
– Cumulative portfolio wind-up	-55.4	-73.5
+ Currency effects	-1.2	+4.1

Wind-up portfolio commitment	119.1	106.3
– Undrawn credit lines and guarantees	-3.7	-0.6
+ Portfolio of own issues(1)	+35.6	+29.2
+ Other receivables including portions thereof(2)	+36.7	+48.7

Total assets	187.7	183.6

(1)	Nominal value before accrued interest.
(2)	Mainly contains the cash collateral for derivatives, amortized cost of derivatives taken over, receivables from liquidity facilities used, current credit balances, accrued interest and loss compensation claims against SoFFin.

Based on nominal values broken down by segment, the portfolio was reduced as follows from October 1, 2010 to December 31, 2014 (translated at exchange rates as of December 31, 2014):

	October 1, 2010	Portfolio wind-up	Currency effects	December 31, 2014
	(unaudited)
	(€ in billions)
Structured Products	43.9	-17.3	+2.6	29.2
Infrastructure	18.0	-4.8	+0.8	14.0
Public Sector	86.6	-32.6	+0.5	54.5
Commercial Real Estate	27.2	-18.8	+0.2	8.6

Total	175.7	-73.5	+4.1	106.3

The following table shows the remaining maturities of the assets broken down by segments as of December 31, 2014:

	until 2016	2017–2020	2021–2030	2031–2040	After 2040
	(unaudited)
	(€ in billions)
Structured Products	0.9	3.6	7.4	9.5	7.8
Infrastructure	0.3	1.6	2.5	3.0	6.6
Public Sector	6.8	8.2	11.1	20.2	8.1
Commercial Real Estate	6.9	1.1	0.5	0.0	0.0

Total	15.0	14.6	21.5	32.7	22.5

Exposure to Troubled Sovereigns and Concentration Risks

The portfolio of FMS-WM contains several significant concentration risks, including those in sovereign debt exposures. As the example of Greece showed in 2011, such concentration risks, which are vulnerable to macroeconomic or systemic risks, can cause significant losses in FMS-WM’s portfolio. In addition to Greece, there are major concentrations in the portfolio related to the other “PIIGS” countries (i.e., Portugal, Ireland, Italy, Greece, Spain), particularly in the Public Sector segment. As of December 31, 2014, Italy comprised an important part of FMS-WM’s exposure at default (“EaD”), accounting for EUR 30.6 billion, representing approximately 24.7% of FMS-WM’s total EaD (December 31, 2013: EUR 31.0 billion). For more information on the breakdown of FMS-WM’s credit portfolio by countries and regions, see “—Risk Report—Credit Risk—Risk Position—Breakdown of Credit Portfolio by Countries and Regions.”

The following table shows a breakdown of FMS-WM’s EaD by sector for bonds and loans concerning the PIIGS countries, including information on related microhedges, as of December 31, 2014.

	Exposure at Default – Bonds & Loans per Sector					Microhedges(2)
Country(1)	Gross sovereign	Other public borrowers	Financial institutions	Non-financial corporations	Total EaD per country	Additional (negative) MtM of Microhedges
	(unaudited)
	(€ in millions)
Italy	24,785	2,967	161	2,656	30,569	(7,521)
Spain	1,118	3,570	1,234	1,824	7,746	(725)
Portugal	934	98	142	646	1,820	(230)
Greece	1,245				1,245	(368)
Ireland	–	251	88	529	868	(9)

Total	28,082	6,885	1,625	5,656	42,248	(8,852)

(1)	The allocation is based on the country of the economic risk (e.g., location of the collateral), which may be different from the legal domicile of the debtor/issuer in individual cases.
(2)	The exposure-at-default definition applied by FMS-WM already accounts for negative mark-to-market (“MtM”) values of microhedges as of the date of the asset transfer from the HRE Group in October 2010. In order to avoid redundancies, only the current negative mark-to-market values of microhedge instruments to the extent that they exceed their October 2010 values are included in this table. In fiscal year 2014, market developments resulted in an MtM-decrease, i.e., an increase of negative MtM of PIIGS microhedge instruments of about EUR 6.0 billion.

Treasury, Capital Markets Funding

FMS-WM engages in funding activities, including the issuing of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the assumed portfolio as they expire. FMS-WM will have to engage in refinancing activities until its portfolio has been liquidated. In the first quarter of fiscal year 2012, refinancing from the European Central Bank (“ECB”), which had amounted to EUR 35.2 billion as of December 31, 2011, was fully replaced by the inflow of funds from FMS-WM’s own money and capital markets issuances. FMS-WM monitors its financing needs and liquidity requirements by means of a liquidity management system similar to the ones used by financial institutions. FMS-WM seeks to ensure that it has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions at all times.

Treasury

Treasury’s core tasks are short-term liquidity management and the management of interest rate and foreign exchange risks. In addition, FMS-WM’s treasury group is responsible for improving FMS-WM’s funding structure on an ongoing basis with the aim of generating positive contributions to FMS-WM’s earnings.

As part of its short-term liquidity management, FMS-WM utilizes instruments with maturities of up to one year. In fiscal year 2014, FMS-WM’s issuing activity under its existing money market program, namely the European Commercial Paper (“ECP”) / Certificates of Deposit (“CD”) program and the U.S. Asset-Backed Commercial Paper (“US ABCP”) program further contributed to a stable and sustainable funding structure for FMS-WM. As of December 31, 2014, the ECP/CD program had a volume of EUR 36.3 billion (December 31, 2013: EUR 29.1 billion), and the US ABCP program had a volume of EUR 12.2 billion (December 31, 2013: EUR 15.3 billion).

Interest rate and foreign exchange risks are managed in a centralized fashion on an income-oriented basis guided by a risk aversion policy within the limit system. The aim is to minimize the fluctuations in the fair value and profit / loss due to market risks. To this end, treasury enters into hedging transactions for individual exposures (micro hedges) or at the portfolio level (macro hedges).

Capital Markets Funding

Capital markets funding’s main task is to raise long-term funds in the international capital markets. Maturities generally range from one to ten years, with the majority of bonds having a tenor of three to five years. In fiscal year 2014, FMS-WM further optimized its funding base, as it successfully raised EUR 11.6 billion via the capital markets (2013: EUR 11.0 billion). In this context, the share of funding with an initial maturity of more than one year was further increased as planned and, as of December 31, 2014, accounted for approximately 47% of the aggregate funding volume (December 31, 2013: 46%). As of December 31, 2014, FMS-WM reported a total outstanding capital market issues of approximately EUR 63 billion with an average remaining maturity of around three years.

FMS-WM’s bonds are being offered in a broad range of formats, including benchmark format, non-benchmark public format and private placements as well as different currencies, e.g. EUR, USD and GBP, in order to fund the wind-up portfolio at matching currencies. In fiscal year 2014, FMS-WM focused in particular on obtaining USD funding on the U.S. capital market through its issuance program in global format established in the United States, and it successfully raised a total of USD 3.0 billion through two USD benchmark issues with maturities of three years.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth FMS-WM’s actual capitalization and indebtedness as of December 31, 2014.

As of December 31, 2014
audited
(in € millions)
Debt
Short-term debt	461
Bonds and notes	127,493
Loans and advances to bank and loans and advances to customers (not payable on demand)	37,390
Other borrowings and other liabilities	17,853
Equity
Total equity	432

Total capitalization	183,629

ECONOMIC CONDITIONS AND MARKET DEVELOPMENTS

The following sections contain an overview of economic conditions and market developments, which affected the value of FMS-WM’s portfolio and its business in general in 2014.

Macroeconomic Developments

The global growth environment failed to meet expectations in 2014. In addition, economic developments both within and between the regions have drifted further apart, and increasingly reflect structural rather than economic factors. In the United States, the cold winter had a negative impact on the economy at the beginning of the year, while turbulences on the financial markets and the crisis in Ukraine had a negative influence mainly on various emerging economies. In the spring of 2014, growth in the United States accelerated, triggered by the normalization of the weather, and the Chinese economy stabilized. However, after the value added tax (“VAT”) increase in April 2014, Japan dropped into another recession. In the euro area, the economy saw only modest growth for the year as a whole. In the autumn, commodity prices began falling significantly against the backdrop of lower growth in demand, increasing supply and a stronger U.S. dollar. As a result, oil prices recorded an especially sharp drop, falling by about 50.0% from their mid-year high. This in turn led to turmoil in the markets of commodity producers — especially in Russia, which was already weakened by sanctions — and reinforced the trend of disinflation in the developed economies. Coupled with the pronounced disinflation and further monetary easing steps on the part of the ECB and the Bank of Japan, the subdued economic environment led to another significant decline in global government bond yields and narrower secondary market spreads on bonds of the PIIGS countries.

According to ECB estimates, growth in the euro area was a moderate 0.8% in 2014. Unemployment fell slightly to 11.5% in November, but remained near its record high. Inflation in the euro area fell from 0.8% in December 2013 to -0.2% at the end of 2014. Disappointing growth and declining inflation prompted the ECB to cut prime rates in June 2014 and to lower its deposit facility rate into the negative range. In September 2014, the ECB began offering new long-term financing operations to promote lending. In addition, in autumn 2014 the ECB began to buy covered bonds and ABSs. These measures contributed to the easing of tensions in the euro area financial markets that had begun in the summer of 2012, and led to a further narrowing of credit spreads.

In the first quarter of 2014, the German economy grew by 0.7% against the previous quarter, fuelled mainly by domestic consumption, with the mild winter providing additional support for economic growth. However, a weak spring revival following a dynamic winter, as well as declines in the growth of foreign trade, were a drag on the economy later in 2014 and the economy grew by only 1.5% for the full year 2014 according to International Monetary Fund (“IMF”) estimates. The Spanish economy continued to recover and the IMF estimates it grew by 1.4% in 2014. The Italian economy, in contrast, again entered a slight recession. In the United Kingdom, the economy grew by 2.6% in 2014 according to IMF estimates, and unemployment declined significantly. Annualized inflation in the United Kingdom declined from 2.0% at the end 2013 to a historic low of 0.5% at the end of 2014.

In the first quarter of 2014, the U.S. economy was hampered by the extremely cold winter and a considerably slower increase in inventories by businesses, and GDP contracted by 2.1% on an annualized basis. After the weather improved in the spring, growth recovered strongly and rose to more than 4.0% on an annualized basis in the second and third quarters of 2014. Private consumption, investment and net exports all contributed to growth. The IMF expects GDP growth of 2.4% for the full year 2014. Unemployment in the United States fell significantly from 6.7% to 5.6% during the year. The annual inflation rate rose from 1.5% to 2.1% in the first half of 2014, but then fell to 0.8% at the end of 2014 due to falling oil prices and a resurgent U.S. dollar. The U.S. Federal Reserve began tapering its monthly bond purchases early in the year and, in October 2014, ended its bond-buying program entirely.

Most of the Asian economies lost momentum in the first quarter of 2014, mainly as a result of a decline in credit growth. A recovery then began, especially in China, triggered by growth-supporting measures. In Japan, the increase in VAT in April 2014 led to higher consumer demand in the first quarter. Thereafter, however, the Japanese economy dropped into a recession. Due to the VAT increase, the annual inflation rate in Japan rose to a 23-year high of 3.7% in May 2014 before decreasing to 2.4% in November 2014.

Real Estate Markets

Developments in the real estate markets in which FMS-WM’s real estate collateral is located presented a varied picture in 2014. The sale of most of the real estate loans in the USA changed the geographic focus of the real estate collateral portfolio. The focus of this portfolio now includes German, British and Spanish loans.

In Germany, FMS-WM’s loan portfolio is secured mainly by office, residential, commercial and retail properties. Overall, the German real estate market developed positively in 2014, although there were clear differences between regions and usage types. The trend of movement to cities continued in 2014, which resulted in even greater downward pressure than in previous years on both rents and purchase prices in rural regions and regions considered to be unattractive.

In addition to Germany, the United Kingdom was one of the most popular real estate markets in Europe in 2014. Nearly all types of properties were in high demand from investors. Nevertheless, the performance in the United Kingdom varied significantly by region. In particular, major metropolitan areas benefited much more than smaller cities.

The real estate market in Spain in 2014 recovered from the downturn of prior years. However, there were significant differences between regions and property types. In 2014, investor interest in the Spanish market increased greatly, especially in urban centers.

Infrastructure Markets

At approximately USD 407.8 billion, global project finance volume (bond, loan and equity market) was about 7.0% lower in 2014 than in 2013.

The market share of syndicated loans for project financing in 2014 was 10.0%, 2.0% higher than in 2013. Despite rising global demand for infrastructure investments, investors were reluctant to finance new infrastructure, as rising valuations and increasing competition for established projects had a negative impact on the expected rate of return.

The recovery in the euro area came to a halt in 2014. GDP rose by 0.8%, weaker than forecast. The global economy grew by 3.3%, less than expected. This was due to the unfavorable financing conditions for the emerging markets, an economic downturn in Japan and weather-related declines in the United States. The political situation in crisis areas such as Ukraine, Russia, Syria and Libya increasingly curtailed investment behavior and the risk appetite of investors. Consequently, the project financing volume in Western Europe in 2014 was about 14.0% lower than in 2013. The retroactive changes to the statutory feed-in tariffs for solar power plants in Spain and Italy also dampened the investment climate in Europe.

Financial Institutions and Covered Bonds

The results of the stress test and the ECB’s covered bond purchase program in 2014 had a positive impact on the performance of the bonds issued by financial institutions. Bonds issued by banks in the the PIIGS countries were particular beneficiaries.

Public Sector

The primary factors influencing the Public Sector segment in 2014 were geopolitical tensions in areas such as Ukraine and the Middle East, continued weak growth and the associated measures taken by central banks, especially the ECB, and the sharp decline in oil prices and energy prices in the second half of the year.

Continued weak growth and emerging deflationary tendencies prompted the ECB to considerably expand its monetary policy measures during the year. The general level of yields in the euro area declined significantly in 2014 and bond spreads of the PIIGS countries decreased sharply. Yields on ten-year German government bonds decreased sharply, from 1.9% at the beginning of 2014, to record lows around 0.5% at the end of 2014. Yields on ten-year Spanish and Italian government bonds decreased even more significantly, with each decreasing from approximately 4.0% at the beginning of 2014 to around 1.5% at the end of 2014. Yields on ten-year Greek government bonds also decreased during 2014, from approximately 8.0% at the beginning of 2014 to below 6.0% at the end of 2014. In the fourth quarter of 2014, yields on Greek government bonds rose to well over 10.0% due to uncertainty about the outcome of the political crisis and the new elections triggered by the failure of the Greek parliament to elect a new president. Despite a continually strong economic performance, yields on ten-year British government bonds decreased from about 3.0% at the beginning of 2014 to 1.8% at the end of 2014 due to the elimination of the uncertainties surrounding the ultimately unsuccessful Scottish independence referendum and significantly reduced inflation expectations.

Despite massive measures by the Japanese government and the Bank of Japan, the Japanese economy recorded a decrease in GDP for 2014 after starting off the year with two slightly positive quarters. This was due to the VAT increases introduced in order to finance the economic stimulus program. Despite this negative environment, FMS-WM, in part by taking advantage of the Bank of Japan’s buy-back program, continued selling Japanese government securities in 2014 and in the first weeks of 2015.

In the United States, both public sector securities and U.S. government bonds recorded positive performances in 2014. The high-yield sector led the way with an approximately 15.0% improvement in total return. The economic situation in respect of employment, GDP growth and tax revenues of the individual states and counties improved significantly and created good conditions for capital expenditure. After the completion of the bankruptcy proceedings of the City of Detroit and the economic problems of Puerto Rico, the U.S. municipal market began to stabilize.

ABS Markets

The recovery in the global ABS markets, which began in 2013, continued in 2014. The European ABS markets recorded an especially significant narrowing of risk premiums, driven mainly by the intervention of the ECB and the introduction of the ECB’s ABS purchase program. The U.S. ABS market also recorded growth in new issues in 2014 and exceeded the threshold of USD 200 billion. In contrast, European ABS new issues stagnated and, at EUR 156 billion, remained at approximately the previous year’s level. Most of the securities were issued for purposes of ECB repos.

In 2014, the performance of U.S. commercial mortgage-backed securities reflected the continued positive developments in the residential and commercial real estate markets. Risk premiums continued to narrow and new issues rose in comparison with the previous year.

Economic fundamentals from the United States were mostly positive and indicated a stable asset performance in the ABS and mortgage-backed securities markets. Europe, however, recorded mixed fundamentals. Unemployment in the PIIGS countries remained high in 2014, making it necessary to continue monitoring the ABS markets very closely.

FINANCIAL REPORT – NET ASSETS, FINANCIAL POSITION AND RESULTS OF OPERATIONS

Net Assets

The asset transfer from HRE Group as of October 1, 2010 continued to have a major impact on the net assets of FMS-WM as of December 31, 2013 and 2014. FMS-WM took over assets, liabilities, provisions, accrued and deferred items, derivative financial instruments as well as other executory contracts from the transferring legal entities for accounting purposes as of that date.

Taking contingent liabilities and other obligations into account, FMS-WM posted a transaction volume of EUR 191,123 million as of December 31, 2014 (December 31, 2013: EUR 201,732 million). The enumeration below provides an overview of the amount and composition of the transaction volume of FMS-WM as of December 31, 2013 and 2014 (numbers may not add up due to rounding differences):

	As of December 31,
	2013	2014
	(€ in millions)
Assets
Cash reserve	383	88
Loans and advances to banks	23,609	36,515
Loans and advances to customers	28,359	22,397
Debt instruments	130,918	119,750
Other long-term equity investments	7	7
Shares in affiliated companies	386	807
Intangible and tangible fixed assets	11	2
Other assets	51	791
Prepaid expenses	3,940	3,272

Total assets	187,664	183,629

	As of December 31,
	2013	2014
	(€ in millions)
Equity and liabilities
Liabilities to banks	21,837	20,276
Liabilities to customers	26,367	17,575
Securitized liabilities	121,189	127,493
Other liabilities	373	530
Deferred income	16,559	16,316
Provisions	1,220	1,007
Equity	119	432

Total equity and liabilities	187,664	183,629
Contingent liabilities	8,115	3,641
Other obligations	5,953	3,853

Transaction volume	201,732	191,123

The reduction of total assets does not reflect the unwinding of the portfolio during the fiscal year. The unwinding of the portfolio (EUR 18.1 billion) and the reduction of own bonds bought back (EUR 6.4 billion) were partly offset by increases in cash collateral to be provided (EUR 13.5 billion) and currency effects (EUR 6.3 billion, of which EUR 5.3 billion relate to the wind-up portfolio commitment).

Lending Business

The transferred risk positions that arise from the underlying lending business encompass receivables, disbursement obligations under irrevocable loan commitments and guarantees. Some of the contingent liabilities stem from guarantees granted by FMS-WM for certain assets that are being held by HRE Group companies and could not be transferred to FMS-WM.

The lending business had a volume of EUR 63,149 million as of December 31, 2014, compared to EUR 61,234 million as of December 31, 2013, and was broken down into the following balance sheet and off-balance-sheet items:

	As of December 31,
	2013	2014
	(unaudited)
	(in € millions)
Loans and advances to banks	23,609	36,515
Loans and advances to customers	28,359	22,397
Contingent liabilities (excluding credit default swaps)	3,313	384
Other obligations	5,953	3,853

Lending business	61,234	63,149

The development of the lending business was influenced by an increase in loans and advances to banks, which was mainly due to increased holdings of cash collateral. The position of collateral in the context of derivative contracts increased by approximately EUR 13.4 billion.

As of the reporting year, receivables from repo transactions with EUREX Clearing AG (“EUREX”), which amounted to EUR 3.0 billion as of December 31, 2014, are recognized under loans and advances to banks, while in the previous year (as of December 31, 2013: EUR 2.5 billion) they were included in loans and advances to customers.

The partial transfer of operations of the Rome branch of Depfa in February 2014 resulted in a decrease of EUR 2.0 billion in contingent liabilities at the time of the transfer and an equivalent increase in loans and advances to customers. With this transfer, FMS-WM assumed legal ownership of the Italian portfolio, which was transferred to FMS-WM via guarantee.

The decrease in other obligations as of December 31, 2014 was mainly due to the end of a liquidity facility made available to Depfa and the reduction of a liquidity facility in respect of PBB. With effect of January 17, 2015, the liquidity facility provided to PBB in connection with the acquisition of the economic risk of risk positions was reduced by a further EUR 600 million to EUR 540 million.

In fiscal year 2014, there were also significant effects from currency translation, especially related to the U.S. dollar. The main impact of these currency effects was the increase in loans and advances to customers. These effects more than compensated for the decline in the lending business in fiscal year 2014, which resulted from the unwinding of the portfolio.

Securities Holdings

Holdings of securities in the amount of EUR 119,750 million were recognized as debt instruments as of December 31, 2014, compared to an amount of EUR 130,918 million as of December 31, 2013. As of December 31, 2014, the amount of securities holdings included debt securities issued by FMS-WM of EUR 29,220 million that were repurchased, compared to EUR 35,660 million as of December 31, 2013.

The repurchased debt instruments were allocated to the liquidity reserve and partly pledged as collateral. The holdings of debt instruments issued by FMS-WM solely concerned marketable bonds and other fixed-income securities, which are classified as holdings of financial investments. The holdings of securities are hedged against interest rate and foreign exchange risks through the use of derivatives.

In fiscal year 2014, currency translation effects increased the portfolio by approximately EUR 4.6 billion, which partially compensated for the unwinding of the portfolio.

Shares in Affiliated Companies and Other Long-Term Equity Investments

As of December 31, 2014, a book value of EUR 814 million was recognized for shares in affiliated companies and other long-term equity investments (December 31, 2013: EUR 393 million). The changes in fiscal year 2014 resulted mainly from the EUR 320 million acquisition of Depfa (excluding incidental acquisition expenses) and from payments of EUR 50 million into the capital reserves of FMS-WM Service. In addition, currency translation effects increased the portfolio by EUR 41 million.

Liabilities

Issuing bonds and engaging in repos in accordance with FMS-WM’s funding strategy had a significant impact on the following balance sheet items: (i) liabilities to banks, (ii) liabilities to customers and (iii) securitized liabilities.

As of December 31, 2014, FMS-WM recognized liabilities to banks of EUR 20,276 million (December 31, 2013: EUR 21,837 million), which was primarily comprised of repo transactions in a nominal amount of EUR 16,033 million (December 31, 2013: EUR 16,764 million).

As of December 31, 2014, liabilities to customers amounted to EUR 17,575 million (December 31, 2013: EUR 26,367 million) and mainly included repo transactions in a nominal amount of EUR 12,158 million (December 31, 2013: EUR 21,747 million).

As of fiscal year 2014, liabilities from repo transactions with EUREX, which amounted to EUR 6.6 billion as of December 31, 2014, are recognized under liabilities to banks, while in fiscal year 2013 they were recognized under liabilities to customers (EUR 6.4 billion).

In addition, FMS-WM recognized securitized liabilities of EUR 127,493 million as of December 31, 2014 (December 31, 2013: EUR 121,189 million). In connection therewith, the holdings of FMS-WM’s own debt issues, including pro rata interest, as of December 31, 2014 were EUR 91,242 million (December 31, 2013: EUR 92,139 million). As of December 31, 2014, this item also included EUR 36,251 million in commercial paper from the ECP/CD Program launched in fiscal year 2011 (December 31, 2013: EUR 29,050 million). The increase in securitized liabilities in fiscal year 2014 is mainly due to the increased need for the provision of collateral in the context of derivatives transactions and the corresponding funding.

Prepaid Expenses and Deferred Income

Prepaid expenses in the total amount of EUR 3,272 million as of December 31, 2014 (December 31, 2013: EUR 3,940 million) included EUR 1,739 million (December 31, 2013: EUR 2,541 million) of derivatives costs that have not yet been amortized, as well as EUR 1,433 million (December 31, 2013: EUR 1,281 million) in accruals from the lending business attributable to payments made by FMS-WM in 2010 for the hedge adjustments of the hedged items (receivables) taken over from the HRE Group companies in 2010. The increase in prepaid expenses from the lending business in fiscal year 2014 is due to the transfer of the partial operations of Depfa’s Rome branch. In addition, currency translation effects had a positive effect on the portfolio.

Deferred income of EUR 16,316 million as of December 31, 2014 (December 31, 2013: EUR 16,559 million) includes EUR 16,154 million (December 31, 2013: EUR 16,380 million) of payments not yet amortized, received in connection with the derivatives (which were mainly taken over as of October 1, 2010) from the transferring HRE Group companies. The book values of these financial instruments at the transfer date resulted, in particular, from the negative fair values of the financial instruments used to hedge interest rate risks. The slight decrease in unamortized payments received for derivatives taken over in fiscal year 2014 resulted primarily from payments for negative fair values of swap transactions, which were transferred to FMS-WM with the transfer of the partial operations of Depfa’s Rome branch and which had an increasing effect. In addition, currency effects also increased holdings. Together, the effects from the transfer of partial operations of Depfa’s Rome branch and from currency translation largely compensated for the decrease in the amortization of deferred income.

Equity and Loss Compensation Claim

The capital base of FMS-WM is structured as follows:

HRE and PBB each made an equity contribution of EUR 1 million to FMS-WM in connection with the spin-off pursuant to Section 8a (1) and (8) of the FMStFG in conjunction with Sections 123 (2) No. 1 and 131 of the German Reorganization and Transformation Act (Umwandlungsgesetz).

As in fiscal year 2013, no loss compensation claim was recognized against SoFFin in fiscal year 2014. In fiscal year 2014, FMS-WM recognized net retained profits of EUR 313 million. Similarly to net retained profits from fiscal year 2013 of EUR 117 million, which were transferred in fiscal year 2014, the net retained profits from fiscal year 2014 were transferred to retained earnings by decision of April 13, 2015.

Financial Position

The transfer of assets and liabilities from the HRE Group included funding items in fiscal years 2013 and 2014. Some of these holdings were repaid in connection with the restructuring of the funding and replaced by new FMS-WM issues. Securitized liabilities of EUR 127,493 million were recognized as of December 31, 2014 in connection with FMS-WM’s debt issuances, the ECP/CD program and accrued interest (December 31, 2013: EUR 121,189 million). As of December 31, 2014, FMS-WM had issued EUR 91,242 million in own debt instruments including pro rata interest (December 31, 2013: EUR 92,139 million); of this amount, EUR 29,220 million including pro rata interest (December 31, 2013: EUR 35,660 million) had been bought back and reported as an asset in the balance sheet under the “debt instruments” item. The increase in securitized liabilities in fiscal year 2014 of EUR 6,304 million is mainly due to the increased need for the provision of collateral in the context of derivatives transactions and the corresponding funding.

Issuing Activity and Funding

In fiscal year 2014, FMS-WM met its self-imposed targets for its funding and investor relations strategy. The overriding aim is to ensure the solvency of FMS-WM at all times. This is accomplished by utilizing a broadly diversified funding structure, characterized by a wide range of products and a highly diversified, international investor base.

In the money market, the product range includes the following instruments:

•	ECP/CD program;

•	US ABCP (through an issuance vehicle in the United States);

•	Repos (bilateral, tri-party and EUREX repos); and

•	Deposits from institutional investors.

Capital market funding is based on strategic benchmark issues, publicly offered issues and private placements. These three financing methods primarily differ in issuance volume. FMS-WM generally does not issue structured products but it can issue in different currencies, such as USD, GBP and EUR.

The total 2014 issuance volume of all capital market instruments amounted to EUR 11.6 billion, with issuances in EUR dominating the funding activities. In addition, the successful issuance of two strategic USD benchmark bonds to a broad range of investors and regions was of particular relevance. Furthermore, additional GBP benchmark issues were placed with international investors in fiscal year 2014.

FMS-WM plans to keep the proportion of long-term capital market financing in its overall funding volume stable at approximately 50.0%.

Results of Operations

The results of operations were mainly influenced by current income and expenses of risk positions transferred from the HRE Group and related valuation determinations. At EUR 335 million, current income and expenses (net interest and commission income less administrative expenses and depreciation/amortization of intangible and tangible fixed assets) was positive in fiscal year fiscal year 2014 (2013: EUR 389 million). At EUR 32 million, the balance from risk provisions and net income from investments items that were impacted by valuation determinations and sales results was also positive in fiscal year 2014 (2013: EUR -263 million).

In fiscal year 2014, FMS-WM posted a positive result of EUR 373 million (2013: EUR 146 million) from ordinary activities (after deducting the balance of other operating income and expenses as well as the cost of loss absorption). After deducting the tax expense of EUR 60 million (2013: EUR 29 million), the net income for the fiscal year 2014 was EUR 313 million (2013: EUR 117 million).

The table below provides an overview of the structure of the result from ordinary activities based on the items of the income statement:

Income Statement

	January 1 – December 31, 2013	January 1 – December 31, 2014
	(audited) (€ in millions)
Net interest income	626	526
Income from profit transfer	0	7
Net commission income	100	56
Other operating income (loss), net	25	(1)
General and administrative expenses	(334)	(245)
Depreciation and amortization	(3)	(2)
Risk provisions for the lending business	(440)	109
Net income (loss) from investments in the securities business	177	(77)
Expenses from loss absorption	(5)	0

Results from ordinary activities	146	373
Taxes (including other taxes)	(29)	(60)
Net income for the fiscal year	117	313
Retained profits (accumulated losses) brought forward	0	0

Net retained profits	117	313

Net Interest Income

Net interest income in fiscal year 2014 amounted to EUR 526 million (2013: EUR 626 million). This decrease was mainly attributable to the reduction in the portfolio volume resulting from the portfolio wind-up. FMS-WM’s funding advantages were also adversely affected by interest rates in the euro money market, which had fallen to historical lows.

Net Commission Income

Net commission income primarily comprised commission income from the lending and derivatives business. Commission expenses mainly included premium payments for loan hedging derivatives.

The decline in net commission income was partly attributable to a decrease in commission income from credit default swaps with FMS-WM’s wholly-owned subsidiary, Hypo Real Estate Capital Corporation, after the sale of the U.S. Commercial Real Estate portfolio in June 2014. Another contributing factor was a decrease in current income generated from FMS-WM’s assumption of legal ownership of the Italian portfolio, which was transferred to FMS-WM via guarantee.

In addition, net commission income in fiscal year 2014 was influenced to a lesser degree by positive one-off effects of EUR 3 million from additional payments by PBB/Depfa for the assets transferred to FMS-WM via guarantee (2013: EUR 14 million).

Other Operating Income (Loss), Net

Other operating expenses of EUR 18 million in fiscal year 2014 (2013: EUR 26 million) mainly resulted from currency translation. Other operating income of EUR 17 million in fiscal year 2014 (2013: EUR 51 million) resulted from the reversal of provisions and from cost reimbursements for servicing expenses from prior years, among others.

General and Administrative Expenses

In fiscal year 2014, general and administrative expenses decreased by EUR 89 million, or 26.6%, to EUR 245 million (2013: EUR 334 million).

The decrease in administrative expenses was due primarily to a lower level of expenses incurred in the context of service outsourcing (servicing of the portfolio assets, administrative and back office activities, IT services, accounting services).

Including all active service providers, servicing expenses amounted to EUR 155 million for fiscal year 2014, EUR 39 million, or 20.1%, below the comparable expenses for servicing the portfolio in fiscal year 2013 (EUR 194 million).

Expenses in fiscal year 2013 were largely incurred in respect of PBB, as major components of the operating activities of FMS-WM had been managed by the HRE Group companies under the cooperation agreement with PBB until September 30, 2013. For the period from January 1, 2013 to September 30, 2013, expenses of EUR 159 million were incurred for tasks assigned to the HRE Group. Since October 1, 2013, key components of activities previously outsourced to the HRE Group have been performed by FMS-WM Service. In addition, other service providers have been working for FMS-WM to provide certain services such as IT services (IBM Deutschland GmbH) and key areas of accounting (capco GmbH Wirtschaftsprüfungsgesellschaft). Expenses of EUR 35 million were incurred for tasks transferred to FMS-WM Service and other service providers for the period from October 1, 2013 to December 31, 2013.

In addition to the decline in expenses for servicing the portfolio, the elimination of one-time charges related to IT transition costs was mainly responsible for the reduction in general and administrative expenses in the 2013 fiscal year.

Personnel expenses for the staff of FMS-WM amounted to EUR 26 million in fiscal year 2014 (2013: EUR 25 million).

Risk Provisions and Net Income from Securities

The result from risk provisions (write-downs of and valuation allowances on receivables and certain securities, additions to loan loss provisions / income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions) improved to EUR 109 million (previous year: EUR -440 million) primarily as a result of the reversal of specific and general loan loss provisions.

Net income from investments (write-downs of and valuation allowances on shares in affiliated companies, other long-term equity investments and securities classified as fixed assets as well as income from reversals of write-downs of shares in affiliated companies) fell to EUR -77 million (previous year: EUR 177 million). The negative result in fiscal year 2014 was mainly due to additions to specific loan loss provisions and provisions that were partly offset by profits from disposals.

OVERALL APPRAISAL

On the whole, business developed positively for FMS-WM in fiscal year 2014. The favorable conditions in many market segments were used to speed up the unwinding of the transferred portfolio. The commitment of the wind-up portfolio was reduced before currency effects to the amount of EUR 102.2 billion, corresponding to an unwinding of EUR 18.1 billion, or 15.0%, compared to December 31, 2013 and EUR 73.5 billion, or 41.8%, compared to October 1, 2010, exceeding the unwinding of approximately EUR 12 billion projected in the outlook for fiscal year 2014.

Results of operations also developed positively in fiscal year 2014, thus achieving the positive result projected in the outlook for fiscal year 2014. FMS-WM recognized net income of EUR 313 million for fiscal year 2014 (2013: EUR 117 million).

In fiscal year 2014, the aggregate of net interest income and net commission income exceeded general and administrative expenses plus depreciation and amortization of intangible and tangible fixed assets by EUR 335 million (2013: EUR 389 million). As a result, income from the portfolio more than offset expenses from operating activities. At EUR 32 million (2013: EUR -263 million), the balance from items determined by valuation measures (risk provisions and net income from investments) was also positive in fiscal year 2014, with FMS-WM benefiting from favorable market developments.

With respect to FMS-WM’s issuance activities, the total issuance volume of all capital market instruments amounted to EUR 11.6 billion in fiscal year 2014 and was thus approximately EUR 2 billion higher than the issuance volume of EUR 10 billion forecast in the outlook for fiscal year 2014. This was largely due to higher liquidity requirements on account of providing collateral for derivatives transactions.

RISK REPORT

The risk report has been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch, “HGB”) applicable to large corporations and the supplementary provisions applicable to banks.

The disclosures in the risk report take all risk positions into account, to the extent that FMS-WM has beneficial ownership thereof and bears the value at risk. This also encompasses synthetic transfers of risk positions and receivables of FMS-WM’s subsidiaries whereby FMS-WM has assumed all default risks, directly or indirectly resulting from these subsidiaries’ funding activities. Apart from risk positions, the risk report covers properties that were taken over in connection with the disposal of collateral. In addition, the risk report describes exposures where the risks were not transferred directly for a variety of reasons but instead by means of guarantees, for instance. These disclosures do not distinguish between on-balance sheet transactions (such as receivables and securities) and off-balance sheet transactions (such as guarantees, loan commitments and derivatives).

Following the takeover of Depfa on December 19, 2014, FMS-WM holds Depfa’s risk positions in an amount equal to Depfa’s book value, the intragroup receivable reported separately from Depfa’s wind-up portfolio and the receivables relating to Depfa’s wind-up portfolio. Given that FMS-WM is under no obligation to assume Depfa’s losses, the risk positions of Depfa are not reported on in FMS-WM’s risk report.

Basics of Risk Management

FMS-WM’s risk management is based on FMS-WM’s winding-up plan and risk strategy, and it is documented in FMS-WM’s Risk Manual. The key risk management functions and instruments were further refined in fiscal year 2014. Aside from the sets of tools used to steer and monitor risk, this also includes reviewing and adjusting, as necessary, approaches to management, limit setting and reporting, given the special nature of FMS-WM.

FMS-WM’s risk strategy takes into account the requirements of Section 25a (1) KWG, Article 2 (4) of its charter and the relevant rules and regulations of the German Minimum Requirements for Risk Management (“MaRisk”), which specify the requirements of Section 25a of the KWG. MaRisk provides a framework for risk management at financial institutions. Furthermore, it refines the requirements placed on a business organization for outsourced activities and processes requiring financial institutions to take adequate measures to ensure that outsourcing does not result in an undue increase in risk. MaRisk provides for the establishment of appropriate internal governance structures. Within the meaning of MaRisk, risk management includes the determination of appropriate strategies, as well as the establishment of appropriate internal surveillance procedures while taking into account a financial institution’s risk-bearing capacity. The internal surveillance procedures comprise the internal control system and internal audit.

In particular, the internal control system has to cover:

•	rules regarding the organizational and operational structure; and

•	processes for identifying, assessing, treating, monitoring and communicating risks.

In addition, MaRisk contains specific requirements for the organization and management of counterparty default risks (credit risks), market risks, liquidity risks and operational risks.

Although FMS-WM is neither a financial institution nor a financial services institution within the meaning of the KWG, due to similarities of FMS-WM’s operations with such institutions, FMS-WM’s risk strategy complies with all relevant rules, regulations and standards applicable to banks and/or financial institutions to the extent advisable, required or stipulated in its charter. Prior to FMS-WM’s creation, extensive preliminary talks were conducted between FMS-WM and FMSA, its legal regulator, concerning the extent to which MaRisk rules and regulations would apply to FMS-WM.

The risk strategy defines long-term, general and consistent frameworks and principles for FMS-WM’s risk management to the extent that this is advisable and required in substantive terms. It provides the basis for managing and controlling different types of risks and fixes fundamental risk targets that govern all business decisions. Changes in rules, regulations and standards applicable to banks and/or financial institutions are reviewed for applicability to FMS-WM and complied with, to the extent deemed advisable or required.

The current risk strategy is derived directly from FMS-WM’s objective as set out in its charter. FMS-WM follows a strategy of unwinding the portfolio in a way that maximizes its value to the extent possible. The efficiency and operational feasibility of all risk-steering activities constitute additional requirements for reducing risk. The risk tolerance of FMS-WM is described in the winding-up plan, which reflects the business strategy. The risk strategy, which is derived from this description of FMS-WM’s risk tolerance, is documented in the Risk Manual.

To refine its risk management, FMS-WM also has adopted specific strategies for five relevant risk categories: credit risk, market risk, liquidity risk, operational risk and other risks.

Because the capital adequacy requirements of the KWG do not apply to FMS-WM, the absence of any obligation to prepare an internal capital adequacy assessment process to manage its business based on economic capital pursuant to MaRisk standards results in reduced requirements on FMS-WM’s reporting system compared to other financial institutions. In particular, FMS-WM’s approach to risk management is designed to avoid seeking recourse from SoFFin under the latter’s obligation to compensate losses.

The winding-up plan and the risk strategy — including the underlying assumptions — are reviewed on a regular basis (at least annually) and updated as necessary. Deviations from the plan that are identified in the wind-up report may also require further updates.

Organizational Structure of Risk Management

Responsibility for risk management rests with the Executive Board of FMS-WM, in particular the Chief Risk Officer/Chief Financial Officer. The chart below shows the organizational structure of risk management:

Supervisory Board / Risk Committee of the Supervisory Board

The Supervisory Board monitors the Executive Board within the meaning of FMS-WM’s charter and has delegated risk-relevant topics to the Risk Committee of the Supervisory Board. As far as loan and portfolio management are concerned, the Risk Committee of the Supervisory Board serves as the latter’s decision-making body tasked with making related decisions on a case-by-case basis that are particularly relevant to risk, have major effects on FMS-WM’s financial results or are of strategic significance. It reviews and approves transactions, activities, strategies and targets related to individual exposures in connection with unwinding the portfolio and monitors relevant loan decisions. All members delegated for this purpose by the Supervisory Board are entitled to vote.

Committees

The following committees, which generally meet weekly or monthly and can be convened at short notice, have been established at FMS-WM to support and advise the Executive Board as well as to make certain decisions:

•

The Risk Committee is the corporate body for operational lending decisions at the management level of FMS-WM; it makes loan decisions on individual loans for all asset classes that fall within its scope.

•

The Portfolio Steering Committee is a strategic management and information committee at the Executive Board level whose duties include preparing decisions on adjustments to the winding-up plan and making decisions on methodological changes in risk controlling and concerning overall risk steering.

•

The Asset Liability Committee (“ALCO”) serves as the Executive Board’s key body tasked with information gathering, monitoring and management activities in connection with strategic decisions on issues related to the structure of the balance sheet, liquidity and market risk positions, funding and hedging strategies, limits as well as methodological requirements for market and liquidity risks.

Units

The units listed below are mainly responsible for risk management at FMS-WM.

The Risk Controlling department within the Risk Controlling, Finance & Portfolio Steering unit is responsible for carrying out all risk controlling activities in accordance with MaRisk for all risk types. This includes identification, analysis, assessment, monitoring and reporting of all risks. The Risk Controlling, Finance & Portfolio Steering unit is also responsible for carrying out the annual review of FMS-WM’s winding-up plan and for preparing the monthly wind-up report, which is the centralized reporting tool for all risk types.

The review of the adequacy of the models used to determine credit risk and model-based market price valuation is assigned to the Quantitative Analytics department, which was part of the Structured Products & Quantitative Analytics unit until the end of fiscal year 2014. As of fiscal year 2015, this department has been assigned to the Risk Controlling, Finance & Portfolio Steering unit.

Managing credit risk is one of FMS-WM’s central tasks. The main tasks of the portfolio management units entail making decisions on loans and securities at both the individual and the portfolio level. This is where the decisions of the committees on whether or not to hold risk positions to maturity or sell or restructure them are prepared and carried out. Credit Portfolio Management comprises the following four units and departments, the responsibilities of which, as in fiscal year 2013, are defined on the basis of the relevant segments or product groups:

•	The Structured Products department within the Structured Products & Quantitative Analytics unit manages the structured products.

•	The Sovereign & Public Finance, Financial Institutions unit is responsible for government bonds and the Public Sector and Financial Institutions portfolio segments.

•	The Corporate & Asset Finance unit is mainly responsible for infrastructure financing.

•	The Commercial Real Estate I unit handles exposures that are mostly performing.

•	The Commercial Real Estate II unit handles exposures that are generally being restructured or require workout activities.

Due to the diminishing portfolio size, Commercial Real Estate I and II were consolidated into a single unit at the beginning of fiscal year 2015. Additionally, the Corporate & Asset Finance unit was split, and responsibility for infrastructure financing was assigned to the newly named Structured Products, Infrastructure & Asset Finance unit, with the rest of corporate and asset financings remaining in the Corporate & Asset Finance unit.

The Treasury unit is responsible for the operational management of interest rate, foreign exchange and counterparty risks as well as for tactical liquidity management. The Capital Markets Funding unit handles long-term funding via capital market issues and manages strategic liquidity risk.

The Capital Markets Funding unit handles long-term funding via capital market issues and manages strategic liquidity risk.

In fiscal year 2014, the Audit unit in the Risk & Finance division performed risk-based and process-independent audits relating to the efficacy and adequacy of risk management at FMS-WM and FMS-WM Service.

The Sourcing & Corporate Services department in the IT, Sourcing & Servicer Steering unit is tasked with service provider management and thus managing outsourcing risks.

Moreover, each individual department at FMS-WM must also manage the operational risks falling within the scope of its respective responsibility. For example, ensuring adequate rules of representation and carrying out measures to prevent losses are decentralized responsibilities.

Process Organization of Risk Management

Risk management at FMS-WM encompasses the

•	identification;

•	analysis/assessment;

•	steering; and

•	monitoring/reporting

of risks.

The material types of risks associated with the business model of FMS-WM are:

•	credit risks;

•	market risks;

•	liquidity risks;

•	operational risks; and

•	other risks.

An annual risk inventory is conducted to identify and review risks classified as material. Due to the size and complexity of the portfolio transferred, credit risk in the form of borrower and issuer risk is the most important type of risk to which FMS-WM is exposed. In addition, FMS-WM is subject to considerable operational risk as a result of the extensive outsourcing of processes.

Risk management also entails limiting, monitoring and actively steering the following risks in particular: credit risk in the form of counterparty risk, market risk and liquidity risk. In addition to risk type-specific stress tests, integrated (cross-risk type) stress scenarios are run and reported on a quarterly basis. Borrower and issuer risks are monitored and managed as part of the wind-up strategies for specific wind-up clusters within the segments. Credit risk in the form of counterparty risk, market risk, liquidity risk, operational risk and other risks are managed at the total portfolio level.

FMS-WM is fully liable for managing and monitoring each individual risk type. FMS-WM has outsourced major operating duties and activities to FMS-WM Service by way of a framework agreement. The scope of services provided is set out in detailed service level agreements.

Moreover, a framework agreement was signed to outsource key areas of IT operations to IBM Deutschland GmbH. Extensive service level agreements are intended to safeguard day-to-day IT system functionality and to provide for future adaptability of the systems to meet the special needs of FMS-WM through change requests.

Credit Risk

Definition

The credit risk of FMS-WM mainly comprises borrower and issuer risk, counterparty risk as well as country risk.

•

Borrower and issuer risk comprises the risk that a contracting party, or a reference entity in the case of credit derivatives, does not fulfill the payment obligations resulting from loan agreements or securities issues in full and in a timely manner or that a credit event defined in derivative contracts occurs. Borrower and issuer risk is further classified into default risk and migration risk.

•

Default risk: The risk that a borrower cannot fulfill payment obligations in full or on time, or that a defined credit event occurs, and that FMS-WM suffers a financial disadvantage as a result. In many cases, FMS-WM is in possession of marketable collateral. Recoveries from the liquidation of collateral can partly mitigate the default losses, but they are also subject to uncertainties.

•

Migration risk: The risk that a borrower’s or issuer’s creditworthiness might deteriorate over time. Such deterioration in creditworthiness does not immediately result in direct losses but increases the risk of incurring such losses. Irrespective of the treatment for accounting purposes, the deterioration of a credit profile is usually associated with declining market values.

•

Counterparty risk: The risk that a contracting party’s default makes it impossible to fully collect unrealized profits from derivatives and executory contracts. Counterparty risk is further classified into replacement risk and settlement risk.

•

Replacement risk: The risk that, in the event of a derivative counterparty defaulting, the affected contract must be replaced at conditions that are less favorable than the ones applicable when the contract was initially entered into.

•	Settlement risk: The risk that FMS-WM delivers an asset that it has sold to a counterparty or makes a payment but does not receive the stipulated monetary consideration or asset, as the case may be.

•

Country risk comprises credit or counterparty risks arising from the dependence of the contracting party on the actions of the relevant foreign states or political or economic developments. In particular, this includes the risk that a debtor cannot service its liabilities due to any of the following:

•	the government or central bank of the debtor’s country cannot or will not make available the foreign currency required for such repayment;

•	the government or central bank of the debtor’s country prohibits such repayment (transfer risk); or

•	the currency of the debtor’s country can no longer be converted due to a serious deterioration of the country’s economic or political situation (conversion risk).

Collective country valuation allowances are recognized for borrowers in countries with discernible country risks.

Risk Strategy

FMS-WM’s credit risk strategy includes minimizing losses by holding assets to maturity or unwinding them as profitably as possible. Taking on new business for purposes other than hedging risks is not permitted under the risk strategy and is not stipulated in the winding-up plan. In individual cases, new business may be allowed to cost-effectively reduce risks from existing positions (e.g., prolongations, acquisitions of collateral and stabilization measures).

Risk Identification

A catalogue of early warning indicators, which is coordinated with FMS-WM Service, is used to continuously monitor loan exposures in order to ensure early identification of problem assets. The latter are then classified into Facilities in Focus, Watchlist, Restructuring and Workout — in that order — if certain indications are present. Exposures are subject to increasingly intensified monitoring — in that order — to ensure that risks are detected and steps aimed at reducing risk can be initiated as soon as possible.

The guidelines agreed with FMS-WM Service for credit processes determine the requisite steps for performing risk reviews and risk assessments as part of regular monitoring. Early warning indicators as well as credit processes are reviewed on a regular basis but at least annually by FMS-WM Service and coordinated with the responsible units within FMS-WM.

Risk Analysis and Assessment

Credit risk is measured using internal models that calculate the probability of default (“PD”), expected amount of the receivable at the time of default (EaD), and the potential loss given default (“LGD”). The models for determining these parameters are reviewed annually by FMS-WM.

The aforementioned parameters are in turn used to calculate the expected loss (“EL”) for a one-year horizon. The EL is calculated on an individual transaction level and subsequently aggregated by segment and across the overall portfolio.

In addition, the cumulative EL for a longer planning horizon and over the entire term of the positions in the wind-up portfolio is calculated as a risk reference value to be used in managing the portfolio. Stress tests are conducted at both the portfolio and segment levels, and the unexpected loss is quantified with the help of a credit portfolio model. In sensitivity analyses and both historical and hypothetical scenario analyses, stress situations are modelled for the key risk parameters PD and LGD, and their effects are measured on the cumulative EL.

Risk Steering

The credit portfolio management units and departments listed in section “—Organizational Structure of Risk Management” are responsible for steering credit risks. Restructuring and selling receivables are the two most important tools that are available to FMS-WM for steering credit risks.

In managing the portfolio, FMS-WM generally bases its decisions on the long-term value of an exposure (intrinsic value) in order to decouple decision-making from short-term fluctuations in market value. Changes in market value, however, are considered in internal credit rating analyses as they can provide timely and independent indications of creditworthiness. Additional analyses regarding borrower and issuer risk and potential write-down requirements are also performed in the event of material market value changes.

Counterparty risks are managed by means of suitable limits and application of the “gross future exposure” measure, which takes into account not only current market values of derivative contracts, but also their potential future changes. Both replacement and settlement risks are managed by FMS-WM. As a rule, transactions entailing counterparty risks may not be made without a sufficient borrower-specific limit. The extent to which the limit has been utilized must be verified before any new transaction takes place (pre-deal limit check). All transactions are charged to the respective borrower-specific limits immediately.

Two dimensions are analyzed in connection with the limiting of counterparty risks and active management of the related exposures.

•

Counterparty risks involving customers in the wind-up portfolio: The transferred risk positions also encompass derivatives with customers in lending and securities transactions. The counterparty risks arising from these derivatives are limited for the purpose of monitoring any potential increases in risk resulting from changed market conditions. Increases in exposures are possible only in exceptional cases, for example with the aim of stabilizing the overall exposure. In accordance with the governance framework set out in FMS-WM’s charter, limit increases of this nature must be decided and approved according to the respective lending authority provisions.

•

Counterparty risks involving capital market partners: The Treasury and Capital Markets Funding units enter into money market transactions, derivatives and repos to manage the risk and liquidity positions of FMS-WM. Managing these business activities requires limits that give both units enough flexibility while enabling the Risk Controlling department to carry out its monitoring duties. The activities of the Treasury and Capital Markets Funding units are restricted to a defined pool of counterparties (white list) and are subject to an independent limit monitoring and escalation process by the Risk Controlling department.

Risk Monitoring and Reporting

Primarily at the portfolio level, borrower and issuer risks are monitored pursuant to the current winding-up plan and described in the wind-up report that is to be prepared monthly for the Executive Board and the Supervisory Board. Furthermore, a detailed credit risk and stress test report prepared for the Executive Board on a quarterly basis evaluates credit risk-specific as well as integrated stress test scenarios.

At the level of individual exposures, FMS-WM Service monitors credit risk using approved processes. The migration of the ratings of the largest exposures is reported to the Executive Board in the wind-up report. In addition, FMS-WM Service reports monthly on the development of the watchlist and problem assets to the responsible portfolio managers at FMS-WM. Based on the data delivered and their own analyses, the portfolio managers monitor the individual exposures for their segments with regard to the decisions required in the interest of economic value maximization.

Counterparty limits and their utilization at transaction level are also recorded in the daily counterparty risk report, monitored and reported to the Executive Board as well as to the Treasury unit. An escalation process ensures timely reaction and communication to the Executive Board if limits are exceeded.

Risk Position

FMS-WM’s credit portfolio is managed through the Commercial Real Estate, Public Sector, Structured Products and Infrastructure segments. An EaD is determined for all portfolio segments based on uniform specifications. The EaD shows the potential amount of the claim against the borrower irrespective of the latter’s credit rating and any risk provisions already set up in that connection. Besides the current drawdown, the EaD also takes into account the pro rata interest payments in relation to which a borrower may default before an exposure is defined as having defaulted (maximum 90 days) as well as those loan commitments on which a borrower will still be able to draw in the future despite a significant deterioration in creditworthiness. The EaD of derivatives is defined as the sum of the current market value (after accounting for collateral) and the prescribed regulatory add-ons, which constitute a cushion for possible future market value increases.

The EL, as an additional important short-term parameter for managing the credit portfolio, is determined for the entire portfolio for a period of one year. The only risk positions exempted from the determination of the EL are those for which a specific loss provision was already recognized or for which a specific loss provision was transferred in the takeover of the portfolio.

The disclosures below correspond to the presentation of internal risk reporting in the wind-up report.

Breakdown of the EaD and the EL of the Credit Portfolio

The following is a breakdown of the EaD and the EL of the credit portfolio by segment:

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total (excluding derivatives)		Derivatives
	December 31,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(unaudited)
	(€ in billions)
EaD	8.8	13.6	66.1	72.0	30.4	32.5	18.7	18.3	124.0	136.4	7.8	15.1
EL	0.24	0.25	0.14	0.06	0.12	0.16	0.05	0.12	0.55	0.59	0.04	0.17

As of December 31, 2014, the EaD of the risk positions reported in the wind-up report (excluding derivatives) was EUR 124.0 billion, a decline of EUR 12.4 billion, or 9%, compared to December 31, 2013. The decrease was mainly due to scheduled and unscheduled redemptions (EUR -9.5 billion) and sales (EUR -6.1 billion). As in fiscal year 2013, sales primarily involved the exposure to Japan (EUR -2.3 billion). In addition, nearly equal shares of Polish, Greek and Portuguese government bonds totaling EUR -0.85 billion were sold, along with EUR -0.9 billion in U.S. commercial real estate loans.

In contrast to fiscal year 2013, exchange rate movements had the net effect of increasing FMS-WM’s EaD by EUR 5.4 billion as of December 31, 2014 (December 31, 2013: EUR -3.9 billion). Approximately two-thirds of this risk-amplifying effect was due to the increase in the value of the U.S. dollar (+14%) and approximately one-third of it was the result of the appreciation of the pound sterling (+7%). Other foreign currencies are much less important for FMS-WM’s portfolio and, for the most part, were also less affected by revaluations.

As of December 31, 2014, the breakdown of the change in exposure by individual segments is as follows: Commercial Real Estate: EUR -4.8 billion (-35%); Public Sector: EUR -5.9 billion (-8%), Structured Products: EUR -2.1 billion (-6%); and Infrastructure: EUR +0.3 billion (+2%). Adjusted for foreign currency effects, i.e., assuming exchange rates had remained unchanged from December 31, 2013, the exposure in all segments had decreased.

While the exposure of the wind-up portfolio (not including derivatives) declined by 9% year-on-year, the one-year EL declined by approximately 6% to EUR 0.55 billion as of December 31, 2014 (December 31, 2013: EUR 0.59 billion). In relation to the EUR 113.0 billion (December 31, 2013: EUR 123.1 billion) of exposure from loans and securities for which specific loan loss provisions have not yet been recognized (internal rating classes 1 to 28), this corresponds to a one-year EL rate of 0.49%, compared to 0.48% as of December 31, 2013. The EUR 0.03 billion decline in the EL is largely the result of the portfolio wind-up (EUR -0.18 billion), especially the unwinding of risky exposures in the Commercial Real Estate segment. However, exchange rate effects, rating downgrades (also mainly in the Commercial Real Estate segment) and EL increases resulting from a single transaction in the Public Sector segment mostly offset EL-decreasing effects from the portfolio wind-up.

As of December 31, 2014, the overall derivative position had a total EaD of EUR 7.8 billion based on the wind-up report and was therefore a net EUR 7.3 billion lower (-49%) than the figure as of December 31, 2013. EUR 6.0 billion of the decline was mostly due to a change in methodology. When calculating EaD, the generalized haircuts applied in previous years to collateral in the form of securities and cash furnished and received for OTC transactions is, as of fiscal year 2014, calculated in a more granular way and more accurately reflects risk for purposes of risk reporting.

As of December 31, 2014, the one year EL from derivatives fell by EUR 0.13 billion, or 78%, compared to December 31, 2013. This decrease is partly attributable to the aforementioned change in methodology which reduced the EaD and partly also to one-off effects — more than half of the EL from derivatives in fiscal year 2013 was accounted for by a single customer derivative relating to a real estate exposure that has since been mostly unwound.

Not included in the wind-up portfolio are FMS-WM’s receivables from its own investees (Depfa and FMS-WM Service) with an EaD totaling EUR 0.6 billion and liquidity facilities of PBB (as part of irrevocable loan commitments and the agreed substitute cover solution (Ersatzdeckungslösung)) in the amount of EUR 3.7 billion. Based on the current risk parameters, the one-year EL for the aforementioned items amounted to less than EUR 1.0 million as of December 31, 2014.

Breakdown of Credit Portfolio by Rating Classes(1)

The following is a breakdown of the credit portfolio by internal rating classes(2):

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(unaudited)
	(EaD in € billions)
Internal rating classes 1 to 7	0.0	0.0	25.9	27.3	15.9	17.6	1.3	0.2	43.1	45.1
Internal rating classes 8 to 10	0.0	0.4	33.4	36.3	12.0	10.4	10.1	9.7	55.5	56.8
Internal rating classes 11 to 13	0.8	1.7	4.3	6.4	1.1	2.2	1.8	2.5	8.0	12.8
Internal rating classes 14 to 22	2.4	4.5	0.4	0.2	0.5	0.8	1.7	1.4	5.0	6.9
Internal rating classes 23 to 27	0.2	0.4	0.0	0.0	0.6	0.7	0.0	0.4	0.8	1.5
Internal rating classes 28 to 30	5.4	6.6	2.1	1.8	0.3	0.8	3.8	4.1	11.6	13.3

Total	8.8	13.6	66.1	72.0	30.4	32.5	18.7	18.3	124.0	136.4

(1)	Excluding derivatives with an EaD of EUR 7.8 billion.
(2)	In the previous year, a breakdown of the credit portfolio by internal rating classes was shown mapped to an S&P rating scale. The groups based on internal rating classes used in the current report correspond to the groups used in the previous year.

In fiscal year 2014, the portfolio’s rating profile improved slightly. Year-on-year, assets with an EaD of EUR 16.0 billion experienced rating improvements (according to the internal rating assessment), while assets with an EaD of EUR 7.7 billion were downgraded. More than half of the rating improvements were attributable to the Public Sector segment (particularly to Spain, Portugal and Poland). Approximately one-third of all rating downgrades related to loans in the Commercial Real Estate segment.

Breakdown of Credit Portfolio by Countries and Regions(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(unaudited)
	(EaD in € billions)
Country(2)
PIIGS	1.0	1.2	36.8	38.6	3.5	4.1	0.9	1.0	42.2	44.9
Of which Italy	0.3	0.3	28.3	28.6	1.5	1.6	0.5	0.5	30.6	31.0
Of which Spain	0.7	0.8	5.4	5.7	1.4	1.9	0.2	0.3	7.7	8.7
Of which Greece	0.0	0.0	1.2	1.6	0.0	0.0	0.0	0.0	1.2	1.6
Of which Ireland	0.0	0.0	0.3	0.7	0.5	0.5	0.1	0.1	0.9	1.3
Of which Portugal	0.0	0.1	1.6	2.0	0.1	0.1	0.1	0.1	1.8	2.3
United Kingdom	1.4	1.7	10.4	10.0	3.8	4.1	12.3	11.2	27.9	27.0
Germany	3.9	6.0	4.0	4.4	1.3	1.6	0.2	0.1	9.4	12.1
Rest of Europe	1.6	2.7	11.7	13.3	0.6	2.5	1.0	1.1	14.9	19.6
USA	0.7	1.8	0.0	0.1	18.7	17.8	0.8	1.4	20.2	21.1
Japan	0.0	0.2	1.2	3.5	0.0	0.0	0.0	0.0	1.2	3.7
Asia (excl. Japan)	0.1	0.0	1.0	1.1	0.0	0.0	0.2	0.2	1.3	1.3
Rest of World	0.1	0.0	1.0	1.0	2.5	2.4	3.3	3.3	6.9	6.7

Total	8.8	13.6	66.1	72.0	30.4	32.5	18.7	18.3	124.0	136.4

(1)	Excluding derivatives with an EaD of EUR 7.8 billion.
(2)	Allocation by country of the economic risk (e.g., location of the collateral), which, in individual cases, may be different from the legal domicile of the debtor/issuer.

The breakdown of the credit portfolio by countries and regions as of December 31, 2014 continued to reflect a high percentage of European borrowers (76%, unchanged from December 31, 2013). The shares of the portfolio accounted for by the three largest country concentrations increased compared to December 31, 2013 due to disproportionately low repayments or sales and/or due to exchange rate effects. As of December 31, 2014, the largest country-specific shares of the portfolio were attributable to Italy at 25% (December 31, 2013: 23%), the United Kingdom at 23% (December 31, 2013: 20%) and the United States at 16% (December 31, 2013: 15%).

Within the Commercial Real Estate segment, the largest country-specific exposures as of December 31, 2014 related to Germany at EUR 3.9 billion (December 31, 2013: EUR 6.0 billion) and the United Kingdom at EUR 1.4 billion (December 31, 2013: EUR 1.7 billion). The largest exposures in the “Rest of Europe” category comprised loans in the Netherlands at EUR 0.5 billion (December 31, 2013: EUR 0.6 billion) and France at EUR 0.3 billion (December 31, 2013: EUR 0.8 billion). The volume of U.S. real estate loans was reduced to less than half of the volume held as of December 31, 2013, mainly due to portfolio sales.

As of December 31, 2014, the Public Sector segment had a financing portfolio with municipal, sovereign or other public-sector issuers as well as banks with an EaD of EUR 66.1 billion (December 31, 2013: 72.0 billion). A sum amounting to EUR 36.8 billion EaD was attributable to the countries particularly affected by the European debt crisis, known as the PIIGS countries, of which more than three-fourths was attributable to Italy. Already partly reduced in fiscal years 2012 and 2013, FMS-WM’s receivables in respect of Greece were further rolled back in fiscal year 2014 by effecting selective sales. The largest exposures in the “Rest of Europe” category comprised government bonds and loans in France at EUR 1.9 billion (December 31, 2013: EUR 2.1 billion), Poland at EUR 1.8 billion (December 31, 2013: EUR 2.2 billion), the Netherlands at EUR 1.5 billion (December 31, 2013: EUR 1.7 billion), Austria at EUR 1.2 billion (December 31, 2013: EUR 1.2 billion) and Hungary at EUR 1.2 billion (December 31, 2013: EUR 1.4 billion). The exposure to Japanese counterparties decreased by EUR 2.3 billion, or 66%, year-on-year partly due to exchange rate effects and principal repayments, but mostly as a result of sales.

With an EaD of EUR 30.4 billion as of December 31, 2014, the Structured Products segment comprised all of FMS-WM’s securitization transactions and other structured products. More than 60% of this amount, or EUR 18.7 billion (December 31, 2013: EUR 17.8 billion), was attributable to the United States, with EUR 9.2 billion comprising FFELP (Federal Family Education Loan Program) student loan securities (December 31, 2013: EUR 8.5 billion) and EUR 6.0 billion comprising securitized receivables with municipal borrowers (December 31, 2013: EUR 5.7 billion). The segment’s EaD also included risk positions totaling EUR 3.5 billion (December 31, 2013: EUR 4.4 billion) in respect of the PIIGS countries (mostly Italy and Spain), EUR 3.8 billion in respect of the United Kingdom (December 31, 2013: EUR 4.1 billion), EUR 2.2 billion in respect of Canada (December 31, 2013: EUR 2.1 billion) and EUR 1.3 billion in respect of Germany (December 31, 2013: EUR 1.6 billion). The exposure to borrowers in the Netherlands was reduced by EUR 1.9 billion, or 89%, from December 31, 2013, mainly due to the early repayment of a single large exposure.

In the Infrastructure segment, the regional focus as of December 31, 2014 was on the United Kingdom, to which EUR 12.3 billion, or nearly two-thirds of the total exposure of EUR 18.7 billion, was attributable. Other regions with large infrastructure financings were Canada at EUR 1.5 billion (December 31, 2013: EUR 1.5 billion) and Australia at EUR 1.4 billion (December 31, 2013: EUR 1.5 billion). Despite contrary exchange rate effects, the U.S. infrastructure financing portfolio was reduced by nearly half compared to December 31, 2013 and amounted to EUR 0.8 billion as of December 31, 2014.

Breakdown of Credit Portfolio by Remaining Maturities(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(unaudited)
	(EaD in € billions)
Remaining Maturities(2)
Due	2.9	3.2	0.0	0.0	0.0	0.0	0.0	0.0	2.9	3.2
Until 2015	2.9	7.5	4.7	6.2	0.2	0.5	0.2	1.5	8.0	15.7
2016 – 2020	2.5	2.3	11.3	15.0	4.5	4.7	1.8	1.1	20.1	23.1
2021 – 2030	0.5	0.4	12.7	12.7	8.0	8.0	2.6	2.6	23.8	23.7
2031 – 2040	0.0	0.0	25.8	26.7	9.9	8.9	3.4	3.2	39.1	38.8
> 2040	0.0	0.2	11.6	11.4	7.8	10.4	10.7	9.9	30.1	31.9

Total	8.8	13.6	66.1	72.0	30.4	32.5	18.7	18.3	124.0	136.4

(1)	Excluding derivatives with an EaD of EUR 7.8 billion.
(2)	Calendar year in which the next adjustment of terms will be made.

As of December 31, 2014, the remaining maturities of receivables differed greatly depending on the segment. The receivables held in the Commercial Real Estate portfolio were primarily due in less than five years. At EUR 2.9 billion, approximately one-third of the receivables related to called loans, while EUR 2.9 billion, or approximately one-third, were due in the current year.

In contrast, EUR 10.7 billion, or 57% of financings in the Infrastructure segment as of December 31, 2014 had a maturity beyond 2040. Often, these were inflation-indexed bonds issued by U.K. utility companies.

As of December 31, 2014, EUR 54.4 billion (82%) and EUR 22.6 billion (74%) in receivables from borrowers in the Public Sector and Structured Products segments, respectively, were scheduled to mature by 2040.

Watchlist and Problem Assets

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(unaudited)
	(EaD in € billions)
Watchlist Assets	0.2	0.8	0.0	0.1	0.6	0.7	0.5	0.6	1.3	2.2
Problem Assets	5.3	7.1	2.1	2.8	0.5	1.0	3.8	4.2	11.7	15.1
Restructuring Assets	4.5	6.2	2.1	2.8	0.5	1.0	3.8	4.2	10.9	14.2
Workout Assets	0.8	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.9

Total	5.5	7.9	2.1	2.9	1.1	1.7	4.3	4.8	13.0	17.3

Risk positions are classified as “Watchlist Assets” if the payment is delayed for more than 60 days or if another specified criterion triggers intensified monitoring of the given risk position.

The “Restructuring Assets” category contains exposures for which specific loan loss provisions were recognized as well as exposures that have defaulted according to the Basel II criteria (e.g., payment past due for more than 90 days).

“Workout Assets” comprise risk positions where a restructuring seems unfeasible, where legal action has been initiated and where a valuation allowance has been recognized.

“Restructuring” and “Workout Assets” are combined in the “Problem Assets” category.

The early warning system is designed to identify and closely monitor borrowers of FMS-WM whose credit or collateral quality might deteriorate. Non-performing risk positions where payment arrears exceed 90 days are assigned to non-performing loan management (i.e., Restructuring, Workout). This involves testing for impairment at regular intervals and upon occurrence of certain predefined events (trigger events) to determine the need for write-downs. If this is the case, a proposal for specific loan loss provisions is prepared for approval by the Risk Committee of FMS-WM.

The amount of the general loan loss provisions is determined by considering the PD and the LGD.

Major Challenges from Counterparty Default Risks

The transferred portfolio imposes major risks on FMS-WM which can lead to further recourse to the Federal Republic of Germany’s loss compensation obligations and therefore to additional burdens on Germany’s federal budget. The most important of these risks are as follows:

•

Portfolio concentration: The EL of a credit portfolio shows the expected value of the credit losses occurring within a specific forecast horizon as a result of the default risks to which the portfolio is exposed. However, actual portfolio losses can be smaller or considerably larger. The greater the concentrations in the portfolio, the greater the danger that actual losses will differ significantly from the average EL. FMS-WM’s portfolio exhibits strong concentrations especially in the Public Sector segment, in particular with respect to Italy and the other PIIGS countries. Adverse effects on income that may substantially surpass the determined EL are conceivable if a widening of the European sovereign debt crisis leads to further defaults.

•

Long maturities: In 75% of the risk positions, the contractually agreed or forecasted maturities of the loans and securities assumed exceed the end of FMS-WM’s original planning horizon of 2020. One-third of these positions do not mature until after 2040, and many of these in turn are inflation-indexed securities for which the exposure is expected to grow significantly over time.

•

Risks of hedging transactions: FMS-WM’s risk strategy stipulates broad hedging of the credit portfolio against market risks, such as interest rate risk and foreign exchange risk. In the event of default of the underlying credit risk positions, substantial additional losses can arise from the premature termination of the associated market risk hedging transactions.

•

Restructuring risks: In many cases, FMS-WM has taken over syndicated loans; occasionally, it holds junior positions making it difficult to control or influence the structure. This in turn may trigger restructuring risks.

•

Financing structures: The financial and economic crisis has fundamentally changed the credit and capital markets. A significant number of FMS-WM’s risk positions comprise exposures that were liquid originally but have turned out to be illiquid since the crisis. To make matters worse, in some market segments overall positive earnings contributions for FMS-WM are hardly realistic anymore, even in view of the currently favorable funding options, because the credit margins agreed at the time of entry into the agreement no longer correspond to today’s expectations of default for the risk positions.

The implementation of the requirements imposed by the HGB regarding the recognition of “adequate risk provisions” is proving challenging in view of the aforementioned risks. As a rule, FMS-WM recognizes specific loan loss provisions only on exposures that are either already non-performing or where full repayment at maturity is no longer expected from today’s vantage point. The adequate amount of the specific loan loss provisions for risk positions where FMS-WM expects to liquidate the provided collateral is determined by discounting the expected proceeds from collateral disposal using a risk-free interest rate. While general loan loss provisions are recognized for potential default risks based on the EL for a one-year forecast horizon, country risk provisions are recognized as generalized specific loan loss provisions for selected countries to address transfer and conversion risks.

Market Risks

Definition

Any impairment of the value of the risk positions due to changed market conditions and market price factors gives rise to market risks. The following types of market risks are particularly relevant to FMS-WM:

•	Interest rate risk: This risk concerns the change in the present value of risk positions due to changes in the respective market interest rates.

•	Foreign exchange risk: This risk results from a change in foreign exchange rates and indicates how the given change will affect the value in euros of a foreign exchange exposure.

•	Credit spread risk: This risk concerns the change in the present value in the event of changes in the underlying credit default swap or credit spread curve.

•	Other market risks primarily include:

•

Basis risk: Basis risk, such as foreign exchange basis risk or interest rate basis risk, can arise when transactions are financed with mismatches in currencies and/or terms and when reference interest rates for variable-rate transactions differ.

•

Inflation risk: Inflation risk arises when interest or principal payments for some products in the portfolio are linked to changes in certain national, regional or supranational consumer price indices (inflation rates).

According to the current risk profile, the key market risk factors for FMS-WM are interest rate risk and foreign exchange risk.

As in the past, FMS-WM is not exposed to equity and commodity risks. Market liquidity risk is not considered material as fire sales at unacceptable prices can be largely ruled out as a result of the funding opportunities available to FMS-WM and of the commitment made by SoFFin to provide FMS-WM with liquidity in a crisis situation.

Risk Strategy

FMS-WM’s market risk strategy serves to limit fluctuations in the value of the portfolio that arise from factors affecting market risks and their impact on parameters that are relevant to earnings. This concerns the risks arising in connection with the transferred portfolio as well as new market risks arising in connection with Treasury activities. The ratio of the expenditure required for hedging purposes to the realizable benefits must be commercially reasonable. The goal is to unwind existing risk positions and avoid new ones.

To support the wind-up strategy and if requested by portfolio management, hedging derivatives can be unwound at any point in time regardless of the sale of the risk position in order to increase the flexibility of planned short to medium-term restructuring and wind-up activities. In a way identical to that used for the rest of the portfolio, the interest rate risks of the risk exposures from approved wind-up strategies are identified, measured, limited strictly and separately, and reported daily as a separate item. The approved wind-up strategies are monitored by the responsible portfolio managers and regularly reported on (at least quarterly) to the Executive Board.

While the Treasury and Capital Markets Funding units operate on the principle that FMS-WM will not open positions solely for the purpose of making gains, the Treasury unit has discretion to act within predetermined limits. Responsibility for the operational management of open positions lies with the market departments of the two units: the Risk Controlling department is in charge of monitoring, and the ALCO is in charge of setting limits and establishing principles in connection with risk steering.

Risk Identification

Market risks exist because of the structure of the portfolio, particularly in the form of interest rate and foreign exchange risks. The risks arising from changes in credit spreads are monitored in current reporting, but due to the general intention to hold the positions until final maturity, they are not actively limited. Recognition of all third-party securities using the moderate lower-of-cost-or-market principle prevents an increase in credit spreads from having a direct impact on profit or loss as long as an impairment is not permanent and FMS-WM holds the given securities to maturity.

FMS-WM Service’s daily data deliveries as well as both the information available in the IT systems along with current market data serve as the basis for identifying the market risks.

Risk Analysis and Assessment

Interest rate risks are measured using sensitivity analyses, i.e., the effects of a shift in interest rate curves by a basis point, at the net present value of the portfolio. Separate analyses by maturity ranges enable FMS-WM to perform more extensive analyses of interest rate risks besides their sensitivity to a parallel shift, e.g., when the curve turns. In addition to the detailed analysis by maturity range, separate assessments by currency are performed to take into account that every currency has a different interest rate curve.

With the aim of reducing fluctuations in parameters relevant to income, FMS-WM’s on-balance sheet foreign currency position is determined, analyzed and controlled on a monthly basis. In addition, foreign exchange risks are analyzed based on sensitivities via a change in the net present value in case of changes in exchange rates by 1% relative to the euro.

Credit spread risks are determined using a current spread view, i.e., cash flows are discounted based on the current credit spreads. The parameter used in this case is the change in the net present value for credit spread changes by one basis point.

Suitable monthly stress tests based on hypothetical but plausible and historic interest rate, foreign exchange and credit spread scenarios complement risk measurement and analysis based on sensitivities. These stress scenarios encompass, among others, the scenario specifications of Deutsche Bundesbank with respect to the interest rate, foreign exchange and credit spread risks that are internally rated as relevant. Apart from these scenarios arising from changes in each type of market risk, FMS-WM also analyzes the extent of the change in the net present value of the portfolio if extreme historical or hypothetical market shifts were to occur simultaneously for all types of market risk.

Risk Steering

The Treasury unit opens risk positions only to a limited extent and subject to the existing limits for purposes of risk steering. This is particularly necessary for short-term liquidity management, which can expose FMS-WM to short-term interest rate risks. In addition, the management of interest rate and foreign exchange risks may give rise to a limited amount of open risk positions subject to the existing limits. For reasons of efficiency, risk positions are not effectively hedged unless they reach certain transaction volumes in order to avoid price surcharges in the case of smaller transaction volumes or short-term market distortions. In steering market risks, appropriate write-downs are recognized for risk positions.

The credit portfolio management units and the Treasury unit may only utilize approved financial instruments for hedging the risk positions.

Interest rate risks are managed using a limit system for interest rate sensitivities per primary currency and maturity range, including an escalation process for limit breaches. For interest rate risks from risk positions for which hedging derivatives were unwound pursuant to a wind-up strategy at a point in time regardless of whether the risk position has been sold, separate limits are determined on submission of the wind-up strategy for the relevant portfolio. The Risk Controlling department monitors these strict limits within the approved range. Reviews of the wind-up strategies are conducted at least quarterly and include the management of interest rate risks. The Treasury unit is tasked with the management of interest rate risks in accordance with the stipulations from the wind-up strategies.

The approach to managing the foreign currency position is based on managing the on-balance sheet foreign exchange position calculated monthly such that the effects of fluctuations from changes in foreign exchange rates on income are as low as possible. To this end, limits are defined per primary currency along with an escalation process. The limits are monitored monthly based on the previous month’s on-balance sheet foreign currency position as well as postings of foreign exchange transactions that are relevant to the balance sheet and have occurred in the interim. Foreign exchange sensitivities are additionally calculated on a daily basis and monitored using a trigger system. Any breach of the triggers initiates a root cause analysis in order to ensure that any foreign exchange position relevant to the balance sheet can be hedged in a timely manner if necessary.

The risks from changes in credit spreads are not limited, since FMS-WM’s general task is to unwind the portfolio in a way that preserves its value. These risks are actively managed by the portfolio management units as part of portfolio wind-up.

Risk Monitoring and Reporting

Market risks may not exceed sensitivity limits in the daily risk management process. Limits are monitored based on the daily market risk report that is prepared by FMS-WM Service and analyzed by FMS-WM’s Risk Controlling department. The report, which also includes the credit spread sensitivities, is made available to both the Executive Board and the Treasury unit on a daily basis. The defined review and escalation process applies whenever limits are exceeded. In case the approved limits for exposures from wind-up strategies are exceeded, the measures predefined for this event by the adopted strategies would be triggered.

Additionally, the ALCO report to the members of ALCO and the monthly wind-up report to both the Executive Board and the Supervisory Board discuss market risks in varying levels of detail.

Risk Position

The main factors affecting interest rate sensitivities are exposures in assets and liabilities with fixed interest rates where the interest rate risks are hedged largely through interest rate derivatives. As determined based on the method applied, the interest rate sensitivity as of December 31, 2014 was EUR -0.15 million (December 31, 2013: EUR -0.91 million). This means that, if the interest rate curves of all currencies simultaneously were to rise by one basis point, the present value of the portfolio would decrease by EUR 0.15 million. Substantial interest rate sensitivity exposures as of December 31, 2014 concerned the euro in the amount of EUR 0.16 million (December 31, 2013: EUR -0.60 million), the U.S. dollar in the amount of EUR -0.38 million (December 31, 2013: EUR -0.24 million) and the pound sterling in the amount of EUR 0.02 million (December 31, 2013: EUR -0.09 million). The change in interest rate sensitivity was largely due to positions in the short-term maturity range. A further EUR -0.24 million (December 31, 2013: EUR -0.78 million) was due to exposures from approved wind-up strategies. The reduction in this sensitivity resulted from the unwinding of exposures from approved wind-up strategies.

On all trading days in fiscal year 2014, interest rate sensitivity lay within a bandwidth of EUR -0.98 million to EUR 0.11 million. The interest rate sensitivity of exposures from agreed wind-up strategies ranged from EUR -0.78 million to EUR -0.22 million.

Given the stress scenarios defined for interest rate risks, a parallel increase in all interest rate curves by 200 basis points would have the greatest negative impact on the net present value in an amount of EUR -60 million as of December 31, 2014 (December 31, 2013: EUR -317 million in the case of a 200 basis point increase). This year-on-year decline was mainly due to the reduction in the risk position in the short-term maturity range and the unwinding of exposures from approved wind-up strategies.

Foreign exchange risks are managed based on the balance sheet position and the derivative hedging positions subject to compliance with the fixed limits. The open foreign exchange position as of December 31, 2014 amounted to EUR 16 million in aggregate for all currencies (December 31, 2013: EUR 12 million). The foreign exchange position shown in the balance sheet is closed to an extent that enables compliance with the approved limits. Stress scenarios are calculated comparable to the foreign exchange sensitivities that are determined on a daily basis. Given the defined foreign exchange stress scenarios, an increase by 15% in the value of the euro against all other currencies would have the greatest negative impact on the net present value in an amount of EUR -47 million (December 31, 2013: EUR -98 million).

Since interest rate exposure in the wind-up portfolio is largely closed except for a few individual exposures from approved wind-up strategies, any future changes in interest rate curves will only minimally influence the present value of FMS-WM’s portfolio.

Inflation risks — as an aspect of market risks — are still deemed to be minor. Most of them are hedged. Inflation sensitivities are low and remain relatively constant.

Liquidity Risks

Definitions

FMS-WM distinguishes between tactical and strategic liquidity risks:

•

Tactical liquidity risk: The risk of not being able to generate sufficient cash on short notice such that present or future payment obligations may not be fulfilled at all or not in full when due under the contract.

•

Strategic liquidity risk: The risk of only being able to implement the necessary measures described in the funding strategy in the market at greater expense. For instance, an unexpected rise in funding costs might result from general market distortions or idiosyncratic events.

Risk Strategy

The tactical liquidity risk strategy aims to ensure at all times – even in stress scenarios – that FMS-WM would be solvent without having to seek recourse from the SoFFin. To that end, FMS-WM maintains a sufficient liquidity reserve (securities eligible for ECB funding purposes to hedge against unexpected cash outflows) and diversifies its funding (in respect of lenders as well as the maturities and the instruments used). Both the funding strategy and the funding plan, which is revised annually as part of the winding-up plan, serve to ensure its strategic liquidity.

Risk Identification

To identify the tactical liquidity risk, the liquidity maturity profile is:

•	analyzed for each maturity range based on different scenarios and then compared to the liquidity cushion; and

•	analyzed by product group and compared to the internal control limits imposed by Treasury.

Strategic liquidity risks are identified by means of an analysis of the expected funding costs based on the long-term funding structure and the expected cash outflows in accordance with the assumptions under both the winding-up plan and the funding plan.

Risk Analysis and Assessment

Analyzing the tactical liquidity risk requires determining the liquidity position by means of the maturity profile of all assets and liabilities (gap profile), which is based on the 24-month forecast for three components:

•	Contractual cash inflows and outflows including nostro accounts;

•	Assumptions with respect to:

•	extensions of available assets;

•	drawdowns from credit lines granted;

•	availability of the funding instruments; and

•	liquidity effect of market scenarios (including interest rate, foreign exchange and credit spread scenarios); and

•	Liquidity reserve encompassing liquid, free securities eligible for ECB funding purposes.

In terms of assumptions, FMS-WM uses two scenarios with a methodology that reflects the special situation of FMS-WM. Both scenarios include the normal case as the basic assumption and a global financial market crisis as the stress scenario.

Monthly back-testing enables regular reviews of the adequacy of the assumptions in the scenarios. During this process, the projected liquidity position is compared with the actual liquidity position. In fiscal year 2014, the assumptions for the normal case and the stress scenario remained the same as in fiscal year 2013.

Strategic liquidity risk is determined by analyzing the deviation of the actual funding volume from the funding plan, the deviation of the funding costs from the funding plan as well as funding concentrations. Building on this, a quarterly analysis of the effects of an increase in FMS-WM’s own funding cost rate on net interest income is conducted on a quarterly basis.

Risk Steering

Tactical liquidity is managed by the Treasury unit, which is responsible for ensuring the availability of short-term liquidity at any time. Secured and unsecured money market instruments are available to this end based on an approved product catalogue.

Strategic liquidity is ensured by the Capital Markets Funding unit. This unit prepares the long-term funding strategy and the funding plan derived from such strategy. The funding plan is implemented by using direct access to the capital markets via issues with maturities of more than one year.

For the purpose of limiting liquidity risk, the scenario that would significantly affect FMS-WM, given its funding structure, was selected out of the defined stress scenarios. The global financial market crisis scenario and a minimum survival period of 90 days were fixed as the limit based on the experience of recent years. Within this period, the liquidity position must be positive even under the premises of the defined scenario such that FMS-WM remains solvent at all times by realizing its liquidity reserve.

The liquidity contingency plan fixes the actions that must be taken in the event of a liquidity shortfall.

Risk Monitoring and Reporting

FMS-WM’s liquidity profile is monitored daily and reported to both the Executive Board and the Treasury unit. The Risk Controlling department monitors compliance with the limit on a daily basis. The following escalation process is carried out in case of limit breaches:

•	First: the Treasury unit verifies the limit breach and gives its view of the expected duration of the breach and the actions required to cure it.

•	Second: the Risk Controlling department comments on these measures and monitors their implementation.

•	Third: The Executive Board is notified immediately of the limit breach.

As long as the limit breach has not been cured, the Executive Board and the Treasury unit are kept informed daily of the degree to which agreed-upon steps have been implemented. The ALCO is also informed of the limit breach as part of the regular reporting. In addition, the liquidity position is reported monthly to the Executive Board and the Supervisory Board as part of the wind-up report.

Risk Position

In fiscal year 2014, FMS-WM’s funding strategy was validated in the money and capital markets by a stable and broadly diversified investor base.

FMS-WM’s issuing activity under the existing money market programs, ECP/CD and US ABCP through its U.S. vehicle, Kells Funding LLC, further contributed to a stable and sustainable funding structure for FMS-WM in fiscal year 2014. The average remaining maturity of money market instruments was kept constant at around three months.

FMS-WM has been a regular and reliable issuer on international capital markets since 2011. As a result, capital market issues in an amount equivalent to EUR 11.6 billion were placed by FMS-WM in fiscal year 2014 (2013: EUR 11.0 billion), with capital market issues in euro dominating the funding activities at EUR 5.7 billion.

As of December 31, 2014, FMS-WM’s positive liquidity cushion is EUR 14.7 billion based on the assumptions of the stress scenario, global financial market crisis, and pursuant to the defined minimum survival period of 90 days (December 31, 2013: EUR 17.0 billion).

Operational Risks

Definitions

FMS-WM distinguishes between three types of operational risks: (i) outsourcing risk, (ii) project risk and (iii) other operational risks.

•

Outsourcing risk: The risk of potential losses from the outsourcing of services to third parties. Aside from the default of the service providers, this also includes the risk that services contracted for are not provided at all or not in the stipulated quality or within the stipulated time.

•

Project risk: The risk that FMS-WM cannot fulfil key functions and meet planned goals for major strategic projects, or fulfil or meet these adequately, owing to unsuccessful or late implementation, or implementation at higher than anticipated project costs.

•

Other operational risks: This includes all risks of loss arising from the inadequacy or failure of internal processes, people or systems (e.g., defective data quality, process errors, or fraud), or due to external events. This definition includes legal risks according to Article 1, no. 52 of the Capital Requirements Regulation of the European Union (particularly risks relating to the laws of obligations or property).

Risk Strategy

The strategy for operational risk management, which also includes the operational risks at FMS-WM Service, is aimed at avoiding and reducing operational risks through early detection, recording, analysis and monitoring. Events and actions concerning operational risks are reported on a timely basis as part of the wind-up report. The aim is to ensure that sufficient data and analyses are available for minimizing existing operational risks in targeted fashion.

Risk Identification

FMS-WM has established a separate unit for managing and monitoring outsourcing given the substantial significance of the outsourcing risk. The relevant departments/units participate in identifying risks concerning the outsourced activities and processes.

Information about project risks arising from major strategic projects, the preparation for and optimization of the privatization of FMS-WM Service, which was cancelled in May 2015, and the acquisition of Depfa by FMS-WM decided in May 2014 by the Federal Government’s inter-ministerial steering committee, is being collected by a separate project group. The potential risks are identified with respect to the aims of the projects in a three-stage process that comprises risk reporting, risk categorization and risk recording in a project risk database. The risks remaining when a project is completed are then added to the annual operational risk self-assessment (“ORSA”) of the relevant units for monitoring.

Other operational risks identified in the ORSA and risk events at FMS-WM and FMS-WM Service are recorded in a group-wide, computerized operational risk system. In addition, data is collected for developing risk-relevant early warning indicators in order to identify potential risks within FMS-WM and FMS-WM Service at an early stage.

Risk Analysis and Assessment

The Sourcing department analyzes and assesses outsourcing risk as part of the risk analyses in conjunction with the affected departments/units and the Audit and Risk Controlling departments. In this context, the first step is to classify the outsourced activities according to materiality using a structured questionnaire with risk assessments. In the event of material outsourced activities, further risk analyses and assessments are conducted for the transition and for subsequent regular operations analogously to the ORSA. These risk analyses are updated as necessary but at least once a year. Once material risks are identified, the affected department is required to document the risk immediately in the computerized operational risk system. Non-material risks are recorded in the course of the annual ORSA.

For each individual project risk identified in the major strategic projects of 2014, qualitative estimates were made of the risk’s probability of occurrence and its potential impact, using pre-defined five-stage scales. Combining the two parameters yielded an overall assessment that entails classifying each individual project risk into a risk matrix. This matrix defined which combinations are classified as low, high or critical. The risk assessment was the responsibility of the project risk office in conjunction with the program and project managers.

Other operational risks at FMS-WM and at FMS-WM Service are analyzed and assessed as follows:

•	ex post, via the recording of relevant loss events in a group-wide loss database within the computerized operational risk system;

•	ex ante, during the standardized ORSA conducted each year, by estimating the probability of occurrence and potential losses in a group-wide computerized operational risk system; and

•	by analyzing early warning indicators.

Risk Steering

Outsourcing risk is steered by agreeing qualitative performance indicators and by requesting regular assessment of the end products from the recipients of these deliverables.

The quality of the services rendered is evaluated on the basis of assessment criteria such as timeliness, formal accuracy, substantive completeness, substantive quality, degree to which the tasks and agreements have been implemented as well as internal or external audit comments. Service management software is used to document the assessments. The quality of performance is ensured through regular communication with the service providers and through measures that are coordinated with them and monitored by FMS-WM. Inadequate services are discussed in this regard, and work is to be carried out to bring about improvements. Escalation processes that start with the responsible staff member and end with the Executive Board have been defined for performance of the measures.

To manage material project risks for major strategic projects in fiscal year 2014, suitable measures and “Plan B” scenarios were approved by program management and the project group. The timely completion of the measures was tracked and reported jointly to the Executive Board by project management and the project group. After the hand-over by project management, steering of the remaining risks from the two major projects is handled by the responsible departments at FMS-WM, Depfa and FMS-WM Service.

For other potential operational risks classified as critical in the ORSA, action plans and measures must be agreed and implemented that serve to reduce the loss amount and/or the probability of occurrence. The measures are documented in the group-wide computerized operational risk system. These risks are managed by FMS-WM Service or by the relevant department of FMS-WM in accordance with assigned responsibilities. Potential steps serving to improve the at-risk situation include introducing the dual-control principle, personnel measures, IT precautions, operational rules and regulations, process documentation or the purchase of insurance policies. A contingency plan has been defined for all processes critical to operations with the aim of hedging operational risks within FMS-WM. The new-product process serves to lower risks arising in connection with operating new products or restructurings.

FMS-WM uses clearly defined governance structures and processes to manage legal risks. FMS-WM’s close cooperation with FMS-WM Service and supervisory bodies/regulators makes it possible to identify potential future risks early on and avoid them before they arise. External specialists are used as necessary in connection with legal matters.

The Legal department in the Legal & Compliance unit manages and reviews the work of FMS-WM Service and monitors legal risks that may arise for FMS-WM in its dealings with third parties.

In particular, FMS-WM counteracts the risk of internal and external fraud based on an internal control system (“ICS”) and an Internal Audit unit, and by increasing employees’ risk consciousness and the need for vigilance.

Risk Monitoring and Reporting

Monitoring outsourcing risk is the responsibility of the Sourcing department together with the Risk Controlling department. The performance of outsourcing partners is reported on in a monthly wind-up report and in a detailed service provider management report provided to the Executive Board and project management.

For both major projects, the optimization and preparation for the privatization of FMS-WM Service, which was cancelled in May 2015, and the acquisition of Depfa by FMS-WM, the documented project risks along with the measures agreed were collected in a database and project risk reports were prepared. This report contained a detailed overview of all project risks classified as material, their possible causes and potential effects, the assessment of the risks pursuant to the risk matrix as well as recommended steps to manage them and the status thereof. The reports were made available regularly to the Executive Board, the respective program management, FMSA and the Supervisory Board.

Other operational risks that concern services are monitored directly by FMS-WM Service. Losses incurred by FMS-WM Service or by FMS-WM are reported to the Executive Board and the Supervisory Board in the monthly wind-up report. The results of the ORSA are reported to the Executive Board and the Supervisory Board in an annual operational risk report, which also covers the loss events that occurred and the key risk indicators.

FMS-WM Service publishes a quarterly report on certain relevant key risk indicators determined in cooperation with FMS-WM’s Risk Controlling department; this report addresses potential operational risks at FMS-WM Service and potential operational outsourcing risks of FMS-WM and is presented annually to the Executive Board.

The reports described above provide the Executive Board with comprehensive reporting on operational risks, both at FMS-WM Service and at FMS-WM.

Risk Position

In fiscal year 2014, further progress was made at FMS-WM and FMS-WM Service in refining documented structures and processes that lower the risk of occurrence of other operational risks. The largely unchanged processes and procedures taken over by FMS-WM Service from the HRE Group were also updated to minimize the other operational risks to which the material portfolio management services provided by FMS-WM Service are subject. These risks arise from the heterogeneity of the IT platforms running the wind-up and monitoring systems, as well as the numerous manual processes for recording transactions and conducting data quality assurance. The significant reliance on the expertise of key personnel who were transferred from the HRE Group to FMS-WM Service as part of the transfer of operations was reduced by providing ongoing training to employees and through human resources management.

In fiscal year 2014, a group-wide EL of EUR 23 million (2013: EUR 32 million) was estimated for FMS-WM during the annual ORSA. The year-on-year decrease in the EL of EUR 9 million was due to the now established workflows and gradually improved processes that FMS-WM Service took over from the previous servicer, PBB, in fiscal year 2013. Of the total EL, 5.6% was attributable to one risk classified as material (defined as EL greater than EUR 1 million): the temporary unavailability of the IT service provider IBM Deutschland GmbH. There were three risks classified as material in fiscal year 2013.

Out of the total of all identified risks in fiscal year 2014, approximately 95.8% had an EL of less than EUR 0.1 million, while 4.1% amounted to between EUR 0.1 million and EUR 0.4 million.

Furthermore, FMS-WM remains subject to substantial risks from the legal complexity of the transferred portfolio.

Other Risks

In addition to the credit risk, market risk, liquidity risk and operational risk described above, the following risk types are also material to FMS-WM.

Strategic Risk

Given the business model of FMS-WM, the risk of management’s disadvantageous corporate decisions or lack of reaction from management to changes in FMS-WM’s business environment are particularly relevant to decisions on wind-up strategies and/or other strategic decisions. Carefully weighing all advantages and disadvantages of the available options can reduce the risk of making wrong decisions.

Reputational Risk

Given the public’s interest in FMS-WM, reputational risk has a material and direct impact on the market presence of FMS-WM as well as on assessments by potential funding and hedging partners of FMS-WM. Reputational risks are managed via coordinated and proactive external communication and the public relations work of the communications unit.

Tax Risk

Tax risk arises from potential changes in tax legislation, potential changes in tax jurisdiction, possible errors in the application of tax laws or inadequate deliveries of data. FMS-WM uses clearly defined processes to analyze and manage tax risks. It turns to external advisers as necessary in connection with tax matters.

Equity Risk

The greatest equity risk to which FMS-WM is exposed stems from the takeover of Depfa, which FMS-WM acquired from the HRE Group at a purchase price of EUR 320 million on December 19, 2014, as instructed by the Federal Government’s inter-ministerial steering committee. The risk of a change in value from this acquisition as a potential negative deviation from the market value will be derived from scenarios in the winding-up plan, which must be updated each year.

In accordance with statutory and regulatory requirements, Depfa remains an independent entity. Specifically, FMS-WM will not intervene in Depfa’s day-to-day business. Interactions between FMS-WM and Depfa are conducted within the specified legal parameters and, in future, will be specified in a framework agreement. In particular cases, transactions are conducted between FMS-WM and Depfa.

The risks arising from the equity investment in FMS-WM Service are recorded, managed, monitored and reported in accordance with the most significant, inherent risk — the operational risk — by applying the uniform, group-wide risk management processes for operational risk.

In addition to the equity investments mentioned above, FMS-WM also holds shares in property companies that hold real estate from rescue acquisitions. The real estate properties are exposed to risks from changes in their value that are measured, managed and reported as described below.

Real Estate Risk

The Commercial Real Estate unit currently manages the real estate portfolio that encompasses nothing but rescue acquisitions (takeover of real estate collateral from financing to limit losses in connection with foreclosures). This unit determines the properties’ market values with the support of external experts and commissions repairs and maintenance measures to maximize the properties’ value.

To date, the risk of a change in property value has been tracked collectively by fluctuations in suitable real estate indexes. At the end of 2014, the process for determining this risk was revised. Similarly to the LGD model in the Commercial Real Estate unit, in which a weighted average of the “work-out”, “restructuring” and “financial recovery” scenarios is calculated, real estate risk is determined using a method suitable for the type of real estate and location in question.

Due to the new calculation method, a higher level of risk overall is reported for the real estate holdings of FMS-WM, which are slightly diversified.

The associated risks are basically managed by selling such properties with the aim of unwinding the real estate portfolio in ways that maximize its value.

Assessment of the Overall Risk Exposure and Outlook

The largest risks to which FMS-WM is exposed are credit risk and operational risk, with operational risk, in particular outsourcing and project risk, constituting primary risks for FMS-WM.

FMS-WM’s credit risks arise from the portfolio transferred to FMS-WM from the HRE Group. With the exception of a few cases related to forced extensions, restructurings and rescue acquisitions subject to strict limits, FMS-WM, according to its charter, may not engage in any new business that entails additional credit risks.

The current portfolio of FMS-WM comprises financing, with some instruments having very long maturities. Furthermore, the portfolio also carries high concentration risks which will further intensify over time due to the varying speed with which the portfolio can be unwound through principal repayment or sales. The greater the concentrations in the portfolio, the greater the danger that actual losses will differ significantly from the average losses expected at the overall portfolio level. Defaults in large positions in the portfolio could therefore put significant downward pressure on financial results. In keeping with its wind-up strategy, which seeks to generate a profit, FMS-WM intends to incrementally reduce the credit risks pursuant to the guidance in the winding-up plan.

In fiscal year 2014, sales proceeds were mainly generated from the Public Sector segment, especially Japanese government bonds. In addition, a portfolio of U.S. commercial real estate financing in the Commercial Real Estate segment was sold. In fiscal year 2015, FMS-WM will continue to focus on a profitable unwinding of the assets transferred to FMS-WM from the HRE Group.

FMS-WM recognizes risk provisions for at-risk and impaired risk positions by recognizing specific loan loss provisions for loans or by writing down securities. In addition general loan loss provisions are recognized for potential default risks in the portfolio. If necessary, country risk provisions are recognized for country risks.

Market and counterparty risks are subject to stringent limits and extensive monitoring. Changes in the interest rate risk, foreign exchange risk and counterparty risk to be monitored arise in particular from permitted and necessary funding and hedging activities. In the case of certain specific sales strategies, hedging instruments can be unwound at a point in time unrelated to the sale of a position. The resulting open market risk positions are monitored, subjected to limits and reported on separately. Reports are issued regularly on the course of the selling process, and when defined triggers are reached, the positions are hedged again.

With regard to operational risk and in particular to project and outsourcing risk, the following factors were significant in fiscal year 2014:

•	Continual optimization and efficiency increases in the servicing processes of FMS-WM Service;

•	Stabilization of the IT systems; and

•	Preparation for the planned privatization of FMS-WM Service, which was cancelled in May 2015, and the acquisition of Depfa pursuant to a decision by the joint owner on May 13, 2014.

In fiscal year 2015, processes for monitoring outsourcing risk will be further refined and improved to ensure the most complete monitoring and management of this risk possible.

The acquisition of Depfa on December 19, 2014 gave rise to additional equity risks in fiscal year 2014.

On December 22, 2014, FMS-WM reached agreement with certain holders of the DEPFA Funding II, III and IV LP hybrid bonds to acquire the bonds under specified terms and conditions. In May 2015, in a joint transaction with Depfa, FMS-WM successfully completed its tender offer for, and the subsequent purchase by Depfa of, the rest of the hybrid bonds outstanding with a nominal value of €1.2 billion for a total consideration of €741 million. While the transaction increases Depfa’s Tier I capital and generates hidden reserves at FMS-WM, it will also further increase the risks arising from FMS-WM’s equity investment in Depfa.

INTERNAL CONTROL / RISK MANAGEMENT SYSTEM RELEVANT TO THE FINANCIAL REPORTING PROCESS (ICS/RMS)

The ICS and the risk management system relevant to the financial reporting process of FMS-WM serve to ensure compliance with financial reporting standards and requirements and the reliability of its accounting.

Accounting (Finance department) is assigned to the Risk & Finance division and managed by the head of the Risk Controlling, Finance & Portfolio Steering unit.

Responsibility for the general ICS relevant to the financial reporting process rests with the central ICS body led by the head of Operations Management (Financial Process Support department); this body is also assigned to the Risk & Finance division. Responsibility for the Operations Management unit was assigned to the Chief Operating Officer as of January 1, 2015.

FMS-WM has outsourced material aspects of its accounting. In this regard, the subsidiary FMS-WM Service handles asset management, including maintaining sub-ledgers, managing master data and conducting payment transactions. Other service providers take care of maintaining the general ledger, handling ongoing financial accounting and preparing the annual financial statements (financial services providers) as well as drafting regulatory notices.

In addition to services directly related to accounting, IT services were also outsourced; these are also relevant to the accounting-related ICS.

FMS-WM’s departments manage and supervise these services by applying the criteria defined in service level agreements. FMS-WM’s own employees in the Finance department manage outsourced activities related more specifically to accounting.

IT services are monitored by the Solution Definition department.

The Risk Controlling department also aims to guarantee the correct representation of products not yet available at FMS-WM.

In addition, the Financial Process Support department conducts activities to ensure the quality of processes relevant to financial reporting.

An interdepartmental new product process is managed by the Risk Controlling department. In addition to its responsibilities for monitoring and managing outsourced services, FMS-WM is also the ultimate authority for the following methods and decisions related to the financial reporting process:

•	Making decisions on recognition, measurement and disclosure options; and

•	Providing incoming invoices and posting instructions, e.g. for posting valuations, provisions and deferred taxes.

The aforementioned service providers are also subject to the ICS relevant to the financial reporting process at FMS-WM pursuant to contractual provisions.

The basic task of FMS-WM’s ICS is to fulfil the following important principles:

•	Safeguarding the effectiveness and efficiency of operations;

•	Propriety and reliability of internal and external accounting; and

•	Compliance with legal requirements relevant to FMS-WM.

Based on the target levels of customary market standards (COSO framework), the principal objectives for the ICS at FMS-WM were specified as follows:

•	Increase transparency and reliability of management-related information for effective and efficient management;

•	Protect business assets by reducing the potential for fraud;

•	Increase process reliability and/or reduce the likelihood of errors in the processes;

•	Create the means to be able to point out opportunities and undesirable developments more quickly; and

•	Ensure compliance with internal and external regulations.

The planning and design of operational control procedures for the ICS takes into account FMS-WM’s internal business policy objectives and principles. To this end, individual control objectives that are derived from the overall objectives are defined for the planned control procedures. These accounting-related control objectives relate to the statements and disclosures in the annual financial statements as to completeness, recognition, accuracy, measurement, rights and obligations, presentation and compliance with the accrual basis of accounting.

The ICS framework at FMS-WM governs the specifics of the principles of the ICS for FMS-WM and its service providers.

As part of the annual ICS standard procedures, structured surveys are conducted in the relevant departments to systematically determine the risks related to financial reporting. During the subsequent validation of the existing controls in the context of organization-wide performance processes, any additional control requirements are identified and implemented accordingly by the departments.

The relevant unit heads are responsible for collecting information about risks, identifying the controls required and monitoring performance of the controls (control attestation). The identified control owner is responsible for defining and performing the relevant ICS controls.

The central ICS unit handles the centralized management of the ICS control database, the coordination of the standard ICS procedure and the consolidation of the relevant risk assessments and ICS control confirmation into a high-level ICS report.

Overall responsibility for FMS-WM’s ICS lies with the Executive Board.

Process-independent audits are also utilized by the Internal Audit unit to assess the effectiveness and suitability of FMS-WM’s ICS.

To ensure the effectiveness of FMS-WM’s ICS, the standards and conventions applied are regularly reviewed and continuously updated. FMS-WM also takes steps to ensure that the ICS is integrated sustainably into its units and at its service providers.

The structure of the ICS and proper performance of the controls were confirmed and regularly monitored in an ICS control attestation in fiscal year 2014 by the relevant unit heads at FMS-WM, by FMS-WM Service and its managing directors and by the external financial service provider.

In fiscal year 2014, the ICS was approved with regard to the IT services by a report prepared pursuant to International Standard on Assurance Engagements No. 3402. Furthermore, FMS-WM has performed additional IT controls relating to IT services to the extent needed. Further expansion and improvement of the material IT service provider’s IT-based ICS was further pursued in fiscal year 2014.

MANAGEMENT AND EMPLOYEES

Supervisory Board

FMSA appointed the first Supervisory Board (Verwaltungsrat) concurrently with the creation of FMS-WM in July 2010. No particular professional qualifications are required apart from experience and expertise in economics and finance. Persons who have been convicted or are being prosecuted for a felony or property offense are precluded from serving, as are those who have been involved in insolvency proceedings or have otherwise declared bankruptcy. Since January 6, 2014, the Supervisory Board has been comprised of six members. Members of the Supervisory Board are generally appointed for three-year terms. Reappointments are permitted. As of July 9, 2013, Dr. Karl Kauermann (former chairman) and Dr. Eckart John von Freyend retired as members of the Supervisory Board, and Dr. Christopher Pleister took over the role of chairman and Prof. Dr. Harald Wiedmann the role of deputy chairman. With effect from January 6, 2014, FMSA appointed Jan Bettink and Klemens Breuer to the Supervisory Board. As of January 27, 2014, Jan Bettink replaced Dr. Christopher Pleister as the new chairman of the Supervisory Board, and Klemens Breuer assumed the role of deputy chairman of the Supervisory Board in conjunction with Prof. Dr. Harald Wiedmann until the latter stepped down from this role on May 31, 2014. With effect from June 17, 2014, FMSA appointed Dr. Axel Berger to the Supervisory Board. On December 31, 2014, Dr. Christopher Pleister stepped down from his position as member of the Supervisory Board. With effect from January 21, 2015, FMSA appointed Dr. Herbert Walter to the Supervisory Board.

The following table sets forth the names and functions of the current members of FMS-WM’s Supervisory Board, the date of their appointment and their principal occupations outside of FMS-WM as of June 26, 2015.

Name	Date of appointment	Principal occupation
Jan Bettink (Chairman since January 27, 2014)	January 6, 2014	Chief Executive Officer of Berlin Hyp AG and President of the Association of German Pfandbrief Banks
Klemens Breuer (Deputy Chairman since January 27, 2014)	January 6, 2014	Member of the Management Board of Raiffeisen Bank International AG, Global Markets
Dr. Axel Berger	June 17, 2014	Auditor and tax adviser
Rita Geyermann	August 20, 2010	Director Loan Securitization, KfW Bankengruppe
Dr. Andreas Ricker	August 20, 2010	Head of Strategy at Bundesrepublik Deutschland Finanzagentur GmbH
Dr. Herbert Walter	January 21, 2015	Chairman of the Steering Committee of FMSA

Employees of FMSA regularly take part in Supervisory Board meetings in their role as non-voting representatives of the legal regulatory body (FMSA) and as statutory agents of the owner (SoFFin).

As a whole, the Supervisory Board is charged with the oversight and management of the Executive Board (Vorstand) in particular and FMS-WM as a whole, including functions outsourced to the portfolio servicer. It is also responsible for deciding on the winding-up plan, resolutions concerning deviations from the winding-up plan, the annual wind-up report, appointing and removing members of the Executive Board, enacting rules of procedure for the Executive Board, appointing the auditor and adopting the final accounts. The Supervisory Board provides ongoing advice to the Executive Board on matters of particular strategic significance, and it may reserve decision-making for itself on a case-by-case basis.

In addition to its collective decision-making process, the Supervisory Board has also constituted specialized committees from its members, notably the Supervisory Board Risk Committee and the Supervisory Board Audit Committee. The Supervisory Board Risk Committee is tasked with making particularly important lending decisions on a case-by-case basis for loan applications received and voted upon by the Executive Board. In general, the Supervisory Board Risk Committee considers all cases that are particularly relevant to risk (as determined by the risk management process described in “Risk Report—Organizational Structure of Risk Management”), have major effects on profit or loss, or possess major strategic significance.

The Supervisory Board Audit Committee is tasked with providing the necessary information for and conducting the review of the annual financial statement and audit.

Subordinate to the Supervisory Board is the Executive Board and the rest of the operational management of FMS-WM.

Executive Board

The Executive Board manages the business of FMS-WM and represents it in and out of court.

The members of FMS-WM’s Executive Board (Vorstand) are appointed by the Supervisory Board. FMS-WM’s Executive Board currently has three members who are appointed for renewable terms, with each term being limited to a maximum of four years. Members of the Executive Board may be removed by either the Supervisory Board or FMSA for good cause, such as a violation of the felony and bankruptcy provisions in FMS-WM’s charter or for gross violation of their duties.

FMS-WM’s charter requires Executive Board members to exercise prudent, diligent, and sound business judgment and makes them jointly and severally liable for any losses resulting from a breach of that duty. The Executive Board is charged with the business management and legal representation of FMS-WM. It may make legally binding decisions jointly, or it may give power of attorney to one or more persons who may act in concert with each other or, in the case of one person, with another Executive Board Member.

Members of the Executive Board

FMS-WM’s Executive Board currently has three members: Dr. Christian Bluhm, Ernst-Albrecht Brockhaus and Frank Hellwig. With effect from October 1, 2015, Mr. Bluhm will be succeeded by Mr. Stephan Winkelmeier.

Short biographies of the current Executive Board members are set forth below:

Dr. Christian Bluhm

Dr. Christian Bluhm (former head of credit portfolio management at Credit Suisse in Zurich) was appointed effective July 8, 2010. Dr. Bluhm serves as Chief Risk Officer and Chief Financial Officer of FMS-WM and is responsible for risk controlling, finance & portfolio steering, structured products, infrastructure & asset finance, sovereign and public finance, financial institutions, communications and audit. In April 2012, Dr. Bluhm was appointed as spokesman of the Executive Board. In April 2015, FMS-WM announced that Mr. Bluhm had asked the Supervisory Board for early termination of his contract, which otherwise would have continued until mid-2017. Mr. Bluhm will be succeeded by Mr. Stephan Winkelmeier with effect from October 1, 2015.

After graduating with a doctorate in mathematics and spending time on research projects in the United States and Germany, Dr. Christian Bluhm worked in risk management for Deutsche Bank before moving to the risk management practice group at McKinsey. In 2001, he joined HypoVereinsbank, where he was responsible for the analysis and assessment of structured credit products as the team leader in credit portfolio management. In 2004, he became head of credit portfolio management at Credit Suisse in Zurich, where he last worked as managing director.

Ernst-Albrecht Brockhaus

Ernst-Albrecht Brockhaus (former director of group treasury and investor relations at Bayerische Landesbank in Munich) was appointed effective September 1, 2010. Mr. Brockhaus is responsible for treasury, capital markets funding, derivatives & market advisory and commercial real estate.

After graduating in business administration from the University of Cologne, Ernst-Albrecht Brockhaus began his professional career in 1988 as a senior trader for interest derivatives at Trinkaus & Burkhardt. This was followed by positions at Sal. Oppenheim, Commerzbank and Deutsche Bank in asset/liability and product/risk management. In 2000, he joined Deutsche Verkehrsbank as director of the group treasury. From 2002 on, Mr. Brockhaus worked for Bayerische Landesbank, most recently as director of group treasury and investor relations. In this position, he was responsible for both planning and securing liquidity for Bayerische Landesbank’s group-wide treasury governance.

Frank Hellwig

Frank Hellwig (former General Manager of FMS-WM) was appointed effective January 1, 2015. Mr. Hellwig serves as Chief Operating Officer of FMS-WM and is responsible for the service and staff functions within FMS-WM.

After graduating in business administration, Frank Hellwig initially worked at Hypo-Bank AG before moving to HypoVereinsbank AG in 1998 as deputy director of group-wide accounting, management and controlling. From 2003 to 2009, Mr. Hellwig was a member of the Management Board of Hypo Real Estate Bank AG, where he was responsible for operations, personnel and finance, among other matters. Most recently, he acted as head of sourcing and corporate services at Deutsche Pfandbriefbank AG, a position with global responsibilities.

Executive Board Committees

The Executive Board has formed several specialized committees to carry out various operational and strategic roles. These include the Executive Board’s Risk Committee, the Portfolio Steering Committee, and the ALCO.

The Risk Committee is the corporate body that makes lending decisions in operational terms at the management level of FMS-WM. All members of the Executive Board and FMS-WM’s Head of Risk Controlling, Finance & Portfolio Steering (if absent, their deputies) have the right to vote subject to applicable substitution rules. The Executive Board’s Risk Committee makes loan decisions that must be made at the management level because they are relevant to FMS-WM’s exposure to risk.

The Portfolio Steering Committee is primarily responsible for adjustments of the winding-up plan subject to approval by the Supervisory Board and FMSA; recognition of specific and general provisions; adjustments of methods (for all risk types); and strategic decisions in respect of segments (e.g., geographic regions, asset classes, etc.); and general risk management. All members of the Executive Board and FMS-WM’s Head of Risk Controlling, Finance & Portfolio Steering (if absent, their deputies) have the right to vote.

The ALCO serves as the Executive Board’s key body tasked with information gathering, monitoring and management activities in connection with strategic decisions related to the structure of FMS-WM’s balance sheet and related liquidity and market risks. All members of the Executive Board and FMS-WM’s Head of Risk Controlling, Finance & Portfolio Steering (if absent, their deputies) have the right to vote subject to applicable substitution rules. ALCO’s main tasks include monitoring the performance of FMS-WM and the structure of its balance sheet in respect of the winding-up plan, discussing its liquidity and market risk exposures (which includes adopting the requisite funding and hedging strategies) as well as fixing the relevant standards and guidelines for management of liquidity and market risks.

Employees

Recruiting highly qualified employees was an immediate priority for the Human Resources department of FMS-WM following the launch of operations in October 2010. By the end of 2010, all second-tier management had been filled. As of December 31, 2014, 141 out of a target 159 positions had been filled (December 31, 2013: 145). The target number is dynamically adjusted to the requirements of portfolio management and refinancing efforts. Since the fourth quarter of 2012, open positions have, with few exceptions, been filled only temporarily in accordance with the plan to reduce the workforce in subsequent years following the successful establishment of FMS-WM’s target structure and to unwind the portfolio.

Investigations by the Office of the Public Prosecutor in Munich I

Starting in September 2014, several articles were published in the press which criticized the extent of FMS-WM’s participation in the Greek debt exchange in February 2012. Subsequently, the Office of the Public Prosecutor in Munich I initiated a criminal investigation against the Executive Board of FMS-WM for alleged breach of trust (Untreue) in connection with FMS-WM’s participation in the Greek debt exchange. While the Office of the Public Prosecutor has concluded the initial criminal investigation relating to FMS-WM’s participation in the Greek debt exchange without bringing charges, it has subsequently initiated a second investigation against, inter alia, certain representatives of FMS-WM relating to the same topic. FMS-WM believes that the second investigation will also show that the allegations are without merit and is cooperating fully with the Office of the Public Prosecutor.

INDEPENDENT AUDITORS

The financial statements for the year ended December 31, 2014, including the balance sheet, the income statement, the notes to the financial statements, the cash flow statement and the statement of changes in equity have been audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent auditors, as stated in their report appearing elsewhere herein, and are included in reliance upon their report.

The auditor’s report (Bestätigungsvermerk) has been issued in accordance with Section 322 of the HGB on the annual financial statements and the management report (Lagebericht) of FMS-WM as of and for the fiscal year ended December 31, 2014. The management report is neither included nor incorporated by reference in this Annual Report on Form 18-K.

FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT AUDITORS

Balance sheet

of FMS Wertmanagement as at 31 December 2014

Assets				in € thousand	in € thousand	31.12.2014 in € thousand	31.12.2013 in € thousand
1.	Cash reserve
	a)	Balances with central banks			87,915		382,955
		Of which: with Deutsche Bundesbank € 87,915 thousand (previous year: € 382,955 thousand)

						87,915	382,955
2.	Loans and advances to banks
	a)	Payable on demand			30,177,928		16,491,822
	b)	Other receivables			6,337,737		7,117,045

						36,515,665	23,608,867
3.	Loans and advances to customers					22,397,150	28,358,888
	Of which: secured by mortgages € 2,118,482 thousand (previous year: € 3,706,237 thousand) Public-sector loans € 7,987,456 thousand (previous year: € 6,898,253 thousand)
4.	Debt instruments
	a)	Bonds and notes
		aa)	Public-sector issuers	44,679,202			47,646,776
			Of which: eligible as collateral for Deutsche Bundesbank advances € 30,783,893 thousand (previous year: € 31,978,256 thousand)
		ab)	Other issuers	45,850,313			47,611,455

			Of which: eligible as collateral for Deutsche Bundesbank advances € 9,422,429 thousand (previous year: € 11,141,109 thousand)		90,529,515		95,258,231
	b)	Own debt instruments			29,220,003		35,660,121

		Principal amount € 29,211,316 thousand (previous year: € 35,646,674 thousand)				119,749,518	130,918,352
5.	Other long-term equity investments					6,829	6,719
	Of which: in banks € 0 thousand (previous year: € 0 thousand)
	Of which: in financial services institutions € 0 thousand (previous year: € 0 thousand)
6.	Shares in affiliated companies					807,566	385,766
	Of which: in banks € 323,274 thousand (previous year: € 0 thousand)
	Of which: in financial services institutions € 345,698 thousand (previous year: € 304,702 thousand)
7.	Fiduciary assets					276	276
	Of which: fiduciary loans € 276 thousand (previous year: € 276 thousand)
8.	Intangible fixed assets					1,050	10,770
	Purchased concessions, industrial and similar rights and assets, and licences in such rights and assets
9.	Tangible fixed assets					617	753
10.	Other assets					790,523	51,380
11.	Deferred income					3,271,741	3,939,661
Total assets						183,628,850	187,664,387

Equity and liabilities		in € thousand	in € thousand	31.12.2014 in € thousand	31.12.2013 in € thousand
1.	Liabilities to banks
	a) Payable on demand		449,883		203,970
	b) With agreed maturity or notice period		19,826,156		21,633,160

				20,276,039	21,837,130
2.	Liabilities to customers
	Other liabilities
	a) Payable on demand		11,333		52,637
	b) With agreed maturity or notice period		17,563,702		26,314,386

				17,575,035	26,367,023
3.	Securitised liabilities
	Debt instruments issued			127,493,449	121,189,000
4.	Fiduciary liabilities			276	276
	Of which: fiduciary loans € 276 thousand (previous year: € 276 thousand)
5.	Other liabilities			529,556	373,020
6.	Deferred income			16,315,822	16,559,398
7.	Provisions
	a) Tax provision		2,432		33,508
	b) Other provisions		1,004,193		1,186,386

				1,006,625	1,219,894
8.	Equity
	a) Subscribed capital		200		200
	b) Capital reserves		1,800		1,800
	c) Retained earnings
	Other retained earnings		116,646		0
	d) Net retained profits		313,402		116,646

				432,048	118,646
Total equity and liabilities				183,628,850	187,664,387
1.	Contingent liabilities
	Contingent liabilities from guarantees and indemnity agreements			3,641,024	8,114,774
2.	Other obligations
	Irrevocable loan commitments			3,853,038	5,952,561

Income statement

of FMS Wertmanagement for the period from 1 January until 31 December 2014

Income statement				in € thousand	in € thousand	01.01. – 31.12.2014 in € thousand	01.01. – 31.12.2013 in € thousand
1.	Interest income from
	a)	Lending and money market transactions		5,289,230			6,038,831
	b)	Fixed-income securities and registered government debt		2,558,467			2,618,391

					7,847,697		8,657,222
2.	Interest expenses				–7,321,397		–8,031,121

						526,300	626,101
3.	Income from profit pooling, profit transfer or partial profit transfer agreements					6,570	0
4.	Commission income				81,504		139,266
5.	Commission expenses				–25,179		–39,037

						56,325	100,229
6.	Other operating income					16,925	50,972
7.	General and administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	–23,324			–22,213
		ab)	Social security, post-employment and other employee benefit costs	–2,622			–2,896

			Of which: in respect of post-employment benefits € 724 thousand (previous year: € 1,046 thousand)		–25,946		–25,109
	b)	other administrative expenses			–218,866		–308,938

						–244,812	–334,047
8.	Depreciation, amortisation and write-downs of intangible and tangible fixed assets					–2,805	–2,659
9.	Other operating expenses					–18,011	–25,660
10.	Write-downs of and valuation allowances on receivables and certain securities, and additions to loan loss provisions				0		–440,051
11.	Income from reversals of write-downs of receivables and certain securities and from reversals of loan loss provisions				109,205		0

						109,205	–440,051
12.	Write-downs of and valuation allowances on shares in affiliated companies, other long-term equity investments and securities classified as fixed assets				–77,059		0
13.	Income from reversals of write-downs of other equity investments, shares in affiliated companies and securities classified as fixed assets				0		176,587

						–77,059	176,587
14.	Expenses from loss absorption					0	–5,351
15.	Result from ordinary activities					372,638	146,121
16.	Taxes on income					–72,755	–34,759
17.	Other taxes not included in “Other operating expenses”					13,519	5,284
18.	Net income for the fiscal year					313,402	116,646
19.	Net retained profits					313,402	116,646

Cash flow statement

of FMS Wertmanagement for the period from 1 January until 31 December 2014

Cash flow statement			01.01. – 31.12.2014 in € thousand	01.01. – 31.12.2013 in € thousand
1.		Profit / loss for the period	313,402	116,646
		Non-cash items included in net income / loss for the period and reconciliation to cash flow from operating activities
2.	+ / –	Depreciation, amortisation and write-downs and valuation allowances on receivables and items of fixed assets / reversals of such write-downs and valuation allowances	–284,701	305,203
3.	+ / –	Increase / decrease in provisions	–181,789	–174,618
4.	+ / –	Other non-cash expenses / income	–48,976	13,637
5.	– / +	Gain / loss on disposal of fixed assets	0	0
6.	– / +	Other adjustments (net)	0	–5,351
7.	– / +	Increase / decrease in loans and advances to banks	–12,568,195	13,147,885
8.	– / +	Increase / decrease in loans and advances to customers	6,145,299	–5,007,458
9.	– / +	Increase / decrease in securities	4,815,648	9,222,356
10.	– / +	Increase / decrease in other assets relating to operating activities	–31,046	1,001,309
11.	+ / –	Increase / decrease in liabilities to banks	–1,561,092	–20,299,592
12.	+ / –	Increase / decrease in liabilities to customers	–8,791,988	–11,032,122
13.	+ / –	Increase / decrease in securitised liabilities	12,744,567	3,544,460
14.	+ / –	Increase / decrease in other liabilities relating to operating activities	–87,039	–1,305,910
15.	+ / –	Interest expense / interest income	–526,300	–626,101
16.	+ / –	Expenses for / income from extraordinary items	0	0
17.	+ / –	Income tax expense / income	72,755	34,759
18.	+	Interest and dividend payments received	7,847,697	8,657,222
19.	–	Interest paid	–7,321,397	–8,031,122
20.	+	Cash receipts from extraordinary items	0	0
21.	–	Cash payments for extraordinary items	0	0
22.	– / +	Income taxes paid	–136,432	–1,618
23.	=	Cash flows from operating activities	400,413	–10,440,415
24.	+	Proceeds from disposal of long-term financial assets	0	0
25.	–	Payments to acquire long-term financial assets	–373,213	–20,043
26.	+	Proceeds from disposal of tangible fixed assets	1	0
27.	–	Payments to acquire tangible fixed assets	–75	–10
28.	+	Proceeds from disposal of intangible fixed assets	7,873	0
29.	–	Payments to acquire intangible fixed assets	–748	–11,748
30.	+ / –	Change in cash funds relating to other investing activities (net)	0	0
31.	+	Cash receipts from extraordinary items	0	0
32.	–	Cash payments for extraordinary items	0	0
33.	=	Cash flows from investing activities	–366,162	–31,801

Cash flow statement			01.01. – 31.12.2014 in € thousand	01.01. – 31.12.2013 in € thousand
34.	+	Proceeds from capital contributions by the shareholder	0	0
35.	–	Cash payments to the shareholder from the redemption of shares	0	0
36.	+	Cash receipts from extraordinary items	0	0
37.	–	Cash payments for extraordinary items	0	0
38.	–	Dividends paid to the shareholder	0	0
39.	+ / –	Change in cash funds relating to other capital (net)	0	7,283,045
40.	=	Cash flows from financing activities	0	7,283,045
41.		Net change in cash funds	34,251	–3,189,171
42.	+ / –	Effect on cash funds of exchange rate movements and remeasurements	0	0
43.	+	Cash funds at beginning of period	892,416	4,081,587
44.	=	Cash funds at end of period	926,667	892,416

The cash flow statement was prepared using the indirect method in accordance with GAS 21. The cash funds reported comprise demand deposits with banks that are payable on demand and do not serve as collateral for financial derivatives, as well as balances with Deutsche Bundesbank.

Statement of changes in equity

of FMS Wertmanagement for the period from 1 January until 31 December 2014

Statement of changes in equity	Balance at 01.01.2014 in € thousand	Appropriation of net income/loss in € thousand	Net income for the year in € thousand	Balance at 31.12.2014 in € thousand
Subscribed capital	200	0	0	200
Capital reserves	1,800	0	0	1,800
Other retained earnings	0	116,646	0	116,646
Net retained profits	116,646	–116,646	313,402	313,402
Equity as defined by German commercial law	118,646	0	313,402	432,048

Net retained profits from the 2013 fiscal year were transferred to retained earnings by decision of 11 April 2014.

Statement of changes in equity

of FMS Wertmanagement for the period from 1 January until 31 December 2013

Statement of changes in equity	Balance at 01.01.2013 in € thousand	Appropriation of net income/loss in € thousand	Net income for the year in € thousand	Balance at 31.12.2013 in € thousand
Subscribed capital	200	0	0	200
Capital reserves	1,800	0	0	1,800
Other retained earnings	0	0	0	0
Net retained profits	33,096	–33,096	116,646	116,646
Equity as defined by German commercial law	35,096	–33,096	116,646	118,646

NOTES

General information

Legal framework

FMS Wertmanagement AöR (hereafter: FMS Wertmanagement) was founded on 8 July 2010 and recorded in the Commercial Register of the Munich Local Court on 13 September 2010.

Under agreements dated 29 and 30 September 2010, a portfolio with a nominal value of around EUR 175.7 billion (excluding derivatives) was transferred to FMS Wertmanagement effective 1 October 2010. For this, the Federal Agency for Financial Market Stabilisation, Frankfurt am Main (Bundesanstalt für Finanzmarktstabilisierung – FMSA) – acting as necessary on behalf of the German Financial Market Stabilisation Fund (Finanzmarktstabilisierungsfonds – SoFFin), Hypo Real Estate Holding AG, Munich (HRE), Deutsche Pfandbriefbank AG, Munich (pbb), DEPFA BANK plc, Dublin (DEPFA BANK plc) and other companies of the former HRE Group as well as FMS Wertmanagement entered into a number of agreements pursuant to which certain risk positions and non-strategic operations of the HRE Group were to be transferred to FMS Wertmanagement in accordance with Section 8a of the German Law Establishing a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungsfonds – FMStFG).

The transferors, pbb and HRE, transferred risk positions and non-strategic operations to FMS Wertmanagement, partly by way of a spin-off for absorption, in accordance with Section 8a (1) and (8) FMStFG in conjunction with Section 123 (2) No. 1 and Section 131 of the German Reorganisation and Transformation Act (Umwandlungsgesetz – UmwG). The risk positions and non-strategic operations that were not transferred by way of the spin-off were transferred to FMS Wertmanagement by way of a subparticipation, assignment, novation or guarantee. Which approach was chosen depended on the different legal, regulatory and tax requirements of the respective countries governing the respective transaction. What is common to all means of transfer however, is that FMS Wertmanagement assumed the economic risk of the risk positions and non-strategic operations. The spin-offs from HRE and pbb were recorded in the respective German Commercial Register on 2 December 2010 for HRE and pbb as well as for FMS Wertmanagement.

The contracts signed on 29 and 30 September 2010 also included the intragroup “concentration agreements” between HRE on the one hand and pbb, DEPFA BANK plc and other companies of the former HRE Group on the other hand. These concentration agreements established that HRE had a claim to the transfer by the HRE Group companies of the risk positions and non-strategic operations. HRE spun off its contractual position and its claims and obligations under the concentration agreements to FMS Wertmanagement as part of the aforementioned spin-off. The concentration agreements were performed directly between the respective HRE Group company and FMS Wertmanagement by way of the aforementioned subparticipations, assignments, novations or guarantees.

FMS Wertmanagement is an organisationally and financially independent winding-up institution under public law with partial legal capacity that may engage in legal transactions in its own name, sue and be sued in court. It is regulated and supervised by FMSA and the Federal Financial Supervisory Authority (BaFin).

In accordance with the law and the Charter of FMS Wertmanagement, SoFFin is under an obligation to compensate all losses. Until FMS Wertmanagement is liquidated, SoFFin has the obligation under Article 7 (1) of the Charter of FMS Wertmanagement (i) to pay, on first demand by the Executive Board of FMS Wertmanagement, all amounts required in the Executive Board‘s due assessment for ensuring that the winding-up institution can pay all its liabilities at any time when due and in full and (ii) to cover all losses of FMS Wertmanagement. Losses in this sense comprise all amounts that are payable to FMS Wertmanagement so that it can discharge its liabilities – as set out above – and that need not be repaid to SoFFin under the conditions set out in Article 7 (2) of the Charter.

Situation until 30 September 2013

In accordance with its Charter, FMS Wertmanagement utilised a notarised cooperation agreement to outsource the servicing of the risk assets transferred to it by the HRE Group to pbb as the portfolio servicer until 30 September 2013. In order to fulfil its responsibilities, pbb further outsourced activities to other companies of the HRE Group or external third parties. FMS Wertmanagement’s decision-making and auditing rights remained unaffected by the aforementioned. The work outsourced entailed many of the administrative activities connected with the portfolio taken over. The scope of this outsourcing was described in service level agreements concluded between FMS Wertmanagement and pbb. The agreement between FMS Wertmanagement and pbb ended effective 30 September 2013 on account of existing EU requirements.

Situation from 1 October 2013 onward

In 2012, FMS Wertmanagement established its own service entity (FMS Wertmanagement Service GmbH), which assumed responsibility for portfolio servicing and the provision of all material services associated with it effective 1 October 2013. FMS Wertmanagement retains final decision-making powers and ultimate responsibility for the risk assets under management. The master agreement governing the outsourcing of business processes and services also grants FMS Wertmanagement extensive rights to obtain information and perform inspections, enabling the latter to monitor and control the servicing of the risk assets by FMS Wertmanagement Service GmbH, Munich (FMS Wertmanagement Servicegesellschaft). FMS Wertmanagement Servicegesellschaft maintains a total of four offices, in Unterschleißheim, London, Dublin and New York.

IBM Deutschland GmbH (Ehningen) and other companies have also been hired to provide necessary IT services.

Accounting principles

These annual financial statements of FMS Wertmanagement were prepared in accordance with Section 8a (1) sentence 10 in conjunction with Section 3a (4) of the German Law Establishing a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungsfonds – FMStFG) and the supplementary provisions of its Charter pursuant to the provisions of the German Commercial Code for large corporations, the supplementary provisions of the German Commercial Code (Handelsgesetzbuch – HGB) for credit institutions and financial services institutions as well as the requirements of the German Accounting Directive for Banks and Financial Services Providers (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – RechKredV).

Since FMS Wertmanagement is a capital market oriented organisation as defined by Section 264d HGB, it has expanded its annual financial statements to include a statement of changes in equity and a cash flow statement in accordance with Section 264 (1) Sentence 2 HGB. A management report has also been prepared.

Accounting policies

Assets, liabilities as well as prepaid expenses and deferred income are recognised in accordance with Section 246 ff. HGB. Assets, liabilities and executory contracts are measured based on the principles of Section 252 ff. HGB in conjunction with Section 340 ff. HGB. Pursuant to Section 2 (1) RechKredV, FMS Wertmanagement used Form 1 to structure the balance sheet and Form 3 (vertical presentation format) for the income statement.

FMS Wertmanagement took over assets, provisions, liabilities, prepaid expenses and deferred income as well as derivatives effective as at 1 October 2010 for accounting purposes. The transfer of assets is recognised in line with general principles; with respect of the assets taken over as part of the spin-off for absorption (Section 123 (2) No. 1 UmwG) recognition is based on Section 24 UmwG. FMS Wertmanagement made use of the option in Section 24 UmwG, which provides for a continuation of the transferring entity’s book values.

Those book values were used if the assets were transferred to FMS Wertmanagement under the concentration agreements described in the chapter entitled “Legal framework”. If the transferor prepares its accounting pursuant to the International Financial Reporting Standards (IFRS), the IFRS book value corresponds to FMS Wertmanagement’s acquisition cost. The IFRS book value contains hedge adjustments for loans, advances and securities that were reported in micro hedges; the hedge adjustments related to securities are reported under the item “debt instruments” and those for loans under prepaid expenses and deferred income. The hedge adjustments for loans or securities are generally contrasted by the fair values of the hedging derivatives transferred. The payments that FMS Wertmanagement has received or made for the hedging derivatives are shown under prepaid expenses and deferred income. The hedge adjustments and the recognised items for accrued payments related to derivatives are amortised regularly over the remaining terms to maturity of the corresponding transactions.

Expenses and income from such amortisation are reported under interest expense or interest income. Both amortisations and current premium payments related to credit default swap (CDS) exposures are reported under the item headings “Commission income” or “Commission expenses”.

The fact that the transferring entity’s book value represents the transfer price was to be taken into account as part of the acquisition process. Consequently, the write-downs recognised by the transferring entity were to be taken into account in the determination of the transfer price. The transfer price in turn represented FMS Wertmanagement’s cost.

Loans and advances to banks and loans and advances to customers are generally carried at their nominal value less “risk provision” in the form of specific and general loan loss provisions. Differences between the nominal value and the cost, which are similar in nature to interest, are accounted for in prepaid expenses and deferred income and recognised in profit or loss under net interest income over the term of the receivable using the straight-line method. The proportionate interest calculated at the reporting date is recognised together with the underlying receivable.

On the basis of proposals by the portfolio servicer, analyses by other expert third parties and analyses by FMS Wertmanagement itself, specific loan loss provisions and other provisions are recognised for individual risks that have arisen in the lending business. Expected future proceeds from the realisation of collateral were discounted over the realisation period as necessary using a market interest rate with matching maturities.

Latent risks in the lending business are covered by general loan loss provisions set up in line with the requirements of the IDW statement BFA 1/1990 on the recognition of general loan loss provisions. They are calculated based on the expected loss determined by the portfolio servicer, which is modelled for the case in question using several parameters: probability of default, amount of exposure in the event of a default and expected recovery rate in the event of a default. Estimating the calculation parameters of the anticipated loss is based on data of the portfolio servicer.

Collective country valuation allowances are also recognised for loans to borrowers in countries with discernible country risks. They are recognised in accordance with the methods required under German tax law. The countries to be included and the amount of the valuation allowances are determined on the basis of external country ratings that reflect current and expected economic data as well as the overall political situation in the countries in question.

Debt instruments are allocated to fixed assets (financial assets) because they are continuously used for operations. These are measured at amortised cost in accordance with Section 253 (1) and (3) HGB. If FMS Wertmanagement believes that the assets are permanently impaired, impairment losses are charged in accordance with Section 340e (1) Sentence 1 HGB. The existence of permanent impairment is determined in the case in question on the basis of information supplied by the portfolio servicer and commissioned expert third parties and obtained through FMS Wertmanagement’s own investigations. The test of whether there is permanent impairment is generally conducted similar to the test for impairment of loan receivables, except that market values representing an additional trigger in the test for impairment of wind-up clusters with a high percentage of securities traded on liquid markets are to be taken into account.

Furthermore, in certain, clearly defined cases, FMS Wertmanagement takes advantage of the option provided by Section 253 (3) sentence 4 of the German Commercial Code (Handelsgesetzbuch – HGB), which permits write-downs of financial assets according to the strict lower-of-cost-or-market principle even if the impairment is not expected to be permanent. In the 2014 reporting year, this approach was applied to securities classified as fixed assets with a book value of EUR 512 million.

Investment securities that are not permanently impaired and to which the option provided for in Section 253 (3) sentence 4 HGB is not applied are included in the measurement base for calculating the general loan loss provision. When the reasons for permanent impairment no longer apply, write-ups are charged in accordance with Section 253 (5) Sentence 1 HGB up to a maximum of the amortised cost.

Own bonds bought back are allocated to current assets (liquidity reserve). They are measured in accordance with the strict lower-of-cost-or-market principle in accordance with Section 253 (4) HGB.

The fair values of securities and derivatives are determined either based on external rate sources (e.g. via stock exchanges or other providers such as Reuters) or based on fair values derived from internal measurement models (mark to model). Fair values of securities are largely determined on the basis of securities prices obtained from external sources. The fair value of own issues bought back and allocated to current assets takes into account FMS Wertmanagement’s own credit risk. Derivatives are largely measured using specific measurement models, whereby the counterparty risk in the case of unsecured OTC derivatives is taken into account when determining any provisions for expected losses for hedge inefficiencies or for standalone derivatives.

In the measurement of secured derivatives, future cash flows are discounted on the basis of EONIA swap curves.

Securities holdings are measured based on the following measurement hierarchy, which is oriented above all on the availability of plausible external market data:

•	If an (indicative) market price (rate) is available for a liquid market, it is used.

•	If a market price is not available or the market is not sufficiently liquid, the measurement is converted to a proxy measurement based on the available market prices for similar securities.

•	If an appropriate proxy security cannot be identified, the measurement is carried out using the benchmark spreads or estimated spreads determined by the portfolio servicer‘s experts.

•	Securities not measured based on market prices, proxies, or spreads, (e.g. structured inflation-linked bonds) are measured based on actuarial valuation models.

The parameters for internal measurement models (e.g. interest rate curves, volatilities, spreads) are derived from external sources and reviewed by Risk Controlling as to their plausibility and accuracy. The models used for measuring structured derivatives are initially calibrated on the basis of market data, with the subsequent measurement being based on the resulting model parameters.

Differences that stem from the reporting of securities classified as fixed assets above their fair value based on application of the moderate lower-of-cost-or-market principle are shown separately in the notes.

FMS Wertmanagement holds positions in asset-backed securities. These structured financial instruments are not required to be separated; they are carried as a uniform asset and in compliance with IDW AcP HFA 22.

Securities repurchase agreements (repos) are reported in accordance with the provisions of Section 340b HGB. The securities sold under genuine repurchase agreements are still reported in the balance sheet of FMS Wertmanagement. Depending on the transferee, the obligation to repurchase securities sold under repo agreements is presented under the balance sheet item, Liabilities to banks, or the balance sheet item, Liabilities to customers. If reverse repo transactions were entered into to place excess liquidity on the money market, the resulting receivables are recognised under the balance sheet item, Loans and advances to banks or the balance sheet item, Loans and advances to customers, depending on the transferor. The specific securities are not presented in FMS Wertmanagement‘s balance sheet due to the lack of beneficial ownership.

Shares in affiliated companies and other long-term equity investments are recognised at cost. If impairment is expected to be permanent, write-downs to the lower fair value are recognised.

Tangible fixed assets are recognised at cost less depreciation. The useful life is determined based on the expected wear and tear of the tangible fixed assets.

Intangible assets are recognised at cost less amortisation. The useful life is determined based on factors expected to limit the longevity of the intangible assets.

For the sake of simplicity and in compliance with the tax regulations, assets costing EUR 150.00 or less before VAT are written down in full in the year of acquisition. Assets costing between EUR 150.00 and EUR 1,000.00 before VAT are presented in an omnibus account that is written down over five fiscal years using the straight-line method.

As in the previous year, FMS Wertmanagement does not make use of the option to carry the excess of deferred tax assets in the balance sheet in accordance with Section 274 (1) Sentence 2 HGB. Deferred tax assets and deferred tax liabilities are initially calculated on temporary differences between the book values of the assets or liabilities and their tax base and measured at a tax rate of 30.28%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge. In a general overview, FMS Wertmanagement’s deferred tax assets exceed its deferred tax liabilities. The surplus of deferred tax assets at 31 December 2014 stems from temporary differences, especially with respect to loans and advances to customers, debt instruments, shares in affiliated companies as well as provisions for expected losses and litigation costs. Tax loss carryforwards also exist.

Based on the existing control and profit-and-loss transfer agreement dated 16 October 2012, there is a consolidated VAT, corporate income tax and trade tax group with FMS Wertmanagement Servicegesellschaft. Consequently, the German tax obligations of FMS Wertmanagement Servicegesellschaft are disclosed in FMS Wertmanagement’s financial statements.

Prepaid expenses include:

•	Expenditures prior to the reporting date where these concern expenses in a certain period of time after the reporting date

•	Deferrals (discounts) in connection with the issuing business

•	Deferrals in connection with derivative products. This primarily concerns payments made for the derivatives taken over from HRE Group companies (positive fair values).

•

Positive differences between the nominal value of receivables and the cost, which are similar in nature to interest, are included in the prepaid expenses. This basically concerns payments that FMS Wertmanagement has made for the hedge adjustments of the hedged items taken over from the HRE Group companies, provided the hedged items are loans. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

As a rule, prepaid expenses are amortised on a pro rata basis. To the extent that prepaid expenses include payments in connection with the takeover of derivatives and there are serious doubts regarding the contracts‘ validity or the recoverability of the payments for the derivatives taken over that are recognised under prepaid expenses, these components of prepaid expenses are reversed through profit or loss.

Liabilities are carried at their settlement amount. Differences between the issue amount and the settlement amount of the liabilities are posted to deferred income or prepaid expenses and reversed through profit and loss on a pro rata basis.

Provisions for uncertain liabilities and provisions for expected losses from executory contracts are recognised at the settlement amount dictated by prudent business judgement. Provisions with a remaining maturity of more than one year are generally discounted in accordance with Section 253(2) HGB using the average market interest rate of the past seven fiscal years corresponding to their remaining maturity. The applicable interest rates are published by the Bundesbank. Provisions for expected losses from executory contracts (derivatives) were recognised in the amount of the existing excess of expected obligations over expected benefits.

Regardless of future developments, if a fixed excess obligation exists in the relevant market risk factors for a derivative, this is not recognised as a provision for expected losses but instead in other liabilities.

Deferred income includes:

•	Proceeds received prior to the reporting date where these concern income in a certain period of time after the reporting date

•	Deferrals (premiums) in connection with the issuing business

•	Deferrals in connection with derivative products. This mainly concerns payments that FMS Wertmanagement received for the derivatives taken over from HRE Group companies (negative fair values).

•

Deferrals in connection with the lending business (discounts on receivables). This basically concerns payments that FMS Wertmanagement has received for the hedge adjustments of the hedged items taken over from the HRE Group companies. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

Deferred income is amortised on a pro rata basis.

Derivative financial instruments are entered into to hedge interest rate risk in individual hedged items, to manage general interest rate risk and to hedge inflation, counterparty and currency risks.

•

Derivative financial instruments serving to hedge the market risks (basically interest rate risks) of individual hedged items are aggregated into micro hedges along with the hedged items in accordance with Section 254 HGB.

•

Derivative financial instruments that are used to manage the general interest rate risk are aggregated into an offsetting item with the other transactions in the banking book (securities and loans) that are interest-based and regarded as non interest-induced as well as the issues floated for funding purposes. Prevailing opinion holds that this is not a hedge under Section 254 HGB but an accounting practice.

•

Derivatives such as credit default swaps are used to hedge counterparty risks. As a rule, these derivatives are not aggregated with other hedged items in hedges and are measured in accordance with the general principles of commercial law (in accordance with IDW BFA 1).

•

Derivative financial instruments such as currency and cross currency interest rate swaps serve to fund or manage FMS Wertmanagement‘s liquidity in the individual foreign currencies. They are used in connection with the management of foreign currency positions to close open risk positions.

Consistent with the specifications of risk management, documented hedging relationships are entered into at the transaction level (micro hedges) to hedge market risks. FMS Wertmanagement recognises these hedging relationships using the net hedge presentation method (“Einfrierungsmethode”) in accordance with Section 254 HGB. Where the offsetting changes in value resulting from the hedged risk (especially interest rate risk) are compensated, the changes in value in the hedged item or in the hedging instrument were not recognised. Where the offsetting changes in value resulting from the hedged risk of the hedged item and the hedging instrument are not compensated, the general accounting policies are used for this ineffective portion. In an existing excess obligation, the ineffective portion of the hedge‘s hedged risk is recognised as an expense in accordance with the imparity principle pursuant to IDW RS HFA 35 through the recognition of a provision for expected losses. The ineffective portion is computed by comparing the change in value from the hedged risk of the hedged item with the change in value from the hedged risk of the hedging instrument. Excess obligations for unhedged risks are recognised in accordance with the imparity principle through the recognition of a provision for expected losses. Expenses from additions to provisions for expected losses are shown in the net revaluation gain / loss for the lending and securities business.

FMS Wertmanagement took over a portfolio consisting of synthetic US CMBS financial instruments. The totality of the instruments defined for this portfolio constitutes a hedge pursuant to Section 254 HGB which serves in particular to hedge the risks from US CMBS. Given their complex structures, the financial instruments contained in this portfolio are measured based on models. As at the end of the previous reporting period, FMS Wertmanagement performed a fundamental, model-based valuation of the financial instruments based on market data (especially ratings) because market liquidity remained insufficient during the reporting year.

All hedges were tested for effectiveness. The effectiveness of the hedges was examined primarily on the basis of linear regression.

In addition, FMS Wertmanagement holds credit derivatives (e.g. credit default swaps – CDS) where it is the guarantor. These credit derivatives are accounted for in accordance with IDW AcP BFA 1.

In addition to the necessary and recognised provisions for expected losses for hedges, the entire interest rate portfolio and / or banking book is evaluated for the existence of an excess obligation. All interest-based financial instruments (referred to in the German literature as a “Refinanzierungsverbund”) are included in this evaluation, including those that are designated as hedges under Section 254 HGB. Additional provisions for expected losses for the excess obligation are only recognised in accordance with the provisions under IDW AcP BFA 3 if an excess obligation existed in this offsetting item. SoFFin‘s loss compensation obligation under Section 7 of FMS Wertmanagement‘s Charter is included in the offsetting item.

For derivatives secured in hedges, the change in value resulting from the change in the measurement of secured derivatives (discounting of future cash flows on the basis of EONIA swap curves) was not considered a portion of the hedged risk and was recognised in connection with the determination of the overall excess obligation from the banking book.

Contingent liabilities are disclosed below the line at their nominal amount after deduction of any risk provisions.

Foreign currency items in the balance sheet are translated into the reporting currency (euros) in accordance with the provisions of Section 256a HGB in conjunction with Section 340a (1) and Section 340h HGB and pursuant to the provisions of IDW AcP BFA 4. FMS Wertmanagement translated its assets and liabilities at the average spot rate prevailing at 31 December 2014 Using the respective reference exchange rate of the European Central Bank. Expenses and income arising from the currency translation of on-balance sheet and off-balance sheet transactions denominated in foreign currencies with special coverage in the same currency are presented net in other operating expenses or other operating income. If excess assets result from the translation of off-balance sheet transactions denominated in foreign currencies within the context of special coverage according to Section 340h HGB, these are recognised in other assets. If excess liabilities arise in this way, they are reported as other liabilities. If forward exchange transactions serve to hedge interest-bearing items, the forward rate is split into its two elements (spot rate and swap rate) in order to account for them separately for the purpose of determining the result. Until 31 December 2013 (inclusive), FMS Wertmanagement included the excess of receivables or obligations arising from derivatives featuring swap agreements with an exchange of principal in offsetting for the balancing item for translation of off-balance sheet transactions denominated in foreign currencies related to special coverage under Section 340h HGB.

To the extent that derivative financial instruments feature the exchange of principal (swap agreements with an exchange of principal), payments received or payments yet to be made are recognised in other liabilities. Payments made or payments yet to be received are reported in other assets.

Expenses and income were translated into euros at the exchange rate on the transaction date. Expenses and income arising from the currency translation are presented net under other operating expenses or other operating income.

Interest income and interest expense for swaps entered into are presented gross, i. e. not netted, in the income statement.

FMS Wertmanagement avails itself of the options under Section 340f (3) HGB. Accordingly, income and expenses from the measurement of loans, advances and securities allocated to the liquidity reserve may be shown in a single item after offsetting against income and expenses from the disposal of such transactions. This also includes additions to or reversals of loan loss provisions.

FMS Wertmanagement avails itself of the options under Section 340c (2) HGB. Accordingly, expenses from write-downs on long-term equity investments, shares in affiliated companies and securities classified as fixed assets may be offset against the income from additions to such assets and shown in a single expense and income item. Under Section 340c HGB, the expenses and income from transactions involving such assets may also be included. FMS Wertmanagement also reports the profit / loss from the sale of securities as well as the profit / loss from the termination of related derivatives transactions in this item.

NOTES TO THE BALANCE SHEET

Assets

Cash reserve

The cash reserve item shows a credit balance with Deutsche Bundesbank in the amount of EUR 88 million (31 December 2013: EUR 383 million).

Loans and advances to banks

	31.12.2014 in € million	31.12.2013 in € million
a) Payable on demand	30,178	16,492
b) Other receivables	6,337	7,117

Total	36,515	23,609

to affiliated companies	1,555	0
to other long-term equity investment	0	0

The increase in receivables payable on demand mainly results from a greater need for collateral provided in the form of cash for derivative positions. For the most part, the decline in other receivables was due to the repayment of liquidity facilities which had been drawn down by DEPFA BANK plc and which were terminated in the first half of 2014.

Loans and advances to affiliated companies include EUR 19 million in loans and advances to DEPFA ACS Bank and EUR 1,536 million in loans and advances to DEPFA BANK plc and relate mainly to receivables in connection with collateral to be provided in the form of cash for financial derivatives.

The remaining maturities of the other loans and advances to banks as at 31 December 2014 are as follows:

	31.12.2014 in € million	31.12.2013 in € million
Up to three months	3,584	161
More than three months and up to one year	1,960	2,107
More than one year and up to five years	201	849
More than five years	592	4,000

Total	6,337	7,117

The increase in receivables with a remaining maturity of up to three months is mainly due to receivables from EUREX (reverse) repos (31 December 2014: EUR 3.0 billion) reported starting with the year under review in loans and advances to banks. In the previous year (31 December 2013: EUR 2.5 billion) they had still been included in loans and advances to customers.

Loans and advances to customers

	31.12.2014 in € million	31.12.2013 in € million
Total	22,397	28,359
Of which: to affiliated companies	169	886
Of which: to other long-term equity investments	7	7

The decline in loans and advances to customers was due the sale of the majority of the US Commercial Real Estate portfolio in addition to the steady wind-up of mortgage loans and other loans.

The partial transfer of operations of the Rome branch of DEPFA BANK plc in the first quarter of 2014 had the opposite effect. FMS Wertmanagement assumed legal and economic ownership of the so-called Italy portfolio (“asset upgrade”) in the course of which risk positions have to date been transferred to FMS Wertmanagement via guarantee. The off-balance sheet items reported under contingent liabilities from guarantees and indemnity agreements up to 31 December 2013 have been included in loans and advances to customers since the first half of 2014. The loans assumed as a result amounted to a nominal EUR 1,978 million as of the transfer date (3 February 2014).

The remaining maturities of the loans and advances to customers as at 31 December 2014 are as follows:

	31.12.2014 in € million	31.12.2013 in € million
Payable on demand	259	476
Up to three months	2,499	4,814
More than three months and up to one year	2,962	4,187
More than one year and up to five years	3,932	6,414
More than five years	12,745	12,468

Total	22,397	28,359

As previously, there are no loans and advances with indefinite maturity.

Debt instruments

The debt instruments item in the balance sheet is broken down as follows:

	31.12.2014 in € million	31.12.2013 in € million
Book value	119,750	130,918
Of which: public-sector issuers	44,679	47,647
Of which: other issuers	45,851	47,611
Of which: own debt instruments	29,220	35,660

Marketable securities	119,750	130,918
Of which: listed	103,072	112,865
Of which: not listed	16,678	18,053

Securities sold under repurchase agreements	22,329	36,858
Securities due in the following year	12,267	28,108

Of the marketable securities, securities totalling EUR 90,018 million (31 December 2013: EUR 95,258 million) are measured as fixed assets in accordance with the moderate lower-of-cost-or-market principle and EUR 512 million are measured in accordance with the strict lower-of-cost-or-market principle.

In addition, the marketable securities include own debt instruments and accrued interest totalling EUR 29,220 million (31 December 2013: EUR 35,660 million) which, because these are treated as current assets, are measured using the strict lower-of-cost-or-market principle. The issues of FMS Wertmanagement serve to provide additional collateral and manage liquidity.

The deferred write-downs on debt instruments total EUR 3,484 million based on their fair values as at 31 December 2014 (31 December 2013: EUR 9,883 million). With respect to the securities that carry hidden losses as at 31 December 2014, FMS Wertmanagement assumes, given its, in part, long-term wind-up strategy and the securities‘ expected performance, that their fair value will be less than the book value only temporarily. Corresponding write-downs were taken if there were any doubts as to collectability.

Especially in the case of PIIGS countries, write-downs were not recognised on the corresponding portfolio due to the measures taken by the EU in respect of the European rescue fund. The discount on the cost of debt instruments bearing lower-than-market interest added under the exchange programme for Greek government bonds was not unwound.

The “debt instruments” balance sheet item also includes the accrued but not yet amortised payments made by FMS Wertmanagement in 2010 for hedge adjustments on securities taken over from the HRE Group companies. As a result, the book values frequently exceed the nominal values. This has a corresponding effect on the hidden losses disclosed.

The book values and the fair values of the securities contained in the banking book, broken down by issuer group, follow from the overview below. Both the book values and the fair values contain deferred interest.

	Of which:	Other issuers
in € million	public-sector issuers	Of which: banks	Of which: other issuers	Total 31.12.2014	Total 31.12.2013
Book value	44,679	5,944	39,907	90,530	95,258
Fair value	45,925	6,244	40,826	92,995	87,741
Hidden reserves	2,567	390	2,992	5,949	2,366
Hidden losses (deferred write-downs)	–1,322	–90	–2,072	–3,484	–9,883

Of which:
Hidden losses, ABS				1,046	1,593
Of which:
Hidden losses, PIIGS countries*				1,637	6,379
Of which:
Portugal				84	317
Ireland				62	71
Italy				1,351	5,369
Greece				0	0
Spain				140	622

*	Issuer’s country of domicile

The hidden losses from ABS as at 31 December 2014 in the amount of EUR 373 million include those losses attributable to risks related to the PIIGS countries (31 December 2013: EUR 444 million).

The hidden losses and reserves from debt instruments are also exposed in some cases to countervailing effects on derivatives (particularly interest-based derivatives). For more information, see the explanation under “Derivative financial instruments”. Out of the above total of hidden losses and reserves, EUR – 1.9 billion and EUR 5.0 billion, respectively, are attributable to securities in hedges.

Shares in affiliated companies and other long-term equity investments

With the exception of the equity investment in DEPFA BANK plc, the long-term equity investments and shares in affiliated companies held by FMS Wertmanagement are not marketable.

Other long-term equity investments	31.12.2014 in € million	31.12.2013 in € million
Book value	7	7
Of which: other long-term equity investments in banks	0	0
Of which: other long-term equity investments in financial services institutions	0	0

Shares in affiliated companies	31.12.2014 in € million	31.12.2013 in € million
Book value	807	386
Of which: shares in affiliated companies (banks)	323	0
Of which: shares in affiliated companies (financial services institutions)	346	305

Shares in affiliated companies (banks) relate to DEPFA BANK plc, whereas shares in affiliated companies (financial services institutions) relate to Hypo Real Estate Capital Corp., New York, (HRECC) and Flint Nominees Ltd., London, (Flint).

Fiduciary assets

	31.12.2014 in € million	31.12.2013 in € million
Loans and advances to customers	0.3	0.3

Total	0.3	0.3

Changes in fixed assets

				Depreciation / amortisation
in € million	Cost 31.12.2013	Additions 2014	Disposals 2014	Current year 2014	Disposal 2014	cumulative 31.12.2014	Book value 31.12.2014	Book value 31.12.2013
Intangible fixed assets	14.2	0.7	12.9	2.6	5.1	1.0	1.0	10.7
Tangible fixed assets	1.3	0	0	0.2	0.0	0.7	0.6	0.7

Other long-term equity investments	7	0*					7	7
Shares in affiliated companies	386	421*					807	386
Securities classified as fixed assets	95,258	–4,728*					90,530	95,258

*	The option to combine items in accordance with Section 34 (3) RechKredV was used.

The intangible assets as at 31 December 2014 solely concern software licenses purchased for consideration. Disposals in the amount of EUR 13 million relate to software licences sold to FMS Wertmanagement Servicegesellschaft.

The tangible fixed assets as at 31 December 2014 solely comprise operating and office equipment.

Other assets

Other assets include EUR 712 million for the balancing item for foreign currency translation of off-balance sheet transactions related to special coverage under Section 340h HGB (31 December 2013: EUR 198 million; this was reported in other liabilities in the amount of EUR 326 million taking into account the net obligations from derivatives featuring swap agreements with an exchange of principal; see also the explanation under “Other liabilities”).

Prepaid expenses

Prepaid expenses are comprised of the following items:

	31.12.2014 in € million	31.12.2013 in € million
Unamortised cost of derivatives	1,739	2,541
Lending business (premium from receivables)	1,433	1,281
Issuing business / loans taken out	96	111
Other	4	7

Total	3,272	3,940

Payments that FMS Wertmanagement has made for the fair values of derivatives accounted for by the transferors as at the transfer date are amortised on a pro rata basis. The portion not yet amortised mainly represents the amount recognised under “Unamortised cost of derivatives”. The prepaid expenses from the lending business also include the deferred, unamortised payments that FMS Wertmanagement made for the hedge adjustments of the hedged items (loan receivables) that were transferred from HRE Group companies. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

The increase in premiums on receivables from the lending business in 2014 was mainly the result of the takeover of partial operations of the Rome branch of DEPFA BANK plc. In this context, FMS Wertmanagement assumed legal and economic ownership of the so-called Italy portfolio (“asset upgrade”) during which risk positions have to date been transferred to FMS Wertmanagement via guarantee. The hedge adjustments assumed in the amount of EUR 226 million at the time of transfer declined to EUR 200 million as at the reporting date.

The prepaid expenses are reversed proportionately over the remaining term of the respective underlying transactions.

Subordinated assets

The following items on the assets side of the balance sheet contain subordinated assets:

	31.12.2014 in € million	31.12.2013 in € million
Loans and advances to banks	510	510
Debt instruments	47	43

Total	557	553

Equity and liabilities

Liabilities to banks

	31.12.2014 in € million	31.12.2013 in € million
a) Payable on demand	450	204
b) With agreed maturity or notice period	19,826	21,633

Total	20,276	21,837

to affiliated companies	1,761	0
to other long-term equity investments	0	0

Liabilities from EUREX repo transactions are reported in liabilities to banks in the year under review (EUR 6.6 billion), whereas in the previous year they were recognised in liabilities to customers (EUR 6.4 billion).

Nonetheless, the repo transactions reported in liabilities to banks in the 2014 fiscal year decreased by EUR 0.8 billion from EUR 16.8 billion to EUR 16.0 billion.

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2014 are as follows:

	31.12.2014 in € million	31.12.2013 in € million
Up to three months	11,068	10,052
More than three months and up to one year	8,755	8,711
More than one year and up to five years	3	820
More than five years	0	2,050

Total	19,826	21,633

Liabilities to customers

	31.12.2014 in € million	31.12.2013 in € million
a) Payable on demand	11	53
b) With agreed maturity or notice period	17,564	26,314

Total	17,575	26,367

to affiliated companies	401	363
to other long-term equity investments	0	0

The decline in liabilities to customers is largely accounted for by the aforementioned reporting of EUREX repo transactions, which have been recognised in liabilities to banks since the year under review (EUR 6.6 billion). In the previous year they had been recognised in liabilities to customers (EUR 6.4 billion).

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2014 are as follows:

	31.12.2014 in € million	31.12.2013 in € million
Up to three months	8,093	13,063
More than three months and up to one year	8,062	11,848
More than one year and up to five years	52	46
More than five years	1,357	1,357

Total	17,564	26,314

Securitised liabilities

	31.12.2014 in € million	31.12.2013 in € million
Book value	127,493	121,189
Of which: to affiliated companies	0	0
Of which: to other long-term equity investments	0	0
Amounts due in the following year	59,691	65,291

The securitised liabilities comprise EUR 91,242 million (31 December 2013: EUR 92,139 million) in debt instruments issued including accrued interest and EUR 36,251 million (31 December 2013: EUR 29,050 million) in issuing activities (European Commercial Paper and Certificates of Deposit).

Of the securitised liabilities issued, own debt instruments repurchased including accrued interest, amounted to EUR 29,220 million (31 December 2013: EUR 35,660 million).

Fiduciary liabilities

	31.12.2014 in € million	31.12.2013 in € million
Liabilities to banks	0.3	0.3

Total	0.3	0.3

Other liabilities

Other liabilities include EUR 487 million in liabilities from derivatives featuring swap agreements with an exchange of principal (31 December 2013: EUR 524 million; in the previous year this was reported in the amount of EUR 326 million and included off-balance sheet transactions denominated in foreign currencies related to the concept of special coverage).

Deferred income

Deferred income is comprised of the following items:

	31.12.2014 in € million	31.12.2013 in € million
Unamortised payments received for derivatives	16,154	16,380
Lending business (discount on receivables)	46	54
Other	116	125

Total	16,316	16,559

Payments that FMS Wertmanagement has received for the fair values of derivatives accounted for by the transferors as at the transfer date are amortised on a pro rata basis. The portion not yet amortised mainly represents the amount recognised under “Unamortised payments received for derivatives”, with the continuous amortisation of the item offset by countervailing effects. In connection with the acquisition of legal or beneficial ownership (asset upgrade) of risk positions transferred via guarantee in the past, the related derivatives were also taken over in the reporting period. This increased the as yet unamortised payments received for derivatives.

Deferred income from the lending business also includes deferred payments received by FMS Wertmanagement for the hedge adjustments of the hedged items (receivables) taken over from HRE Group companies. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, With the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

Provisions

in € million	Balance 31.12.2013	Addition	Reversal	FX effect / Other	Utilisation	Balance 31.12.2014
Provision for taxes	34	2	2	0	31	3
Other	1,186	421	199	–98	306	1,004
Expected losses	1,143	358	198	–107	230	966
Non-personnel and personnel expenses	24	58	0	9	59	32
Other	19	5	1	0	17	6

Total	1,220	423	201	–98	337	1,007

The decrease in provisions for expected losses was mainly the result of the utilisation or reversal of provisions for expected losses for stand-alone derivatives.

Deferred taxes

FMS Wertmanagement does not make use of the option to recognise surplus deferred tax assets resulting from tax benefits arising in accordance with Section 274 (1) Sentence 2 HGB. The surplus of deferred tax assets at 31 December 2014 stems from temporary differences between the financial statements and the tax base, especially with respect to loans and advances to banks, loans and advances to customers, debt instruments as well as provisions for expected losses.

Deferred taxes are calculated on the basis of the combined income tax rate of FMS Wertmanagement of currently 30.28%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge. Deferred tax assets arose in the fiscal year that were not recognised.

Contingent liabilities

FMS Wertmanagement reports its potential liability under guarantees in the amount of EUR 3,641 million (31 December 2013: EUR 8,115 million) and under irrevocable loan commitments in the amount of EUR 3,853 million (31 December 2013: EUR 5,953 million).

The transfer to FMS Wertmanagement of risk positions entailed assuming their economic risk in the form of guarantees as defined in Section 8a (1) FMStFG. The total volume of guarantees as at 31 December 2014 after risk provisions was EUR 384 million (31 December 2013: EUR 3,313 million), EUR 259 million of which is attributable to the transfer guarantee (31 December 2013: EUR 3,010 million). In the case of the risk positions transferred via guarantee, the assets guaranteed are still accounted for by the holder pbb. The guarantees are designed as abstract, directly enforceable, irrevocable, unconditional guarantees. The decline in transfers via guarantee is due to the asset upgrade of the Italy portfolio, which is explained under “Loans and advances to customers”.

This item also includes EUR 3,217 million in obligations arising from credit default swaps (with third parties as contracting partners) (31 December 2013: EUR 3,949 million) with FMS Wertmanagement as the guarantor.

FMS Wertmanagement also fully refinanced the existing business (Commercial Real Estate) of its subsidiaries HRECC and Flint, guaranteeing and hence assuming the default risks arising from this business through credit derivatives (credit default swaps). As a consequence of the sale of the entire loan portfolio (Commercial Real Estate) of subsidiary HRECC and the associated termination of the credit default swaps in the second quarter of 2014, the remaining nominal value as at 31 December 2014 less risk provisions was reduced to EUR 41 million (31 December 2013: EUR 853 million).

Any imminent risk of being held liable under the guarantees (including the credit default swap positions) is assessed analogous to the risk provision policy for the customary credit business. The risk provisions set up are deducted from the guarantees recognised.

Irrevocable loan commitments include liquidity facilities in the amount of EUR 1,176 million (31 December 2013: EUR 2,764 million). Of this amount, EUR 1,140 million (31 December 2013: EUR 1,200 million) can be attributed to a liquidity facility granted to pbb in connection with the assumption of the economic risk related to risk positions. The prior-year figure as at 31 December 2013 included two other liquidity facilities granted to DEPFA BANK plc in the amount of EUR 1,473 million that were terminated during the reporting period.

In connection with the agreement on the “Ersatzdeckungslösung” (substitute cover solution), FMS Wertmanagement pledged to pbb to pay out up to EUR 2,994 million to pbb on request. According to the payment plan, this figure decreased to EUR 2,530 million as at 31 December 2014. A disbursement would give rise to a claim of FMS Wertmanagement against pbb. In this respect, FMS Wertmanagement is exposed to a default risk vis-à-vis the counterparty pbb.

Other financial obligations

On 22 December 2014, FMS Wertmanagement reached agreement with certain holders of the DEPFA Funding II, III and IV LP hybrid bonds to acquire the bonds under specified terms and conditions resulting in a financial obligation of EUR 496 million.

Assets pledged as collateral

Apart from the securities sold under repurchase agreements as at 31 December 2014 (see the description under debt instruments) in the amount of EUR 22,329 million (31 December 2013: EUR 36,858 million), there are no other assets pledged as collateral for liabilities or contingent liabilities of FMS Wertmanagement.

Derivative financial instruments

FMS Wertmanagement holds only OTC derivatives; none of them are held for trading. The fair values of the derivatives are determined by means of standard measurement models based on the measurement parameters available in the market.

The table below shows the breakdown of FMS Wertmanagement’s interest-based and currency-based derivatives and the total return swaps:

	Nominal values
	Remaining maturities, 31.12.2014			Total 31.12.2014	Total 31.12.2013
in € million	< 1 year	1 – 5 years	> 5 years
Interest-based transactions	53,909	85,728	81,561	221,198	246,663
Total return swaps	0	758	4,559	5,317	5,625
Currency-based transactions	16,978	2,310	4,728	24,016	23,366
Of which: forward exchange transactions	14,592	0	0	14,592	10,821
Of which: cross currency swaps	2,386	2,310	4,728	9,424	12,545

Total	70,887	88,796	90,848	250,531	275,654

in € million	Market values
	31.12.2014		31.12.2013
	Positive	Negative	Positive	Negative
Interest-based transactions	6,847	–43,019	5,907	–28,081
Total return swaps	1,384	–1,457	993	–922
Currency-based transactions	1,406	–736	983	–728
Of which: forward exchange transactions	700	–17	117	–125
Of which: cross currency swaps	706	–719	866	–603

Total	9,637	–45,212	7,883	–29,731

The book value of these derivatives reported in the prepaid expenses / deferred income item (net amount of the book values recognised in assets and liabilities) totalled EUR – 14,356 million as at 31 December 2014 (31 December 2013: EUR – 14,006 million). The book value of these derivatives in the amount of EUR 254 million is reported in the other assets / other liabilities item (31 December 2013: EUR – 326 million).

The table below shows the breakdown of FMS Wertmanagement’s credit derivatives:

	31.12.2014		31.12.2013
in € million	Nominal values	Market values	Nominal values	Market values
Secured party credit default swaps	496	117	1,482	143
Guarantor credit default swaps	3,403	–78	4,141	–102

Total	3,899	39	5,623	41

The table shows the credit derivatives vis-à-vis third parties. The book value of these derivatives (net amount of the book values recognised in assets and liabilities) as at 31 December 2014 is EUR – 58 million (31 December 2013: EUR 167 million).

Furthermore, there are credit default swap exposures vis-à-vis the subsidiary Flint with a nominal value of EUR 41 million after deducting existing risk provisions (EUR 82 million).

Hedges

In accordance with Section 254 HGB, FMS Wertmanagement aggregates hedged items and hedging instruments into hedges. FMS Wertmanagement utilises the net hedge presentation method to account for the hedges. In particular, the hedged risk concerns the interest rate-induced risk of changes in value (interest rate risk). Hedged items with a nominal value of EUR 112,780 million (31 December 2013: EUR 112,633 million) were aggregated into hedges. Overall, this nominal value of these hedged items is comprised as follows:

	31.12.2014	31.12.2013
Nominal values of the hedged items in € million	in € million	in € million
Assets	57,314	58,158
Liabilities	50,045	48,697

Total	107,359	106,855

Furthermore, hedged items with a nominal value of EUR 5,421 million (31 December 2013: EUR 5,778 million) were combined with total return swaps pursuant to IDW RS BFA 1.

The following overviews contain the maturities for assets and liabilities that are combined in hedges as at 31 December 2014 and whose countervailing changes in value or cash flows can be expected to balance in the future.

in € million	31.12.2014	31.12.2013
Up to three months	491	120
More than three months and up to one year	3,145	873
More than one year and up to five years	7,701	9,759
More than five years	45,977	47,406

Assets	57,314	58,158

in € million	31.12.2014	31.12.2013
Up to three months	3,053	395
More than three months and up to one year	5,661	5,444
More than one year and up to five years	33,190	29,260
More than five years	8,141	13,598

Liabilities	50,045	48,697

The net hedge presentation method does not require presentation of the positive and negative changes in value (expenses and income) of the hedged risk in a micro hedge. Were the gross hedge presentation method to be applied, cumulative expenses and income of EUR 21,704 million (31 December 2013: EUR 7,784 million) would arise on the basis of the current measurements.

The interest rate risk-related changes in value of the hedged items and hedging instruments arising from hedges with negative ineffectiveness (interest rate risk hedge) can be seen in the following overview:

31.12.2014 in € million	Negative change in value (absolute figure)	Positive change in value (absolute figure)
Hedged items	1,669	9,600
Hedging instruments	9,850	1,604

Total	11,519	11,204

Of which: not recognised	11,204	0
Of which: recognised as a provision for expected losses	315	0

FMS Wertmanagement took over a portfolio consisting of US CMBS financial instruments. The totality of the instruments defined for this portfolio constitutes a hedge pursuant to Section 254 HGB. This portfolio hedges default risks associated with US CMBSs (commercial real estate loans). Given their complex structures, some of the financial instruments contained in this portfolio are measured based on models. As a result of the continued poor market liquidity in the reporting period, near-market measurement remains inappropriate. Therefore, as in the previous year, FMS Wertmanagement continues to use the same valuation method. Based on the valuation that was performed, the hidden reserves related to this portfolio are EUR 80 million. The portfolio contains EUR 2,668 million in guarantor positions (“long-risk”), which are contrasted by EUR 299 million in leveraged secured party positions (“short-risk”).

Foreign-currency items

Total assets in foreign currencies are EUR 81,654 million (31 December 2013: EUR 70,268 million). Liabilities in foreign currencies at year end are EUR 87,366 million (31 December 2013: EUR 71,215 million).

NOTES TO THE INCOME STATEMENT

Net interest income

	01.01. – 31.12.2014 in € million	01.01. – 31.12.2013 in € million
Interest income	7,847	8,657
Lending and money market transactions	5,289	6,039
Fixed-income securities and debt claims	2,558	2,618

Interest expenses	7,321	8,031
Lending and money market transactions	5,379	6,139
Securitised liabilities	919	871
Loans taken out	49	91
Other	974	930

Total	526	626

The interest income of EUR 4,402 million (previous year: EUR 5,094 million) includes interest from derivative financial instruments. Derivative financial instruments account for EUR 5,179 million (previous year: EUR 5,918 million) in interest expenses.

The decrease in interest income on the one hand and interest expense on the other hand is attributable to the portfolio wind-up as well as to EUR money market rates, which have fallen to historical lows.

As previously, Western Europe and the United States account for most of the interest income.

Provisions with a remaining maturity of more than one year are not discounted for reasons of materiality.

Net commission income

	01.01. – 31.12.2014 in € million	01.01. – 31.12.2013 in € million
Commission income	81	139
Lending business	45	82
Derivatives business	36	57
Commission expenses	25	39
Derivatives business	17	28
Securities and issuing business	6	7
Other	2	4

Total	56	100

The commission income of EUR 81 million (previous year: EUR 139 million) comprises commission income from the lending business of EUR 45 million (previous year: EUR 82 million) and from the derivatives business of EUR 36 million (previous year: EUR 57 million).

The commission income from the lending business in turn comprises commission on guarantees of EUR 21 million (previous year: EUR 67 million) and processing fees received of EUR 24 million (previous year: EUR 15 million). The decline in commission on guarantees is largely due to the lower commission income from credit default swaps with the subsidiary HRECC.

The commission income is contrasted by EUR 25 million in commission expenses. These mainly result from expenses in the derivatives business stemming from the continuous amortisation of deferred items concerning credit default swaps.

In addition, net commission income in the fiscal year was influenced to a lesser degree by positive one-off effects from additional payments by pbb/DEPFA BANK plc for assets transferred via guarantee (fiscal year 2014: EUR 3 million; fiscal year 2013: EUR 14 million).

General and administrative expenses

	01.01. – 31.12.2014 in € million	01.01. – 31.12.2013 in € million
Personnel expenses	26	25
Other administrative expenses	219	309

Total	245	334

The decrease in administrative expenses is due primarily to a lower level of expenses incurred in the context of service outsourcing (servicing of the portfolio assets, administrative and back office activities, IT services, and accounting services).

In fiscal year 2014, key components of outsourced activities were performed by FMS Wertmanagement Servicegesellschaft. In addition, other service providers have been working for FMS Wertmanagement in defined capacities such as IT services (IBM Deutschland GmbH, Ehningen) or key areas of accounting (capco GmbH Wirtschaftsprüfungsgesellschaft, Eschborn). Servicing expenses totalled EUR 155 million for 2014 as a whole (previous year: EUR 194 million).

In addition, certain expenses incurred in the previous year (e.g. for the IT migration) were onetime expenses no longer incurred in the year under review.

Other operating expenses

Other operating expenses include EUR 7 million (previous year: EUR 19 million) in currency translation expenses, among others.

Income from reversals of write-downs of receivables and certain securities and from reversals of loan loss provisions

FMS Wertmanagement avails itself of the options under Section 340f (3) HGB.

The following income and expenses are reported in this income statement item:

	01.01. – 31.12.2014 in € million	01.01. – 31.12.2013 in € million
Net revaluation gain / loss in the lending business	102	–433
Net revaluation gain / loss from securities classified as current assets	7	–7

Total	109	–440

The net revaluation gain in the lending business totalling EUR 102 million resulted mainly from reversals of specific and general loan loss provisions, which can be attributed to valuations and the portfolio wind-up.

The net revaluation gain on securities classified as current assets resulted from net reversals of write-downs on own debt instruments of EUR 7 million.

Write-downs of and valuation allowances on shares in affiliated companies,

other long-term equity investments and securities classified as fixed assets

FMS Wertmanagement avails itself of the options under Section 340c (2) HGB.

The following income and expenses recognised in connection with the debt instruments classified as fixed assets were recorded in this income statement item:

	01.01. – 31.12.2014 in € million	01.01. – 31.12.2013 in € million
Net revaluation gain / loss from securities	–79	113
Net revaluation gain / loss from derivatives	–133	7
Net gain / loss on sale of securities incl. net gain / loss from derivatives	127	58
Other income / expenses	8	–1

Total	–77	177

The net revaluation loss on securities mainly resulted from net write-downs of EUR 39 million, an addition to the general loan loss provision of EUR 45 million and the reversal of the country risk provision of EUR 5 million.

The net revaluation loss from derivatives mainly comprises net additions to provisions for expected losses from stand-alone derivatives (EUR 113 million).

The net gain / loss on sale of securities including net gain / loss from derivatives primarily resulted from the sale of securities as well as repayments of securities in excess of the purchase cost.

Taxes on income

The income tax expense mainly results from payments made in the current fiscal year.

Other taxes

The other taxes include value added tax refunds of FMS Wertmanagement from 2011 and 2012.

OTHER DISCLOSURES

Auditor’s fee

The auditor’s fee for auditing services during the reporting period was EUR 2.8 million (previous year: EUR 3.3 million). In addition, a total of EUR 0.0 million (previous year: EUR 0.1 million) were expended for tax consultancy services, EUR 0.3 million (previous year: EUR 0.2 million) for other confirmation and valuation services as well as EUR 0.1 million (previous year: EUR 0.0 million) for other services.

Of the total expenses recognised in the reporting year, EUR 0.3 million (previous year: EUR 0.2 million) are related to the previous year. Of this amount, EUR 0.3 million (previous year: EUR 0.2 million) concern auditing services.

Shareholdings

The following overview shows the shareholdings of FMS Wertmanagement, each of which is based on the company‘s most recent annual financial statements.

Shares in affiliated companies at 31 December 2014:

Name and registered office	Share in capital	Of which: indirectly	Equity in thousand		Result in thousand		Currency
Airen Sostenible S.L., Barakaldo	66.67%		2,984	[1]	–80	[2]	EUR
Awareness Capital S.L., Barakaldo	66.67%		26,836	[1]	–165	[2]	EUR
DBE Property Holdings Ltd, Dublin	100.00%	100.00%	78	[1]	4	[2]	EUR
DEPFA BANK plc, Dublin	100.00%		650,312	[1]	–41,525	[2]	EUR
DEPFA ACS BANK, Dublin	100.00%	100.00%	636,473	[1]	76,433	[2]	EUR
DEPFA Ireland Holding Ltd, Dublin	100.00%	100.00%	–5,555	[1]	201	[2]	EUR
DEPFA Funding II LP, London	100.00%	100.00%	30,215	[1]	25,969	[2]	EUR
DEPFA Funding III LP, London	100.00%	100.00%	26,028	[1]	3,115	[2]	EUR
DEPFA Funding IV LP, London	100.00%	100.00%	9,854	[1]	9,068	[2]	EUR
DEPFA Hold One Ltd, Dublin	100.00%	100.00%	36	[1]	3	[2]	EUR
DEPFA Hold Two Ltd, Dublin	100.00%	100.00%	0	[1]	0	[2]	EUR
DEPFA Hold Six, Dublin	100.00%	100.00%	–2	[1]	0	[2]	USD
DEPFA Finance N.V., Amsterdam	100.00%	100.00%	5,326	[1]	485	[2]	EUR
Flint Nominees Ltd., London	100.00%		51,681	[1]	235	[2]	GBP
FMS Wertmanagement Service GmbH, Munich	100.00%		50,000	[3]	0	[4]	EUR
Hypo Dublin Properties Ltd, Dublin	100.00%	100.00%	275	[1]	3	[2]	EUR
Hypo Pfandbrief Bank International S.A., Luxembourg	100.00%	100.00%	119,632	[1]	300	[2]	EUR
Hypo Property Investment (1992) Ltd., London	100.00%	100.00%	1	[1]	0	[2]	GBP
Hypo Property Investment Ltd., London	100.00%	100.00%	287	[1]	0	[2]	GBP
Hypo Property Services Ltd., London	100.00%	100.00%	114	[1]	0	[2]	GBP
Hypo Public Finance Bank, Dublin	100.00%	100.00%	533,076	[1]	3,430	[2]	EUR
Hypo Real Estate Capital Corp., New York	100.00%		566,519	[1]	12,451	[2]	USD
Upgrade 1 LLC, Wilmington / Delaware	100.00%	100.00%	25,239	[1]	307	[2]	USD
WH-Erste Grundstücks Verwaltungs GmbH, Schönefeld	100.00%		125	[6]	–13	[7]	EUR
WH-Zweite Grundstücks Verwaltungs GmbH, Schönefeld	100.00%	100.00%	69	[6]	–1	[7]	EUR
WH-Erste Grundstücks GmbH & Co. KG, Schönefeld	93.98%		79,097	[6]	6,587	[7]	EUR
WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld	100.00%	100.00%	40,432	[6]	–117	[7]	EUR

1	31 December 2013
2	2013
3	31 December 2014
4	After profit transfer
5	Entity was established in 2014
6	31 December 2013, preliminary
7	2013, preliminary

Other long-term equity investments at 31 December 2014:

Name and registered office	Share in capital	Of which: indirectly	Equity in thousand		Result in thousand		Currency
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00%		–659	[1]	15	[2]	EUR
Airport Bureau Verwaltungs GmbH, Berlin	32.00%		55	[1]	184	[2]	EUR
Inula Grundstücks Verwaltungsgesellschaft mbH & Co. KG, Grünwald	10.00%		–31,100	[1]	3,212	[2]	EUR
LMG2 LLC, Delaware	25.00%	25.00%	n. a.	[5]	n. a.	[5]	USD
Pocahontas Parkway Holdings LLC, Delaware	20.51%	20.51%	n. a.	[5]	n. a.	[5]	USD
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Schönefeld	50.00%		29	[1]	0	[2]	EUR
SP Projektentwicklung Schönefeld GmbH & Co. KG, Schönefeld	50.00%		16,655	[1]	471	[2]	EUR
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00%		–3.136	[1]	–315	[2]	EUR

1	31 December 2013
2	2013
3	31 December 2014
4	After profit transfer
5	Entity was established in 2014
6	31 December 2013, preliminary
7	2013, preliminary

Corporate bodies of FMS Wertmanagement

Members of the Executive Board

Dr. Christian Bluhm, CRO/CFO, Spokesman of the Executive Board

Ernst-Albrecht Brockhaus, Treasury / Markets & CRE

Frank Hellwig, COO (since 1 January 2015)

Members who left the Executive Board during the 2014 fiscal year

Norbert Kickum, CRE (until 30 November 2014)

Members of the Supervisory Board

Jan Bettink (since 6 January 2014)

Chairman of the Supervisory Board (since 27 January 2014)

Chief Executive Officer of Berlin Hyp AG and President of the Association of German Pfandbrief Banks

Klemens Breuer (since 6 January 2014)

Deputy Chairman of the Supervisory Board (since 27 January 2014)

Member of the Management Board of Raiffeisen Bank International AG, Global Markets

Dr. Axel Berger (since 17 June 2014)

Auditor and tax adviser

Rita Geyermann

Director Loan Securitisation at KfW Bankengruppe

Dr. Andreas Ricker

Head of Strategy at Bundesrepublik Deutschland Finanzagentur GmbH

Dr. Herbert Walter (since 21 January 2015)

Chairman of the Steering Committee of the Federal Agency for Financial Market Stabilisation

Members who left the Supervisory Board during the 2014 fiscal year

Prof. Dr. Harald Wiedmann (until 31 May 2014)

Deputy Chairman of the Supervisory Board (until 31 May 2014)

Lawyer, auditor and tax adviser

Dr. Christopher Pleister (until 31 December 2014)

Chairman of the Supervisory Board (from 11 July 2013 to 27 January 2014)

Chairman of the Steering Committee of the Federal Agency for Financial Market Stabilisation (until 31 December 2014)

Loans to members of the corporate bodies

At the reporting date, there were no claims in respect of incumbent members of the corporate bodies arising from loans or advances.

Remuneration of the corporate bodies

The members of FMS Wertmanagement‘s Executive Board were paid remuneration of EUR 1,364 thousand for the 2014 fiscal year (previous year: EUR 1,378 thousand). They were also paid benefits in kind of EUR 56 thousand (previous year: EUR 54 thousand). In addition, a total of EUR 675 thousand (previous year: EUR 675 thousand) were expended in the reporting period for the pension plans applicable to the members of the Executive Board.

Total remuneration of EUR 120 thousand was paid to the members of FMS Wertmanagement‘s Supervisory Board for 2014 (previous year: EUR 99 thousand).

Annual average number of employees

At 31 December 2014, FMS Wertmanagement had 141 employees (previous year: 145). The average number of employees in the 2014 fiscal year was:

	Women	Men	Total
Full-time employees	43	101	144

Seats held by Executive Board members and employees

In the fiscal year, the following members of the Executive Board and employees of FMS Wertmanagement held seats on a supervisory board or other supervisory bodies of large corporations in accordance with Section 340a (4) No. 1 in conjunction with Section 267 (3) HGB.

•	Ernst-Albrecht Brockhaus: Non-Executive Member of the Board of Directors of DEPFA BANK plc, Dublin; DEPFA ACS Bank, Dublin; and Hypo Pfandbrief Bank International S.A., Luxembourg (Group offices held)

•	Frank Hellwig: Non-Executive Member of the Board of Directors of DEPFA BANK plc, Dublin; DEPFA ACS Bank; (Group offices held)

•	Christoph Müller: Non-Executive Member of the Board of Directors of DEPFA BANK plc, Dublin; DEPFA ACS Bank, Dublin; and Hypo Pfandbrief Bank International S.A., Luxembourg (Group offices held)

RESPONSIBILITY STATEMENT IN ACCORDANCE WITH SECTION 264 (2)

SENTENCE 5 HGB AND SECTION 289 (1) SENTENCE 5 HGB

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of FMS Wertmanagement, and the management report includes a fair review of the development and performance of the business and the position of FMS Wertmanagement, together with a description of the material opportunities and risks associated with the expected development of FMS Wertmanagement.

Munich, 27 March 2015

FMS Wertmanagement

The Executive Board

Dr. Christian Bluhm	Ernst-Albrecht Brockhaus	Frank Hellwig

AUDITORS’ REPORT

We have audited the annual financial statements – comprising the balance sheet, the income statement, the notes to the financial statements, the cash flow statement and the statement of changes in equity – together with the bookkeeping system and the management report of FMS Wertmanagement AöR for the fiscal year from 1 January to 31 December 2014. The maintenance of the books and records and the preparation of the annual financial statements and the management report in accordance with German commercial law and supplementary provisions of FMS Wertmanagement’s Charter are the responsibility of the Executive Board of FMS Wertmanagement. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Section 317 of the German Commercial Code (Handelsgesetzbuch – HGB) and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany – IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with (German) principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of FMS Wertmanagement and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Executive Board as well as evaluating the overall presentation of the annual financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of FMS Wertmanagement’s Charter and give a true and fair view of the net assets, financial position and results of operations of FMS Wertmanagement in accordance with the (German) principles of proper accounting. The management report is consistent with the annual financial statements and on the whole provides a suitable understanding of FMS Wertmanagement’s position and suitably presents the opportunities and risks of future development.

Munich, 27 March 2015

PricewaterhouseCoopers

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Heiko Röhrig	ppa. Axel Menge
Wirtschaftsprüfer [German Public Auditor]	Wirtschaftsprüfer [German Public Auditor]

ANNEX A

Schedule of Funded Debt Outstanding as of December 31, 2014

FMS-WM bearer bonds as of December 31, 2014 (excluding registered bonds)

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
EUR	57		61,426,000,000	61,426,000,000	68,776,000,000

DE000A11QB14	floating	January 4, 2016	2,700,000,000	2,700,000,000	2,700,000,000
DE000A11QB30	floating	July 17, 2017	1,500,000,000	1,500,000,000	1,500,000,000
DE000A11QB48	floating	July 16, 2018	1,500,000,000	1,500,000,000	1,500,000,000
DE000A11QBN9	fixed	March 14, 2019	500,000,000	500,000,000	1,000,000,000
DE000A11QBP4	floating	March 20, 2019	2,000,000,000	2,000,000,000	2,000,000,000
DE000A11QBQ2	floating	April 15, 2019	2,000,000,000	2,000,000,000	2,000,000,000
DE000A11QBV2	floating	January 27, 2019	500,000,000	500,000,000	1,000,000,000
DE000A12T5L0	fixed	September 19, 2017	500,000,000	500,000,000	1,000,000,000
DE000A12T5N6	floating	October 30, 2018	2,000,000,000	2,000,000,000	2,000,000,000
DE000A12T5P1	floating	October 26, 2017	1,500,000,000	1,500,000,000	1,500,000,000
DE000A1E8SA4	floating	October 15, 2015	5,000,000,000	5,000,000,000	5,000,000,000
DE000A1H3DB2	floating	January 20, 2021	100,000,000	100,000,000	100,000,000
DE000A1H3DE6	floating	February 16, 2021	50,000,000	50,000,000	50,000,000
DE000A1H3DF3	floating	February 15, 2016	100,000,000	100,000,000	100,000,000
DE000A1H3DG1	floating	February 18, 2015	250,000,000	250,000,000	250,000,000
DE000A1H3DH9	floating	March 15, 2018	25,000,000	25,000,000	25,000,000
DE000A1H3DQ0	floating	April 6, 2021	500,000,000	500,000,000	500,000,000
DE000A1K0ET3	floating	August 1, 2021	60,000,000	60,000,000	60,000,000
DE000A1K0GG5	fixed	August 3, 2018	1,500,000,000	1,500,000,000	1,500,000,000
DE000A1K0M44	fixed	August 24, 2015	1,500,000,000	1,500,000,000	1,500,000,000
DE000A1K0SM8	fixed	September 8, 2021	1,500,000,000	1,500,000,000	3,000,000,000
DE000A1KQ789	fixed	January 25, 2017	200,000,000	200,000,000	200,000,000
DE000A1KQ8A5	floating	January 27, 2015	50,000,000	50,000,000	50,000,000
DE000A1KQ8B3	floating	February 2, 2015	1,250,000,000	1,250,000,000	1,500,000,000
DE000A1KQ961	fixed	June 17, 2021	1,000,000,000	1,000,000,000	1,000,000,000
DE000A1KQZ44	fixed	May 24, 2016	6,000,000	6,000,000	6,000,000
DE000A1KRG61	fixed	May 17, 2021	10,000,000	10,000,000	10,000,000
DE000A1KRHP2	fixed	June 3, 2016	3,000,000,000	3,000,000,000	3,000,000,000
DE000A1MA9A9	fixed	January 16, 2015	3,000,000,000	3,000,000,000	3,000,000,000
DE000A1MBBK6	fixed	January 18, 2017	100,000,000	100,000,000	100,000,000
DE000A1MLU18	fixed	February 22, 2017	3,000,000,000	3,000,000,000	3,000,000,000
DE000A1MLU59	fixed	May 23, 2018	250,000,000	250,000,000	250,000,000
DE000A1MLU67	fixed	March 15, 2016	1,500,000,000	1,500,000,000	1,500,000,000
DE000A1MLVD8	fixed	May 9, 2019	3,000,000,000	3,000,000,000	3,000,000,000
DE000A1PGP19	fixed	July 18, 2017	2,500,000,000	2,500,000,000	3,000,000,000
DE000A1PGP76	floating	October 24, 2019	100,000,000	100,000,000	100,000,000
DE000A1PGP84	fixed	September 15, 2021	10,000,000	10,000,000	10,000,000

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
DE000A1PGP92	fixed	August 15, 2022	10,000,000	10,000,000	10,000,000
DE000A1PGPX1	fixed	October 1, 2015	1,000,000,000	1,000,000,000	1,250,000,000
DE000A1PGQC3	floating	August 16, 2016	100,000,000	100,000,000	100,000,000
DE000A1R0YX6	floating	September 15, 2015	2,000,000,000	2,000,000,000	2,000,000,000
DE000A1REUB8	fixed	January 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
DE000A1REUK9	floating	November 15, 2022	20,000,000	20,000,000	20,000,000
DE000A1REUS2	floating	January 23, 2018	250,000,000	250,000,000	1,000,000,000
DE000A1REUT0	fixed	May 22, 2015	500,000,000	500,000,000	1,150,000,000
DE000A1X3FE1	floating	June 15, 2015	2,000,000,000	2,000,000,000	2,000,000,000
DE000A1X3FL6	floating	January 23, 2019	2,000,000,000	2,000,000,000	2,000,000,000
DE000A1X3FM4	floating	November 19, 2018	2,000,000,000	2,000,000,000	2,000,000,000
DE000A1X3FN2	floating	June 18, 2018	1,000,000,000	1,000,000,000	1,000,000,000
DE000A1X3FP7	floating	July 1, 2019	2,050,000,000	2,050,000,000	2,050,000,000
DE000A1X3FW3	fixed	March 12, 2018	500,000,000	500,000,000	1,000,000,000
XS0725294218	fixed	December 28, 2018	25,000,000	25,000,000	25,000,000
XS0843518738	floating	October 18, 2017	150,000,000	150,000,000	600,000,000
XS0856697536	floating	November 20, 2018	50,000,000	50,000,000	50,000,000
XS0924158990	floating	May 7, 2015	10,000,000	10,000,000	10,000,000
XS0963874234	fixed	September 3, 2018	500,000,000	500,000,000	1,000,000,000
XS0993452688	fixed	November 14, 2016	500,000,000	500,000,000	1,000,000,000

USD	13		14,057,000,000	11,578,123,713	13,348,982,786

US30254WAA71	fixed	November 21, 2017	2,000,000,000	1,647,310,765	1,647,310,765
US30254WAB54	fixed	April 18, 2016	2,000,000,000	1,647,310,765	1,647,310,765
US30254WAC38	fixed	October 14, 2016	1,500,000,000	1,235,483,074	1,235,483,074
US30254WAD11	fixed	November 20, 2018	2,000,000,000	1,647,310,765	1,647,310,765
US30254WAE93	fixed	September 5, 2017	1,500,000,000	1,235,483,074	1,235,483,074
US30254WAF68	fixed	January 30, 2017	1,500,000,000	1,235,483,074	1,235,483,074
XS0803737088	floating	June 30, 2015	750,000,000	617,741,537	1,235,483,074
XS0807718357	floating	July 24, 2017	7,000,000	5,765,588	5,765,588
XS0819133231	floating	September 1, 2015	500,000,000	411,827,691	617,741,537
XS0875634213	floating	January 26, 2015	750,000,000	617,741,537	823,655,383
XS0948050231	floating	September 27, 2016	300,000,000	247,096,615	823,655,383
XS0957674194	floating	August 6, 2015	750,000,000	617,741,537	617,741,537
XS1023281329	floating	January 28, 2016	500,000,000	411,827,691	576,558,768

GBP	14		3,522,000,000	4,521,761,458	6,961,098,986

DE000A11QBT6	floating	May 9, 2016	500,000,000	641,930,928	641,930,928
DE000A12T5M8	floating	October 25, 2016	600,000,000	770,317,114	770,317,114
DE000A1H3DJ5	fixed	March 1, 2016	22,000,000	28,244,961	28,244,961
XS0807698815	fixed	December 1, 2015	500,000,000	641,930,928	1,572,730,774

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
XS0811901866	floating	August 3, 2015	350,000,000	449,351,650	770,317,114
XS0922187678	fixed	December 15, 2017	250,000,000	320,965,464	577,737,835
XS1017603751	fixed	December 7, 2016	500,000,000	641,930,928	1,315,958,403
XS1052681902	fixed	December 7,2018	250,000,000	320,965,464	577,737,835
XS1094859938	floating	August 6, 2015	50,000,000	64,193,093	64,193,093
XS1102016216	floating	September 15, 2015	150,000,000	192,579,278	192,579,278
XS1132083251	fixed	September 26, 2017	50,000,000	64,193,093	64,193,093
XS1148577262	fixed	December 7, 2018	75,000,000	96,289,639	96,289,639
XS1155711507	fixed	December 15, 2017	50,000,000	64,193,093	64,193,093
XS1159204640	fixed	December 15, 2017	175,000,000	224,675,825	224,675,825

SEK	5		6,530,000,000	695,198,552	803,790,056

XS0633543508	fixed	August 12, 2017	1,000,000,000	106,462,259	159,693,389
XS0683079023	floating	March 27, 2015	330,000,000	35,132,546	53,231,130
XS0743467408	floating	February 8, 2016	300,000,000	31,938,678	69,200,468
XS0782368681	fixed	June 1, 2022	1,400,000,000	149,047,163	149,047,163
XS0803736510	fixed	March 12, 2019	3,500,000,000	372,617,907	372,617,907

AUD	2		750,000,000	505,765,729	505,765,729

AU3CB0191476	fixed	March 20, 2017	500,000,000	337,177,153	337,177,153
AU3CB0197168	fixed	July 27, 2015	250,000,000	168,588,576	168,588,576

CAD	1		500,000,000	355,542,914	355,542,914

XS0915510712	floating	April 15, 2016	500,000,000	355,542,914	355,542,914

NOK	2		750,000,000	82,946,251	105,065,251

XS0644078486	fixed	July 5, 2021	500,000,000	55,297,501	77,416,501
XS0690541296	fixed	October 14, 2016	250,000,000	27,648,750	27,648,750

Sum	94		n.a.	79,165,338,618	90,856,245,722

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population is estimated to have been approximately 81.1 million at the end of 2014 compared to 80.8 million people at the beginning of 2014. This was a year-on-year population increase for the fourth year in a row. The increase was again due to Germany’s migration surplus, which more than offset the birth deficit (i.e., the negative difference between births and deaths). In 2012, approximately 16% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2014, Tables 1.1.2, 2.1.9 (https://www.destatis.de/DE/Publikationen/StatistischesJahrbuch/StatistischesJahrbuch2014.pdf?__blob=publicationFile); Statistisches Bundesamt, Germany’s population grew again in 2014, press release of January 21, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_024_12411.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2013 (1)	2012 (1)	2011 (1)	2010 (2)	2009 (2)

	(number of persons)
Total population	80,767,463	80,523,746	80,327,900	81,751,602	81,802,257

Age distribution	(percent of total population)
Under 20	18.1	18.2	18.4	18.4	18.8
20-40	24.1	23.9	23.9	24.2	24.3
40-60	30.7	31.0	31.1	31.1	31.0
60-80	21.7	21.5	21.3	21.0	20.8
80 and more	5.4	5.4	5.3	5.3	5.1

Growth rate	(percent change on the previous year)
Total population	0.3	0.2	—	-0.1	-0.2
Under 20	-0.2	-0.6	—	-1.7	-1.8
20-40	0.8	0.4	—	-0.7	-1.5
40-60	-0.5	-0.2	—	0.2	0.6
60-80	1.2	1.2	—	0.9	0.8
80 and more	0.9	1.3	—	3.0	2.9

(1)	Population based on data from the 2011 Census (preliminary results of April 10, 2014).

(2)	Population based on former censuses.

Sources: Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

With the publication of the first census results for reference date May 9, 2011 (“2011 Census”), on May 31, 2013, a new basis was provided for intercensal population updates. Compared with the number of inhabitants previously applicable on the basis of official intercensal population updates, there were approximately 1.5 million fewer inhabitants in Germany at the 2011 Census reference date than previously assumed. The population data previously provided for 2011 and 2012 were intercensal estimates based on the population census of 1987 (in western Germany) and on an extract from the Central Population Register of the former GDR of October 3, 1990 (in eastern Germany). These data have been revised, taking account of the 2011 Census results and the subsequent recalculation of population data for 2011.

Sources: Statistisches Bundesamt, State & Society, Current Population based on the 2011 Census (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/CurrentCensus.html); Statistisches Bundesamt, 2011 Census: 80.2 million inhabitants lived in Germany on 9 May 2011, press release of May 31, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_188_121.html).

Notwithstanding the small population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term.

Source: Statistisches Bundesamt, New projection of Germany’s population by 2060, press release of April 28, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_153_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 22, 2013. It is expected that the next general election will be held in September 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice - The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 18 electoral periods. The most recent general election, held in September 2013, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD), led by Chancellor Dr Angela Merkel (CDU). Dr Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013 (http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html); Shaping Germany’s Future. Coalition Agreement between CDU, CSU and SPD (https://www.cdu.de/sites/default/files/media/dokumente/koalitionsvertrag.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2013 Elections		2009 Elections		2005 Elections		2002 Elections		1998 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	41.5	311	33.8	239	35.2	226	38.5	248	35.1	245
SPD	25.7	193	23.0	146	34.2	222	38.5	251	40.9	298
Die Linke. (1)	8.6	64	11.9	76	8.7	54	4.0	2	5.1	36
Bündnis 90/Die Grünen	8.4	63	10.7	68	8.1	51	8.6	55	6.7	47
FDP	4.8	—	14.6	93	9.8	61	7.4	47	6.2	43
Others	10.9	—	6.0	—	3.9	—	3.0	—	5.9	—

Total		631		622		614		603		669

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2013, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6; The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013 (http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html).

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade, a member of the World Trade Organization (“WTO”) and a prospective founding member of the Asian Infrastructure Investment Bank. It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the European Union. Today, the Federal Republic is one of 28 member states of the EU, which apart from the Federal Republic include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (the “Member States”). According to provisional data, the aggregate population of the Member States was approximately 507 million as of January 1, 2014. The EU is still in the process of enlargement. Formal membership negotiations have been opened with Turkey, Montenegro and Serbia. The former Yugoslav Republic of Macedonia and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates. Iceland’s minister for foreign affairs announced in mid-March 2015 that Iceland will not continue accession talks and that Iceland should no longer be considered a candidate for EU accession.

Sources: Europa.eu, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); Europa.eu, 2000-2009: Further expansion (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); Europa.eu, 2010-today: A decade of opportunities and challenges, 2013 (http://europa.eu/about-eu/eu-history/2010-today/2013/index_en.htm); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); Europa.eu, Enlargement, Countries preparing to join, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); Europa.eu, Enlargement, Countries preparing to join, Serbia (http://ec.europa.eu/enlargement/countries/detailed-country-information/serbia/index_en.htm); Ministry for Foreign Affairs, Letter to the Latvian Presidency of the Council of the European Union and to the Commissioner for European Neighbourhood Policy & Enlargement Negotiation, dated March 12, 2015 (http://www.mfa.is/media/gunnar-bragi/Bref-ESB-ENS-pdf.pdf).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2015 EU budget, which was adopted by the European Parliament in December 2014, amounts to EUR 145.3 billion in commitment appropriations and EUR 141.2 billion in payment appropriations. The entire EU budget represents slightly more than 1% of the EU gross national income.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); European Commission, Banking (http://ec.europa.eu/internal_market/bank/index_en.htm); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Budget, Annual Budget, 2015 (http://ec.europa.eu/budget/annual/index_en.cfm?year=2015); European Parliament, Parliament approves EU budgets for 2014 and 2015, press release of December 17, 2014 (http://www.europarl.europa.eu/news/en/news-room/content/20141212IPR01102/html/Parliament-approves-EU-budgets-for-2014-and-2015).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia and Latvia subsequently joined the euro area. The most recent addition was Lithuania, which joined the euro area on January 1, 2015.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Lithuania joins the euro area, press release of January 1, 2015 (http://www.ecb.europa.eu/press/pr/date/2015/html/pr150101.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

In light of the challenges posed by the ongoing economic and financial crisis in certain Euro Area Member States, the Member States have taken a series of measures to strengthen economic and budgetary coordination for the EU as a whole and for the euro area in particular. The process is still ongoing. The enhanced and strengthened EU economic governance framework consists of the following main components.

Stability and Growth Pact. To ensure continuous budgetary discipline in the EMU, the Member States established the Stability and Growth Pact (the “SGP”) in 1996. The SGP was enhanced by a package of six legislative acts (commonly known as the “six-pack”), which entered into force in December 2011. Parts of the six-pack reinforce both the preventive and the corrective arm of the SGP. The preventive arm of the SGP guides Member States towards a country-specific, medium-term budgetary objective, which seeks to ensure the sustainability of public finances. To assess progress towards this objective, in addition to the structural budget balance (defined as the cyclically adjusted balance net of one-off and temporary measures), the rules provide for an “expenditure benchmark.” This expenditure benchmark places a cap on the annual growth of public expenditures according to a medium-term rate of gross domestic product (“GDP”) growth. For Member States that have not yet reached their medium-term budgetary objective, the rate of growth of expenditures should be below this reference rate in order to ensure adequate progress. Under the amended SGP, a significant deviation from the medium-term budgetary objective, or from an appropriate adjustment path towards it, can lead to a financial sanction for Euro Area Member States (an interest-bearing deposit of 0.2% of GDP). Such sanctions are proposed by the European Commission and adopted by reverse qualified majority voting in the Economic and Finance Affairs Council (the “Ecofin Council”), a mechanism which implies that a recommendation or a proposal of the European Commission is considered adopted in the Ecofin Council unless a qualified majority of Member States votes against it, thus ensuring more automatic enforcement.

The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP is a mechanism established in the EU treaties requiring Member States to keep their general government deficits equal or below 3% of GDP and general government gross debt equal or below (or on a sufficiently downward trend towards) 60% of GDP. Previously, the implementation of the EDP by EU regulations only provided for an EDP to be triggered on the basis of a deficit in excess of 3% of GDP. The six-pack gives effect to the debt criterion, so that an EDP may also be launched on the basis of a debt ratio in excess of 60% of GDP. A Member State may become subject to an EDP even if its deficit is equal or below 3% of GDP if the gap between its debt level and the 60% reference is not reduced on average by 1/20th annually. The EDP provides that the Ecofin Council decides with a qualified majority whether an excessive deficit has been incurred after taking into account all relevant factors that have been agreed upon by Member States as well as the impact of the economic cycle. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at deficit reduction and then reviews the corrective measures taken by the Member State. Under the amended SGP, financial sanctions for Euro Area Member States are imposed at an earlier stage of the EDP. A non-interest bearing deposit of 0.2% of GDP may be requested from a Euro Area Member State that is placed in an EDP on the basis of its deficit or its debt. Failure of a Euro Area Member State to comply with recommendations for corrective action will result in a fine of 0.2% of GDP. As in the preventive arm of the SGP, these new sanctions will be proposed by the European Commission and adopted by reverse qualified majority voting in the Ecofin Council. Finally, if the Euro Area Member State further fails to take effective action, the sanctions already provided for in the EU treaties can be imposed (as a rule, a fine of up to 0.5% of GDP).

In May 2013, two further regulations, known as the “two-pack”, entered into force. These regulations apply to Euro Area Member States only. The procedures are designed to complement the SGP and to further improve budgetary coordination in the euro area. The two-pack sets a common budgetary timeline and rules for Euro Area Member States. Euro Area Member States must publish their draft budgets by October 15 for the following year. The European Commission will examine and give an opinion on each draft budget, by November 30 at the latest. If the European Commission detects severe non-compliance with the SGP, it will ask the Euro Area Member State to submit a revised plan. The two-pack was designed to strengthen monitoring and surveillance for Euro Area Member States in EDP and for Euro Area Member States threatened with or experiencing serious difficulties regarding their financial stability.

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ec/032a0003.htm); Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2010:083:SOM:EN:HTML); European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, Economic Governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898);‘Two-Pack’ enters into force, completing budgetary surveillance cycle and further improving economic governance for the euro area, press release of May 27, 2013 (http://europa.eu/rapid/press-release_MEMO-13-457_en.htm).

Macroeconomic Imbalance Procedure. The economic and financial crisis in the euro area demonstrated a need for strengthened surveillance of the economic policies of the Member States beyond the fiscal field. Accordingly, in 2011, the macroeconomic imbalance procedure (“MIP”) was established as part of the six-pack legislation described above. The aim of the MIP is to identify potential risks early on, prevent the emergence of harmful imbalances and correct any existing excessive imbalances. The preventive arm of the process relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to adopt recommendations to the affected Member State at an early stage. In cases where excessive macroeconomic imbalances have already arisen, there is a corrective arm through which an excessive imbalance procedure may be initiated against a Member State by a Council decision with qualified majority. In this case, the Member State concerned will have to submit a corrective action plan which will be monitored by the European Commission on the basis of regular progress reports submitted by such Member State. In addition, a new enforcement regime has been introduced for Euro Area Member States, which, as a measure of last resort, imposes financial sanctions if the Euro Area Member State repeatedly does not comply with its obligations. The Council is to rely on reverse qualified majority voting to take the decisions leading up to sanctions. The financial sanctions may eventually result in a fine of up to 0.1% of GDP. In the most recent surveillance cycle, 16 Member States including Germany were subject to an in-depth review in the context of the MIP and found to be experiencing macroeconomic imbalances of various natures and magnitudes. See “The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Economic and Financial Affairs, Economic Governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898); European Commission, European Semester 2015: country-specific updates, fact sheet of February 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-4511_en.htm).

Treaty on Stability, Coordination and Governance in the EMU. In March 2012, the Heads of State or Government of all Member States, with the exception of the United Kingdom and the Czech Republic, signed the Treaty on Stability, Coordination and Governance in the EMU. On January 1, 2013, this treaty was ratified by twelve Euro Area Member States and entered into force. Its provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The core set of rules aims at further strengthening fiscal discipline within the euro area and is also known as the “fiscal compact.” The Treaty on Stability, Coordination and Governance in the EMU is not EU law but an entirely new intergovernmental agreement. Therefore, the fiscal compact does not replace the SGP, but is applicable in parallel to the SGP. The fiscal compact requires contracting parties to ensure convergence towards the country-specific medium-term budgetary objectives, as defined in the SGP, with an upper limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this rule, an automatic correction mechanism will be triggered, with escape clauses for exceptional circumstances. These budget rules were required to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest. If a contracting party does not comply with this obligation, the matter is to be brought before the EU Court of Justice. The court’s judgment would be binding, and, in the case of non-compliance with the judgment, could be followed up with a penalty of up to 0.1% of GDP, payable to the European Stability Mechanism (“ESM”) in the case of Euro Area Member States. A full assessment of the transposition of the fiscal compact into national law is scheduled to be concluded by mid-2015. Moreover, the contracting parties agreed that from March 1, 2013, financial assistance will only be granted under the ESM if the relevant Member State has ratified the Treaty on Stability, Coordination and Governance in the EMU and transposed the provisions relating to the balanced budget rule into national law within the time frame set in the fiscal compact. For more information, see “—Response to the European Sovereign Debt Crisis—Treaty on the European Stability Mechanism.” Finally, the fiscal compact includes a commitment by Euro Area Member States to adopt the European Commission’s recommendations in the framework of an EDP unless opposed by a qualified majority. In fact, this commitment extends the use of reverse qualified majority voting to all stages of an EDP, even if this is not provided for in EU treaties and regulations.

Sources: Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); European Council, Fiscal compact enters into force; press release of December 21, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134543.pdf); Eurogroup, Eurogroup Statement on the Draft Budgetary Plans 2015, press release of December 8, 2014 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/146100.pdf).

Response to the European Sovereign Debt Crisis

Temporary Financial Backstop Mechanism. In May 2010, the Council and the Member States decided to set up a temporary stability mechanism to preserve the stability of the euro area by providing temporary financial assistance to Euro Area Member States if needed. One part of the mechanism consisted of a new community instrument (the European Financial Stabilisation Mechanism, or “EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States established the European Financial Stability Facility (“EFSF”) as a société anonyme under Luxembourg law on June 7, 2010. The EFSF has provided financial assistance to Euro Area Member States in financial difficulties subject to conditions which were to be negotiated with the European Commission together with the ECB and the IMF and to be approved by the euro area finance ministers. The EFSF has a lending capacity of EUR 440 billion backed by guarantees extended by the Euro Area Member States. These guarantees total EUR 780 billion, but Euro Area Member States receiving or having received financial support may opt out of the guarantee structure, which applies to Ireland, Portugal, Greece and Cyprus. As a result, the EFSF has effective guarantees totaling EUR 724.5 billion. The EFSF was created as a temporary institution and therefore since July 1, 2013 may no longer engage in new financing programs, although the EFSF will continue to service existing commitments. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB. Accordingly, the Federal Republic contributes approximately 29% of the total effective guarantees. As of the end of March 2015, the EFSF had outstanding bonds and bills of approximately EUR 196 billion.

Sources: EFSF FAQ Update as of January 16, 2015 (http://www.efsf.europa.eu/attachments/EFSF%20FAQ%202015-01-16.pdf); European Commission, Economic and Financial Affairs, Intergovernmental support mechanisms, European Financial Stability Support (EFSF) (http://ec.europa.eu/economy_finance/european_stabilisation_actions/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stabilisation Mechanism (EFSM) (http://ec.europa.eu/economy_finance/eu_borrower/efsm/index_en.htm); EFSF, Investor Relations, Transactions (http://www.efsf.europa.eu/investor_relations/issues/index.htm).

Treaty on the European Stability Mechanism. In February 2012, the Euro Area Member States signed the revised treaty on the European Stability Mechanism (“ESM”). The ESM treaty entered into force on September 27, 2012, and the ESM was inaugurated on October 8, 2012 following ratification by all then 17 Euro Area Member States.

The ESM has been designed as a permanent stability mechanism that assumes the tasks fulfilled by the EFSF and the EFSM and is established as an intergovernmental organization under public international law. Following the accession of Latvia in 2014 and Lithuania in 2015, the ESM has an effective lending capacity of EUR 500 billion backed by total subscribed capital of approximately EUR 704.8 billion. Of this amount, approximately EUR 80.5 billion is in the form of paid-in capital provided by the Euro Area Member States and approximately EUR 624.3 billion in the form of callable capital committed by Euro Area Member States. The 17 founding members of the ESM completed their payment of paid-in capital on April 30, 2014. Latvia and Lithuania are in the process of providing their shares of paid-in capital in five annual installments. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes approximately EUR 22 billion of paid-in capital to the ESM.

The ESM’s purpose is to provide financial assistance to Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The range of instruments available to ESM includes loans to Euro Area Member States in financial difficulties, interventions in the primary and secondary debt markets, credit lines to non-program countries within the framework of a precautionary program and the recapitalization of financial institutions through loans to governments. In addition, the ESM may recapitalize financial institutions directly since December 2014. The so-called “direct recapitalization instrument” is one element of Europe’s banking union. For more information on the European banking union, see “Monetary and Financial System — The European Financial System — European System of Financial Supervision and European Banking Union.” Financial support is subject to strict economic policy conditionality appropriate to the instrument chosen.

Furthermore, parallel to the Treaty on Stability, Coordination and Governance in the EMU, the contracting parties stated in the ESM treaty that as of March 1, 2013, only Euro Area Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed timeline (one year after entry into force) are eligible for financial support from the ESM. Financial assistance from the ESM is activated upon a Euro Area Member State’s request. Once such a request is made, active participation of the IMF will be sought. The ESM’s rules provide for case-by-case participation of private sector creditors, consistent with IMF policies. In order to facilitate this process, the inclusion of standardized and identical collective action clauses in the terms and conditions of all new euro area government bonds with a maturity of more than one year, has been mandatory since January 1, 2013. ESM loans enjoy preferred creditor status in a similar fashion to those extended by the IMF, while accepting preferred creditor status of the IMF over the ESM. In the event of ESM financial assistance in the form of ESM loans following a European financial assistance program existing at the time of the signature of this Treaty, the ESM will enjoy the same seniority as all other loans and obligations of the beneficiary ESM Member, with the exception of the IMF loans.

In principle, decisions under the ESM are taken by mutual agreement. However, the ESM treaty also provides for an emergency voting rule. In the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule.

As of July 1, 2013, the ESM became the sole and permanent mechanism for responding to new requests for financial assistance by Euro Area Member States. As mentioned above, the EFSF is envisaged to remain active only in the financing programs that started before the ESM Treaty was signed (Greece; the programs for Portugal and Ireland already ended).

As of the end of March 2015, the ESM had loans outstanding to Spain and Cyprus of approximately EUR 44 billion.

On March 18, 2014, the German Federal Constitutional Court (Bundesverfassungsgericht) handed down its decision in the main proceedings challenging the ESM treaty and the fiscal compact. The decision affirmed the preliminary ruling the court had handed down in September 2012, which had approved the ratification by the Federal Republic of the ESM treaty and the fiscal compact.

Sources: European Commission, Economic and Financial Affairs, Intergovernmental support mechanisms, European Stability Mechanism (ESM) (http://ec.europa.eu/economy_finance/assistance_eu_ms/intergovernmental_support/index_en.htm); ESM FAQ as of February 3, 2015 (http://www.esm.europa.eu/pdf/2015-02-03%20FAQ%20ESM.pdf); Frequently Asked Questions on ESM paid-in capital, as of May 1, 2014 (http://www.esm.europa.eu/pdf/FAQ%20on%20paid-in%20capital.pdf); Frequently Asked Questions on the ESM direct recapitalisation instrument as of December 8, 2014 (http://www.esm.europa.eu/pdf/2014-12-08%20FAQ%20DRI.pdf); ESM, ESM Treaty signed 02/02/2012 - Consolidated version following Lithuania’s accession to the ESM (http://www.esm.europa.eu/pdf/ESM%20Treaty%20consolidated%2003-02-2015.pdf); European Financial Stability Facility, ESM becomes sole mechanism for new financial assistance programmes to euro area Member States, July 1, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/esm-becomes-sole-mechanism-for-new-financial-assistance-programmes-to-euro-area-member-states.htm); ESM, ESM approves a second voluntary early repayment by Spain, press release of March 10, 2015 (http://www.esm.europa.eu/press/releases/esm-approves-a-second-voluntary-early-repayment-by-spain.htm); Bundesregierung, European Stability Mechanism, press release of March 18, 2014 (http://www.bundesregierung.de/Content/EN/Artikel/2014/03/2014-03-18-bverfg-esm.html).

European Fund for Strategic Investments. On January 13, 2015, the European Commission adopted a legislative proposal establishing the European Fund for Strategic Investments (“EFSI”) with an initial contribution on the EU level of EUR 21 billion. The EFSI is set up as a dedicated trust-fund within the European Investment Bank with a view to presenting a different risk profile, providing additional sources of financing and targeting projects delivering greater societal and economic value beyond the projects currently financed through the European Investment Bank or existing EU programs. The EFSI is part of the European Commission’s investment plan for Europe, a proposed package of measures seeking to mobilize EUR 315 billion in public and private investments over the next three years (2015–2017). The EFSI is open to contributions from national promotional banks, regional authorities and private investors, including entities outside the EU. The Federal Republic has announced its intention to contribute approximately EUR 8 billion to the mobilization of the investment plan through KfW.

Sources: European Commission, Delivery of € 315 billion Investment Plan on track: Commission presents law for the European Fund for Strategic Investments, press release of January 13, 2015 (http://europa.eu/rapid/press-release_IP-15-3222_en.htm); European Commission, Factsheet 2: Where Does the Money Come From? (http://ec.europa.eu/priorities/jobs-growth-investment/plan/docs/factsheet2-where-from_en.pdf).

Financial Assistance to Euro Area Member States

Greece. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the Euro Area Member States agreed to provide Greece with stability support (the “Greek Loan Facility”) in the form of pooled bilateral loans of up to EUR 80 billion, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The amounts under the Greek Loan Facility were planned to be disbursed over the period May 2010 through June 2013. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

In July 2011, the Heads of State or Government of the euro area and EU institutions agreed to support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, fully cover the financing gap. A sufficient majority of private sector creditors accepted the voluntary exchange of Greek debt in early March 2012. Of a total of EUR 205.6 billion in bonds eligible for the exchange offer, approximately 96% were exchanged. Accordingly, in mid-March 2012, the Euro Area Member States formally approved a second adjustment program for Greece. Under the second program, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF committed an overall amount of EUR 144.5 billion (including the amounts already committed or disbursed for the involvement of private sector creditors and bank recapitalization) for the years 2012 to 2014, while the IMF has committed to contribute EUR 28 billion (SDR 23.8 billion) over the course of a four-year period.

In fall 2012, the outlook for the sustainability of Greek government debt had worsened compared to March 2012 when the second program was concluded, mainly on account of a deteriorated macro-economic situation and delays in program implementation caused by two election rounds. Against this background, in November 2012, the euro area finance ministers and the IMF agreed to extend the fiscal adjustment path by two years and on a package of measures aimed at reducing Greece’s debt to 124% of GDP by 2020. In parallel, Greece carried out a successful public debt buy-back tender process, which is expected to reduce debt by 9 1/2% of GDP by 2020.

After the election of a new Greek president failed in December 2014, snap parliamentary elections were called for in January 2015. This raised significant political uncertainty, also in view of the scheduled expiry of the second program at the end of February 2015. After intense negotiations between the newly-elected SYRIZA government and Euro Area Member States, the Greek government requested an extension of the program on February 18, 2015. The Eurogroup, an informal body, where ministers of the Euro Area Member States discuss matters relating to their shared responsibilities with respect to the euro, agreed to extend the program by four months until the end of June 2015. The extension is supposed to permit Greek authorities to achieve a successful conclusion of the review under the second program and the design of possible follow-on arrangements. Following this decision, EUR 1.8 billion are still available for disbursement to Greece under the second program. In addition, the transfer of EUR 1.9 billion of the 2014 profits from the ECB’s Securities Markets Programme remains available for Greece. Any disbursement is conditional upon the successful conclusion of the final review under the second program and the approval of the Eurogroup.

As of the end of March 2015, total EFSF funding to Greece within the framework of the second program amounted to approximately EUR 130.9 billion.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Greece (http://ec.europa.eu/economy_finance/assistance_eu_ms/greek_loan_facility/index_en.htm); Council of the European Union, Statement by the heads of state or government of the euro area and EU institutions, dated July 21, 2011 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); EFSF, Lending Operations as of February 27, 2015 (http://www.efsf.europa.eu/about/operations/index.htm); EFSF FAQ Update as of December 9, 2013 (http://www.efsf.europa.eu/attachments/EFSF%20FAQ%202013-12-09.pdf); EFSF, EFSF Board of Directors extends MFFA for Greece until 30 June 2015, press release of February 27, 2015 (http://www.efsf.europa.eu/mediacentre/news/2015/efsf-board-of-directors-extends-mffa-for-greece-until-30-june-2015.htm); Council of the EU, Eurogroup (http://www.consilium.europa.eu/en/council-eu/eurogroup/).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and was provided subject to compliance with the economic adjustment program, consisted of financial support of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion was financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund. In November 2013, the Irish government announced its decision not to request successor financial assistance, and the financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2031. As of the end of March 2015, Ireland had already repaid SDR 15.7 billion (approximately EUR 19.2 billion) of loans to IMF.

Sources: Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010 (http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/economy_finance/assistance_eu_ms/ireland/index_en.htm); European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/efsf-financial-assistance-for-ireland-ends-with-successful-irish-exit.htm); Eurogroup, Statement by the Eurogroup on Ireland, press release of November 14, 2013 (http://www.consilium.europa.eu/en/press/press-releases/?stDt=20131114).

Portugal. In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. Euro area, EU and IMF financial support was being provided for the 2011 to mid-2014 period on the basis of an agreement on an economic adjustment program which was negotiated between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. After the conclusion of the twelfth and final review mission in May 2014, the Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2026. As of the end of March 2015, Portugal had already repaid SDR 5.1 billion (approximately EUR 6.6 billion) of loans to IMF.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Portugal (http://ec.europa.eu/economy_finance/assistance_eu_ms/portugal/index_en.htm); Eurogroup, Eurogroup Statement on Portugal, press release of May 5, 2014 (http://www.consilium.europa.eu/en/press/press-releases/?stDt=20140505).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The finance ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring, acting as agent of the Spanish government, would receive the funds and direct them to the financial institutions concerned. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM has disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. The ESM announced that Spain will not request any follow-up assistance from the ESM. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2015, Spain had already repaid EUR 3.1 billion, in part voluntarily. Barring further early repayments, Spain is expected to be able to exit post-program surveillance in 2023.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Spain (http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm); ESM, Financial Assistance, Spain (http://www.esm.europa.eu/assistance/spain/); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (http://www.esm.europa.eu/press/releases/spain-successfully-exits-esm-financial-assistance-programme.htm).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package will cover up to EUR 10 billion: the ESM will provide up to EUR 9 billion, and the IMF is expected to contribute around EUR 1 billion. The program addresses Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. Prior to the program, the Cypriot authorities agreed to split the Cyprus Popular Bank (also known as “Laiki”) into a good bank and a bad bank and to merge the good bank with the Bank of Cyprus. Laiki’s equity shareholders, bond holders and depositors with deposits of more than EUR 100,000 were required to make a contribution in this process. In addition, deposits with the Bank of Cyprus that exceed EUR 100,000 participated in the capitalization of the bank through the conversion of 47.5% of uninsured deposits (over EUR 100,000) into equity. As of March 2015, ESM and IMF have disbursed a total of EUR 6.1 billion under the program. The fifth review mission by the European Commission, ECB and IMF in July 2014 still remains to be completed after Cyprus suspended the effective application of the new foreclosure framework required under the program in December 2014. Shortly before, the ESM had approved the disbursement of EUR 350 million to Cyprus assuming that the new foreclosure framework would be applied. The IMF however has postponed the disbursement of the next tranche of EUR 86 million.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Cyprus (http://ec.europa.eu/economy_finance/assistance_eu_ms/cyprus/index_en.htm); ESM, Financial Assistance, Cyprus (http://www.esm.europa.eu/assistance/cyprus/index.htm); ESM, FAQ- Financial Assistance for Cyprus, dated September 18, 2013 (http://www.esm.europa.eu/pdf/FAQ%20Cyprus%2018092013.pdf); European Commission, Statement by the European Commission, ECB and IMF on Cyprus, press release of February 6, 2015 (https://www.imf.org/external/np/sec/pr/2015/pr1537.htm); ESM, ESM Board of Directors approves €350 million disbursement to Cyprus, press release dated December 8, 2014 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-350-million-disbursement-to-cyprus.htm); European Commission, Statement by the European Commission, ECB and IMF on the Third Review Mission to Cyprus, press release of February 11, 2014 (http://europa.eu/rapid/press-release_MEMO-14-104_en.htm).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of the EU. The European constitution was signed by the Heads of State or Government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the Heads of State or Government and the foreign ministers in Lisbon in December 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine, How does the EU work? (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); Europa.eu, Summaries of legislation, a constitution for Europe (http://europa.eu/scadplus/constitution/introduction_en.htm); European Council, Declaration by the Heads of State or Government of the Member States of the European Union, June 18, 2005 (http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en); European Council, The Brussels European Council—June 21 and 22, 2007 (http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the new European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series from 1991 and have led to an increase in the gross domestic product at current prices by an average of roughly 3%. The conceptual change causing the largest increase in the level of the gross domestic product is the capitalization of research and development expenditure, accounting for roughly 70% of the overall effect.

Source: Federal Statistical Office, Major revision of national accounts 2014: results and background (https://www.destatis.de/EN/Methods/NationalAccountRevision/Revision2014_BackgroundPaper.pdf?__blob=publicationFile).

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6. BPM6 tends to reduce the current account surplus, as some items that were previously counted towards the surplus are now booked in the capital account or the financial account. On average, however, the effect is comparatively low. Furthermore, the level of cross-border movements of goods is distinctly lower under BPM6. One important cause is the different treatment of exports and imports of goods related to manufacturing services where the goods remain the property of the contracting party. These are no longer recorded gross as imports and exports in the goods account. Instead, only the processing fee an enterprise receives for processing the goods is recorded net as a service. The same principle applies to cross-border repairs of goods.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014 (http://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report_Articles/2014/2014_06_methodology_balance_of_payments.pdf?__blob=publicationFile).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contribute to identify risks at an early stage. Although adherence by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesministerium der Finanzen, Deutschland stellt ab heute Indikatoren nach dem „speziellen Datenverbreitungsstandard Plus“ (SDDS Plus) des IWF bereit, press release of February 18, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/02/2015-02-18-PM07.html?source=stdNewsletter).

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2014, the GDP of Germany expressed at current prices was EUR 2,903.8 billion, compared to EUR 2,809.5 billion in 2013, which represents an increase of 3.4%. GDP adjusted for price effects rose by 1.6% compared to 2013, and exceeded the 1991 level by 33.7%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 21.6% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2014, GDP per capita at current prices was EUR 35,237, while GDP per employee at current prices was EUR 68,081.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2014, services accounted for 68.5% of gross value added, measured at current prices, compared to 62.1% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.5% in 2014, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.2% of gross value added in 2014, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.9% of gross value added compared to 30.8% in 1991. Construction contributed 4.8% to gross value added in 2014, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.8% of gross value added in 2014, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.2.1.

In 2014, private final consumption expenditure totaled 55.3% of GDP in current prices, gross capital formation amounted to 18.9% and government final consumption expenditure equaled 19.3%, almost unchanged from 2013. Exports and imports of goods and services accounted for 45.7% and 39.1% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 6.5% of GDP in 2014, compared to 5.8% of GDP in 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.3.1.

In 2014, price-adjusted GDP rose by 1.6% compared to 2013. The GDP adjusted for both price and calendar effects, increased by 1.6% compared to 2013. Net exports had a slightly positive effect on economic growth in 2014 (growth contribution: 0.4 percentage points). This was due to the increase in exports of 3.9% (2013: 1.6%) that outpaced the rise in imports of 3.4% (2013: 3.1%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2014 by 4.3%, compared to a 2.4% decline in 2013, in price-adjusted terms, while gross fixed capital formation in construction increased by 3.6%. Final consumption expenditure of general government rose by 1.1% in 2014 on a price-adjusted basis, and final consumption expenditure of households rose by 1.2% on a price-adjusted basis compared to 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 6.9% in 2013 to 6.7% in 2014. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 4.9% in 2013 to 4.7% in 2014. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased to 0.9% in 2014, compared to 1.5% in 2013. Excluding energy prices, the index rose by 1.3%. General government gross debt stood at EUR 2,170.0 billion at year-end 2014, compared to EUR 2,166.0 billion at year-end 2013.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2015, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2015), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall

(http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2014	2013	2012	2011	2010
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	2,903.8	2,809.5	2,749.9	2,699.1	2,576.2
(change from previous year in %)	3.4	2.2	1.9	4.8	4.9
GDP - price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	105.8	104.1	104.0	103.6	100.0
(change from previous year in %)	1.6	0.1	0.4	3.6	4.1
GDP - price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	105.9	104.3	104.0	103.4	99.8
(change from previous year in %)	1.6	0.2	0.6	3.7	3.9
Unemployment rate (ILO definition) (in %) (1)	4.7	4.9	5.0	5.5	6.4
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	0.9	1.5	2.0	2.1	1.1
Balance of payments - current account	219.7	182.0	187.3	164.6	145.1
General government gross debt (2)	2,170.0	2,166.0	2,179.8	2,101.8	2,073.7

(1)	Unemployed persons, available and seeking work.

(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2014 (February 2015), Tables 1.1 and 1.11; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2015, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published in April 2015, the Federal Government projected that GDP in Germany will grow by 1.8% in 2015, with private consumption growing by 2.0% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 4.7% and 5.7%, respectively, compared to 2014. Investment in machinery and equipment is projected to increase by 2.8% and construction is forecast to increase by 2.1%. Growth is expected to be driven almost exclusively by domestic demand. The Federal Government expects that domestic employment will increase by approximately 300,000 persons, or 0.7%, in 2015 compared to 2014, reaching a record level of 43.0 million persons in 2015. Registered unemployment (Arbeitslose) is expected to decline by 110,000 persons compared to 2014 to approximately 2.79 million persons in 2015 on average.

Source: Bundesministerium für Wirtschaft und Energie, Minister Gabriel: German economy picking up speed, press release of April 22, 2015 (http://www.bmwi.de/EN/Press/press-releases,did=703122.html).

Economic Policy

General

The Federal Government aims to safeguard and build on the foundations for prosperity, social cohesion and a high quality of life in Germany. It is counting on forward-looking investment, on innovation and research, on efficient infrastructure, on the integration of labor and on the continuing internationalization of the German economy. It aims to implement a modern and practical economic policy in order to overcome impediments to productivity.

The German economy remains competitive, and, despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2014. In 2014, a record level of domestic employment was reached, with 42.7 million persons employed. For more information on recent economic developments, see “—Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (Summary in English: https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text:

http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.1.14.

Current Policy Initiatives

Following the formation of a new Federal Government at the end of 2013, the objectives of economic policy have shifted somewhat. The Federal Government will continue the strategy of sound fiscal and budgetary as well as growth enhancing policies. At the same time it will seek to maintain competitiveness and strengthen the growth potential with public investment to be stepped up and conditions for private investment improved, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General—The European Union and European Integration—EU Economic Governance.” The 2015 federal budget will not require any net new borrowing. A nominal balanced budget without net new borrowing was achieved in 2014—a year ahead of schedule. The Federal Government continues budget planning for all years of the forecast horizon without any new borrowing. This represents a major contribution by the Federal Government towards the planned reduction of the overall national debt rate to below 70% of GDP by the end of 2017 and to below 60% of GDP within ten years of when the current Federal Government took office in 2013. For further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.”

The Federal Government is committed to further enhance public sector investment in the next few years. From 2014–2017, it will provide an additional EUR 5 billion for the maintenance and expansion of federal transport infrastructure. From 2016–2018, it plans to provide an additional amount totaling EUR 10 billion for public-sector investment, particularly in infrastructure and energy efficiency. The Federal Government is also assisting the Länder and the municipalities by providing a total of approximately EUR 10 billion, e.g., for childcare, schools and higher education, immigration and urban development, over the current legislative term, thus boosting the scope for municipalities and Länder to invest. Furthermore, municipalities are to benefit from an additional EUR 5 billion provided by the Federal Government from 2015 to 2018 and an annual relief of EUR 5 billion, beginning in 2015. These measures aim at improving the municipalities’ investment capacities. The Federation and the Länder have expanded the scope for cooperation permitted to them by the Grundgesetz in the field of education and science. The Federal Government is providing an additional EUR 3 billion for research.

The Federal Government has taken measures to increase the revenues generated by road users. The heavy goods vehicle (“HGV”) tolls already in place will be extended to a further approximately 1,100 km of four-lane federal roads as of July 1, 2015, and, as of October 1, 2015, will also apply to HGVs with a maximum permissible gross all-in weight of 7.5 tons. In addition, there are plans to introduce an infrastructure levy in the form of a time-based electronic “vignette” for passenger cars. The introduction of this levy aims not to impose a greater financial burden on cars registered in Germany than already exists.

As of December 31, 2019, the rules on fiscal equalization in Germany will cease to apply. Besides the reform of the fiscal equalization system, current negotiations between the Federal Government and the Länder aim at a more general restructuring of their fiscal relations. The Federal Government aims to achieve a result during the current legislative term. The regional disparities in the economic structure, the labor market situation and demographic development in Germany make it necessary to continue to provide support to structurally weaker regions after 2019. As a consequence, the Federal Government plans to develop a nationwide support system for the period after 2020 which embraces the structurally weaker regions in Germany and brings various funding elements together into a coherent system. Consideration will also be given to whether and how the funding programs which so far have been focused on eastern Germany can be built into the new system.

The Federal Government also aims to continue developing and adapting tax legislation in order to bring it in line with the needs of a modern society in a globalized world. In the face of technical, economic and demographic changes, the Federal Government intends to modernize the taxation procedure step by step in cooperation with the Länder. Furthermore, the goal is to arrive at inheritance and gift taxes which meet constitutional requirements as well as the needs of small and medium-sized businesses and to modernize the real property tax. With targeted tax relief the Federal Government seeks to contribute to the reduction of fiscal drag. Furthermore, measures to combat the shifting of profits across borders by companies which operate internationally are of great significance; the Federal Government is cooperating with its G20 partners in this regard.

In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. With effect from January 1, 2015, a general statutory gross minimum wage of EUR 8.50 per hour worked has been in place. The minimum wage will be adjusted every two years—the first time will be in June 2016 with effect from January 1, 2017—as proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares. The Federal Government has presented a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. Legislation is to be introduced that resolves conflicts between trade unions in collective bargaining. While recognizing that the use of temporary workers and contracts for work and services enable many people to participate in working life and permit companies to respond flexibly, the Federal Government has announced that it will take targeted action against illegal contract clauses and aims to restrict the use of temporary workers to times of extraordinary capacity needs.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector and to maintain the performance of the German economy. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. By reforming the Federal Training Assistance Act (Bundesausbildungsförderungsgesetz), which provides the regulatory framework for student loans, the Federal Government is making an important contribution towards improving the situation of students at school and in higher education. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Accordingly, the Federal Government has introduced “parental allowance plus” to assist young parents in working part-time and to re-enter working life more quickly. The pension system is to make it more attractive for employees in good health to remain in work for as long as possible. In order to provide greater support to working patterns that fit in with other aspects of life, the statutory framework for a more flexible transition from working life to retirement is to be improved. In addition, a working group is looking both into continuing flexible work up to the statutory effective pension age, and into the possibilities of attractive continuing work after that age.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, energy efficiency, renewable energy) within a single strategy. It sets a long-term target of achieving an 80% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The Federal Government’s reform of the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz) has placed the future expansion of renewable energy sources on a viable basis. The other key projects for the current legislative term have been consolidated in a 10-point Energy Agenda, and coordinated in terms of timing and substance so that the energy transition can be rolled out in a methodical and efficient manner. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy for this legislative term. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place for full use to be made of the potential for efficiency improvements. The energy efficiency strategy for buildings, which the Federal Government is drafting this year, is intended to make a major contribution towards the achievement of a virtually climate-neutral building stock in Germany by 2050. In the 2020 Climate Action Plan, the Federal Government has adopted further measures to reduce greenhouse-gas emissions by at least 40% between 1990 and 2020 in Germany. The Grid Expansion Acceleration Act (Netzausbaubeschleunigungsgesetz) and the Federal Requirements Plan Act (Bundesbedarfsplangesetz) provide the framework for a methodical and accelerated expansion of the transmission grids. The first formal procedures for federal planning of the expansion of the transmission grids have been set in motion. The distribution grids are also to be made fit for the energy transition, and the rules are to be made more investment-friendly. A package of ordinances is under preparation for the use of smart metering systems and meters.

For information on recent government measures to stabilize Germany’s financial system, see “Monetary and Financial System—The German Financial System.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis, see “General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, 2015 Annual Economic Report (Summary in English: http://www.bmwi.de/English/Redaktion/Pdf/jahreswirtschaftsbericht-2015-englische-zusammenfassung,property=pdf,bereich=bmwi2012,sprache=en,rwb=true.pdf, German text: http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2015,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (Summary in English: https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text:

http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Energie, 2013 Annual Economic Report (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report

(http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP—USE

	2014	2013	2012	2011	2010	2014	2013	2012	2011
	(EUR in billions)					(change in %)
Domestic uses	2,714.4	2,646.2	2,588.2	2,568.7	2,442.7	2.6	2.2	0.8	5.2
Final private consumption	1,604.7	1,571.5	1,539.5	1,506.8	1,445.7	2.1	2.1	2.2	4.2
Final government consumption	561.5	541.2	521.3	505.7	493.9	3.7	3.8	3.1	2.4
Gross fixed capital formation	581.0	555.8	551.2	544.3	498.0	4.5	0.8	1.3	9.3
Machinery and equipment	185.6	177.9	181.7	185.9	174.5	4.3	-2.1	-2.2	6.6
Construction	293.4	279.2	273.9	264.7	237.1	5.1	1.9	3.4	11.6
Other products	102.1	98.8	95.6	93.6	86.5	3.3	3.3	2.1	8.3
Changes in inventories (1)	-32.8	-22.3	-23.9	11.9	5.0	—	—	—	—
Net exports (1)	189.4	163.3	161.7	130.4	133.6	—	—	—	—
Exports	1,326.2	1,280.1	1,262.9	1,209.4	1,089.6	3.6	1.4	4.4	11.0
Imports	1,136.7	1,116.9	1,101.1	1,078.9	956.1	1.8	1.4	2.1	12.8

Gross domestic product	2,903.8	2,809.5	2,749.9	2,699.1	2,576.2	3.4	2.2	1.9	4.8

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 3.1 and 3.9.

STRUCTURE OF GDP—ORIGIN

	2014	2013	2012	2011	2010	2014	2013	2012	2011
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,611.8	2,525.6	2,470.2	2,424.1	2,317.3	3.4	2.2	1.9	4.6
Agriculture, forestry and fishing	20.1	21.7	21.6	19.5	17.2	-7.2	0.4	10.5	13.7
Production sector (excluding construction)	676.7	659.2	645.9	630.8	594.5	2.7	2.0	2.4	6.1
Construction	125.5	116.5	112.0	107.4	100.6	7.7	4.0	4.2	6.8
Trade, transport, accommodation and food services	404.3	393.4	390.0	390.4	370.9	2.8	0.9	-0.1	5.3
Information and communication	122.3	118.0	117.2	111.9	102.8	3.7	0.6	4.7	8.9
Financial and insurance services	104.3	103.2	102.4	100.5	105.6	1.1	0.7	1.9	-4.8
Real estate activities	289.9	281.3	277.5	281.7	269.0	3.0	1.4	-1.5	4.7
Business services	284.2	270.3	260.5	254.4	245.2	5.2	3.8	2.4	3.7
Public services, education, health	476.6	458.4	441.8	427.9	414.7	4.0	3.8	3.2	3.2
Other services	108.0	103.8	101.4	99.4	96.8	4.0	2.4	2.0	2.7
Taxes on products offset against subsidies on products	292.0	283.9	279.7	275.0	258.9	2.9	1.5	1.7	6.2

Gross domestic product	2,903.8	2,809.5	2,749.9	2,699.1	2,576.2	3.4	2.2	1.9	4.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. Measured by its share in value added, approximately 60% of the production sector is geographically concentrated in the western Länder of Bavaria, North Rhine-Westphalia and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2014, the production sector’s aggregate contribution to gross value added at current prices was 25.9% (excluding construction) and 30.7% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 1.4% year-on-year in 2014, after increasing only slightly by 0.2% in 2013.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (April 2015), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 2.2.1 and 2.2.2.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2010 = 100)

	2014	2013	2012	2011
Production sector, total	108.0	106.4	106.2	106.7
Industry (2)	109.9	107.8	107.4	108.1
of which:
Intermediate goods (3)	106.1	104.4	104.6	107.0
Capital goods (4)	116.7	114.0	113.3	111.9
Durable goods (5)	100.5	100.1	100.5	104.2
Nondurable goods (6)	102.6	100.7	99.8	101.3
Energy (7)	92.4	96.4	97.3	95.6
Construction (8)	108.4	105.6	105.9	107.0

(1)	Adjusted for working-day variations.

(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.

(3)	Including mining and quarrying except energy-producing goods.

(4)	Including manufacture of motor vehicles and components.

(5)	Consumption goods that have a long-term use, such as furniture.

(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.

(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.

(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2014, the services sector’s aggregate contribution to gross value added at current prices increased slightly to 68.5% (after 68.4% in 2013 and only 62.1% in 1991). Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.2% in 2014 and 18.1 % in 2013, compared to 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.2.1.

Employment and Labor

As economic growth gained momentum in 2014, labor market conditions improved further. In 2014, the average unemployment rate according to the national definition was 6.7%, compared to 6.9% in 2013. Under the ILO definition, the average unemployment rate was 4.7% in 2014 compared to 4.9% in 2013, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2014 was 42.7 million, an increase of 0.9% compared to 2013.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Februar 2015, Table 5.1 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201502.pdf); Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 2.1.13 and 2.1.14 (https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVorlaeufigPDF_2180140.pdf?__blob=publicationFile).

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2014	2013	2012	2011	2010
Employed (in thousands)–ILO definition	42,598	42,226	41,979	41,522	40,983
Unemployed (in thousands)–ILO definition (1)	2,088	2,182	2,224	2,399	2,821
Unemployment rate (in %)–ILO definition	4.7	4.9	5.0	5.5	6.4
Unemployed (in thousands)–national definition (2)	2,898	2,950	2,897	2,976	3,239
Unemployment rate (in %)–national definition (3)	6.7	6.9	6.8	7.1	7.7

(1)	Unemployed persons, available and seeking work.

(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).

(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2014, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Table 1.11.

In 2014, gross wages and salaries per employee in Germany increased by 2.7%. Unit labor costs per hour worked rose by 1.6% in 2014 after an increase of 2.2% in 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2. - 4. Vierteljahr 2014 (February 2015), Tables 2.17 and 2.20. (https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVjPDF_2180120.pdf?__blob=publicationFile).

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2014	2013	2012	2011	2010
Gross wages and salaries per employee in EUR	31,578	30,755	30,128	29,320	28,388
Change from previous year in %	2.7	2.1	2.8	3.3	2.5
Unit labor costs per hour worked
Index (2010=100)	107.5	105.8	103.5	100.5	100.0
Change from previous year in %	1.6	2.2	3.1	0.4	-1.5

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 2.17 and 2.20.

More than one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2014, approximately 6.1 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: OECD.Stat, Dataset Trade Union Density (http://stats.oecd.org/Index.aspx?QueryId=20167); Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/Nationale-Arbeitsbeziehungen/Laender/Deutschland/Gewerkschaften); Bundeszentrale für politische Bildung, Tarifautonomie, (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/40387/tarifautonomie?buchstabe=J).

Social Security, Social Protection and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some free-lance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Further, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insureds to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insureds may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured’s income situation and are independent of the insured’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage. Until December 2012, reference was also made to the insured’s gender. Following a ruling of the European Court of Justice, the principle of equal treatment of men and women in private health insurance applies to new contracts from December 2012 onwards.

In 2014, social security revenue, as shown in the national accounts, amounted to EUR 557.3 billion, and expenditure was EUR 553.9 billion. The social security budget thus incurred a surplus of EUR 3.4 billion in 2014, after a surplus of EUR 6.1 billion in 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. To increase the sustainability of the health care system, Germany has implemented several structural reform measures in recent years to strengthen competition among payers and providers in order to improve the efficiency and quality of health care services. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029. Since 2012, people with an insurance record with at least 45 years of mandatory contributions from employment or care or child-raising periods up to the child’s tenth year can claim a pension from age 65 without reductions. In July 2014, the Federal Government temporarily reduced the retirement age to the age of 63 for this exemption from the age limit increase; the age of 63 will be gradually raised back to 65 years from 2016 to 2029.

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report

(http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/Leistungen/Altersrenten/altersrenten.html); Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html); Bundesministerium für Arbeit und Soziales, press release of January 29, 2014 (http://www.bmas.de/DE/Service/Presse/Pressemitteilungen/rentenpaket-kabinettsbeschluss.html); Bundesministerium für Arbeit und Soziales, Abschlagsfreie Rente ab 63 (http://www.rentenpaket.de/rp/DE/Alle-Fakten/Die-Leistungen/Rente-ab-63/rente-mit-63.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2014, exports and imports of goods and services amounted to 45.7% and 39.1% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda and the negotiations for the proposed Transatlantic Trade and Investment Partnership between the EU and the United States.

Sources: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/DE/Themen/Aussenwirtschaft/Handelspolitik/wto,did=615530.html); Bundesministerium für Wirtschaft und Energie, TTIP: The Transatlantic Trade and Investment Partnership between the EU and the U.S., Negotiations and Stakeholders (http://www.bmwi.de/EN/Topics/Foreign-trade/TTIP/negotiations-and-stakeholders.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as secondary income. In 2014, the current account surplus totaled EUR 219.7 billion, compared to EUR 182.0 billion in 2013, an increase of 20.7%.

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 10% of the average indicator value in the period from 1999 to 2014. In 2014, price competitiveness deteriorated by 0.8%, mainly due to the appreciation of the euro relative to several currencies, including the Japanese Yen, the Canadian Dollar, the Norwegian Krone and the Swedish Krona. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.8% in 2014).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2014, the euro appreciated by 0.03% from its 2013 average versus the U.S. dollar. However, the average value of the euro against the U.S. dollar in March 2015 was 18.4% lower than the 2014 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht April 2015, Tables XII.2, XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2014	2013	2012	2011	2010
	(EUR in millions)
Current account
Trade in goods (1)	229,301	207,597	196,579	163,426	161,146
Services (2)	-39,112	-44,755	-35,905	-32,471	-27,477
Primary income	66,922	60,247	66,811	69,102	51,101
Secondary income	-37,421	-41,069	-40,139	-35,505	-39,669

Total current account	219,690	182,020	187,345	164,552	145,101
Capital account (3)	2,826	1,142	1,427	1,642	1,219
Financial account
Net German investment abroad (increase: +)	293,211	36,997	376,169	261,157	418,365
Net foreign investment in Germany (increase: +)	49,384	-170,922	218,708	140,309	325,606

Net financial account (net lending: + / net borrowing: -)	243,827	207,920	157,461	120,849	92,759
Net errors and omissions (4)	21,311	24,758	-31,312	-45,345	-53,560

(1)	Including supplementary trade items.

(2)	Including the freight and insurance costs of foreign trade.

(3)	Including net acquisition/disposal of non-produced non-financial assets.

(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2015, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2014	2013	2012	2011	2010
	(EUR in millions)
Exports of goods	1,123,764	1,083,535	1,074,091	1,030,114	918,340
Imports of goods	894,464	875,938	877,512	866,687	757,194

Trade balance	229,301	207,597	196,579	163,426	161,146

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2015, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are crude petroleum and natural gas, computer, electronic and optical products and motor vehicles. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7 Reihe 1 - November 2013, page 58; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2013, page 20; Bundesministerium für Wirtschaft und Technologie, Zahlen und Fakten Energiedaten, Tabelle 3

(http://bmwi.de/DE/Themen/Energie/Energiedaten-und-analysen/Energiedaten/gesamtausgabe,did=476134.html).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, the European Commission published the Alert Mechanism Report 2015 on November 28, 2014, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. Following publication of the report, an in-depth review process was initiated on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany is experiencing macroeconomic imbalances, which require monitoring and decisive policy action. The Commission points out that risks have increased in light of the persistence of insufficient private and public investment, which represents a drag on growth, and contributes to the very high current account surplus which continues to deserve close attention. The need for policy action was formulated with greater urgency than the previous year by adding “decisive” to the corresponding assessment, but this does not imply that there will be an escalation as far as procedures are concerned. The imbalances identified for Germany are neither considered to be excessive nor ground for enhanced surveillance. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are a pillar of the entire European economy. The measures proposed by the new German government after the September 2013 elections are designed to enhance public and private investment and strengthen the domestic growth drivers, thus contributing to the reduction of imbalances. Important steps in that direction were taken already and more will follow.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2015 dated November 28, 2014 (http://ec.europa.eu/europe2020/pdf/2015/amr2015_en.pdf); European Commission, Communication from the Commission to the European Parliament, the Council, the European Central Bank and the Eurogroup, 2015 European Semester: Assessment of growth challenges, prevention and correction of macroeconomic imbalances, and results of in-depth reviews under Regulation (EU) No 1176/2011, dated February 26, 2015 (http://ec.europa.eu/europe2020/pdf/csr2015/cr2015_comm_en.pdf); Bundesministerium für Wirtschaft und Energie, Gabriel: Competitiveness and exports of German companies important for Europe, press release of March 5, 2014 (http://www.bmwi.de/EN/Press/press-releases,did=629018.html); European Commission, Economic and Financial Affairs, EU Economic Governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2015 (http://www.bmwi.de/BMWi/Redaktion/PDF/M-O/nationales-reformprogramm-2015,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2014 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.9	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	9.0	0.9
Metal ores	0.8	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.4	4.3
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	3.1	1.3
Leather and related products	1.2	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.6	1.7
Coke and refined petroleum products	3.0	1.3
Chemicals and chemical products	8.0	9.4
Basic pharmaceutical products and pharmaceutical preparations	4.4	5.4
Rubber and plastic products	2.9	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	5.5	4.4
Fabricated metal products, except machinery and equipment	2.7	3.4
Computer, electronic and optical products	9.7	7.9
Electrical equipment	5.2	6.0
Machinery and equipment not elsewhere classified	7.6	14.5
Motor vehicles, trailers and semi-trailers	9.4	17.9
Other transport equipment	4.0	4.5
Furniture	1.2	0.8
Energy	0.2	0.3
Other goods	9.1	7.5

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2014 (March 2015), Tables 1.11.1 and 1.11.2.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2014	2013	2012
	(EUR in millions)
Exports to:
Total	1,133,539	1,093,115	1,095,766
of which:
France	102,066	99,980	102,911
United States	96,077	89,348	86,971
United Kingdom	84,005	75,488	73,283
China (2)	74,504	66,912	66,746
The Netherlands	73,094	70,970	70,381
Austria	56,218	56,276	56,591
Italy	54,508	53,247	55,529
Southeast Asia (3)	48,563	45,894	45,651
Belgium/Luxembourg	47,717	47,980	49,424
Switzerland	46,270	46,924	48,933
Spain	34,944	31,349	31,047
Japan	16,919	17,076	17,138

Imports from:
Total	916,635	898,164	905,925
of which:
The Netherlands	88,132	88,680	85,738
China (2)	79,485	74,544	78,529
France	67,516	64,018	64,035
United States	48,573	48,582	51,070
Italy	48,517	46,930	47,957
Belgium/Luxembourg	43,042	42,033	40,528
United Kingdom	42,291	42,513	42,820
Switzerland	39,325	38,321	37,775
Southeast Asia (3)	38,663	36,672	37,428
Austria	36,407	36,793	36,419
Spain	25,987	23,639	23,206
Japan	19,053	19,492	21,910

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.

(2)	Excludes Hong Kong.

(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht April 2015, Table XII.3.

MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank—Germany’s national central bank within the ESCB—has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks and organisation (http://www.bundesbank.de/Navigation/EN/Bundesbank/Tasks_and_organisation/Tasks/tasks.html).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9

(http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2014	2013	2012	2011	2010
	(change from previous year in %)
Harmonized index of consumer prices (HICP)	0.8	1.6	2.1	2.5	1.2
Consumer price index (CPI)	0.9	1.5	2.0	2.1	1.1
Index of producer prices of industrial products sold on the domestic market (1)	-1.0	-0.1	1.6	5.3	1.5

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2015, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2014	2013	2012	2011	2010
	(EUR in millions)
Gold	107,475	94,876	137,513	132,874	115,403
Foreign currency balances	30,646	28,080	28,774	29,433	27,957
Reserve position in the IMF and special drawing rights	20,624	20,798	22,344	22,296	18,740

Total	158,745	143,753	188,630	184,603	162,100

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.6 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2014, page 19 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2015annualaccounts_en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2014	2013	2012	2011	2010
	(EUR in billions)
Deutsche Bundesbank
Assets	678.8	721.7	921.0	714.7	524.7
Liabilities	20.3	57.2	106.5	46.6	14.6

Net position	658.5	664.5	814.5	668.1	510.1
of which: within Eurosystem (1)	473.2	523.1	668.6	475.9	337.9
Banks
Loans to foreign banks	1,125.3	1,019.7	1,046.0	1,117.6	1,154.1
Loans to foreign non-banks	735.1	701.0	729.0	744.4	773.8
Loans from foreign banks	609.2	515.7	691.1	655.7	741.7
Loans from foreign non-banks	221.0	257.8	237.6	225.9	227.6

(1)	Consists mainly of claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

Source: Deutsche Bundesbank, Monatsbericht März 2015, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of value added tax (“VAT”) on some transactions.

Capital controls introduced in Cyprus in the second half of March 2013 to facilitate the restructuring of its banking sector are a transitory exception to this rule. In exiting capital restrictions, Cyprus is sticking to a roadmap outlined in its economic adjustment program. At the end of May 2014, the Cypriot authorities removed all remaining administrative restrictions on domestic financial transactions related to the free opening of current accounts. Other restrictions were in place longer, but Cypriot authorities continued gradual implementation of the fourth stage of the roadmap, i.e., the liberalization of external payments. Cyprus lifted the last remaining capital controls on April 6, 2015. Free circulation of capital has thus now been restored.

Sources: Central Bank of Cyprus, The Enforcement of Restrictive Measures on Transactions in case of Emergency Law of 2013, press release of March 28, 2013 (http://www.centralbank.gov.cy/nqcontent.cfm?a_id=12588); European Commission, The Economic Adjustment Programme for Cyrus, Fifth Review, December 2014, page 23 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2014/pdf/ocp209_en.pdf); Central Bank of Cyprus, The Enforcement of Temporary Restrictive Measures on Transactions in case of Emergency Thirty Fourth Decree of 2015, February 13, 2015

(http://www.centralbank.gov.cy/media//pdf/Decree_34_eng.pdf); European Council, Remarks by Jeroen Dijsselbloem at the press conference following the Eurogroup meeting of 24 April 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/04/24-eurogroup-dijsselbloem-remarks/).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2014	2013	2012	2011	2010
U.S. dollars per euro	1.3285	1.3281	1.2848	1.3920	1.3257
Pound sterling per euro	0.80612	0.84926	0.81087	0.86788	0.85784
Japanese yen per euro	140.31	129.66	102.49	110.96	116.24
Swiss franc per euro	1.2146	1.2311	1.2053	1.2326	1.3803
Chinese yuan per euro	8.1857	8.1646	8.1052	8.9960	8.9712

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2015, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2015, 1,805 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,176.5 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	274 commercial banks, with an aggregate balance sheet total of EUR 3,282.9 billion;

•	416 savings banks, with an aggregate balance sheet total of EUR 1,120.2 billion;

•

the ten regional institutions of those savings banks, including Deka-Bank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and nine Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 1,086.4 billion;

•	19 special-purpose credit institutions, including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute), with an aggregate balance sheet total of EUR 991.0 billion;

•	1,047 credit cooperatives, with an aggregate balance sheet total of EUR 784.1 billion;

•	the two central institutions of those credit cooperatives, with an aggregate balance sheet total of EUR 298.0 billion;

•	17 mortgage banks, with an aggregate balance sheet total of EUR 401.2 billion;

•	21 building and loan associations, with an aggregate balance sheet total of EUR 212.9 billion; and

•	144 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 936.4 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table IV.2 (http://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Monatsberichte/2015/2015_03_monatsbericht.pdf?__blob=publicationFile).

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. The BaFin is supervised by the Federal Ministry of Finance.

In early 2013, key components of the Act on the Strengthening of German Financial Supervision (Gesetz zur Stärkung der deutschen Finanzaufsicht) entered into force. Among other measures, this Act provides the legal basis for the creation of the Financial Stability Commission, consisting of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin. Due to the Deutsche Bundesbank’s macroeconomic and financial market expertise, the act confers upon it the responsibility of contributing towards safeguarding financial stability. The Deutsche Bundesbank is tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission. Resolutions regarding such warnings and recommendations are passed by the members of the Financial Stability Commission at their quarterly meetings. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures. The Financial Stability Commission was formally established at its inaugural meeting on March 18, 2013. As regards cooperation between BaFin and the Deutsche Bundesbank, the act requires these two authorities to keep each other informed of any observations, findings and assessments that BaFin and the Deutsche Bundesbank require to perform their functions. In addition, the Deutsche Bundesbank was granted the authority to request information from financial corporations if the information required to perform its functions cannot be obtained from BaFin or other authorities.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (http://www.bafin.de/EN/BaFin/FunctionsHistory/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?__blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), May 21, 2013 (http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_130521_aufsichtsrichtlinie.html?nn=2696382); BaFin, Act on the Strengthening of German Financial Supervision, BaFin Quarterly of January 18, 2013 (http://www.bafin.de/SharedDocs/Downloads/EN/Mitteilungsblatt/Quarterly/bq1204.pdf?__blob=publicationFile); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

Bank Recovery and Resolution. The German Restructuring Act (Restrukturierungsgesetz), enacted in December 2010, established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) which is financed by contributions (Bankenabgabe) of institutions falling within the scope of the German Restructuring Fund Act (Restrukturierungsfondsgesetz). The restructuring fund is managed by the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”). Details of the implementation of the Bankenabgabe have been formalized in a restructuring fund regulation (Restrukturierungsfonds-Verordnung). The first payments were made in 2011.

With effect as of 2015, the Bankenabgabe was replaced by a new bank levy that meets European requirements under the European bank recovery and resolution directive (“BRRD”). Companies defined in article 2 paragraph 5 of the Capital Requirements Directive IV (“CRD IV”) are not required to contribute to the fund. The bank levy is accumulated in the Restrukturierungsfonds and may be used for resolution measures. The law implementing the BRRD in Germany (BRRD-Umsetzungsgesetz) furthermore introduced the law ratifying the intergovernmental agreement of May 21, 2014, which regulates the transfer of national bank levies to the EU’s single resolution fund (“SRF”) and the mutualization of these contributions.

The BRRD-Umsetzungsgesetz was adopted in 2014 and, to a large extent, came into effect as of January 1, 2015. This implementation act consolidates existing rules and implements the requirements of the BRRD. To this end, the Restructuring and Resolution Act (Sanierungs- und Abwicklungsgesetz) was introduced. In addition to the intervention and resolution instruments that already existed under German national law, the resolution authority now has the direct power to bail in a bank’s shareholders and creditors in the event of resolution.

The regulations on the resolution of banks are planned to be further amended in the course of 2015 in order to meet the upcoming requirements of the Single Resolution Mechanism (“SRM”), effective as of January 1, 2016, and European Level II standards concerning the bank levy, which entered into force on January 1, 2015.

For more information on the SRF, see “—European Financial System—European System of Financial Supervision and European Banking Union”.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen—Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014

(http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html); Bundesministerium der Finanzen, Verordnung zur Änderung der Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung - RStruktFV), Bundesfinanzministerium veröffentlicht Referentenentwurf zur Änderung der Restrukturierungsfonds-Verordnung, press release of March 5, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Referentenentwuerfe/2015-03-05-restrukturierungsfonds-vo.html).

Since January 1, 2015, the FMSA acts as national resolution authority. Resolution powers are pooled under the FMSA, although the BaFin and the ECB retain their supervisory right to make decisions about bank closures. In the medium term, the resolution authority will be integrated into BaFin. To bridge the transitional period until the European banking union is fully implemented and to fulfill the Federal Republic’s responsibility to have a national backstop arrangement in place in the event of a crisis, as agreed by the European finance ministers in November 2013, the application deadline for new measures to be granted by the German Financial Market Stabilization Fund (“SoFFin”) has once again been extended to the end of 2015. SoFFin, which was established in 2008 in the wake of the global financial crisis, is tasked with stabilizing the German banks by extending guarantees up to a total amount of EUR 400 billion with respect to banks’ securities and by incurring loans in a total amount of up to EUR 80 billion. Its mandate, which was originally limited until December 31, 2010, has been repeatedly extended. As of December 31, 2014, the outstanding stabilization measures provided by SoFFin amounted to EUR 16.8 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

Sources: Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, Historischer Überblick über die Maßnahmen des SoFFin (http://www.fmsa.de/export/sites/standard/downloads/20141231_Historischer_Ueberblick.pdf); FMSA Bundesanstalt für Finanzmarktstabilisierung, FMSA nimmt Arbeit als Nationale Abwicklungsbehörde auf, press release of January 2015 (http://www.fmsa.de/de/presse/pressemitteilungen/2015/20150102_pressemitteilung_fmsa.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, Hintergrund FMSA (http://www.fmsa.de/de/presse/hintergrund-fmsa); Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014 (http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html).

On June 7, 2013, the Bundesrat approved the Act on Ringfencing and Recovery and Resolution Planning for Credit Institutions and Financial Groups (Gesetz zur Abschirmung von Risiken und zur Planung der Sanierung und Abwicklung von Kreditinstituten und Finanzgruppen). The act has three main components. First, the act requires all credit institutions posing a potential systemic risk (as assessed jointly by BaFin and the Deutsche Bundesbank) to compile and annually update a recovery and resolution plan. Second, the act prohibits certain high-risk activities with effect from July 1, 2015, and empowers BaFin, from July 1, 2016 onwards, to prohibit additional high-risk activities of specific institutions. Groups may avoid sanctions by ringfencing and transferring such activities to a separate financial trading institution, either within or outside of the group. This provision of the act applies to large credit institutions (trading portfolio and liquidity reserve either exceed EUR 100 billion, or exceed 20% of total assets and amount to at least EUR 90 billion) that accept deposits and other repayable funds and grant loans for their own account. The prohibition does not apply to hedging activities performed to hedge transactions with clients, to manage interest rates, currencies or liquidity or to buy or sell long-term equity investments. Third, the act establishes risk management duties for senior managers of financial institutions and provides for criminal liability for breaches of those duties.

Source: Bundesanstalt für Finanzdienstleistungsaufsicht, Crisis management: Act on Ringfencing and Recovery and Resolution Planning for Credit Institutions passed, press release of July 15, 2013 (http://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_07_trennbankengesetz_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established within the framework set out by the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz), which was introduced in April 2009. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 30, 2014, the combined asset portfolios had been reduced to approximately EUR 86 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/fileadmin/content/downloads/Geschaeftsbericht_2009-2010.pdf); Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf); Erste Abwicklungsanstalt, Pressemitteilung zum Geschäftsbericht 2014; press release of April 16, 2015 (https://www.aa1.de/fileadmin/content/downloads/1_Presse/PM-GB-2014_20150415_final.pdf).

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion, from Hypo Real Estate Holding AG. DEPFA will have to be wound down in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2014, FMS Wertmanagement’s portfolio had been reduced to EUR 106.3 billion.

Sources: FMS Wertmanagement AöR, Annual Report 2014 (http://www.fms-wm.de/en/downloadcenter/doc_download/93-fms-wertmanagement-aoer-annual-report-2014); FMS Wertmanagement AöR, FMS Wertmanagement generates considerably higher profit in 2014, press release of April 21, 2015 (http://www.fms-wm.de/en/press/480-fms-wertmanagement-generates-considerably-higher-profit-in-2014); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (http://www.fmsa.de/de/presse/pressemitteilungen/2014/20140513_pressemitteilung_fmsa.html); FMS Wertmanagement, Joint Press Release of FMS-WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/448-joint-press-release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32012D0118&qid=1427405202655&from=EN).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (the “ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority, or “EBA;”

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (the “ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Source: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm).

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the Single Supervisory Mechanism (“SSM”) composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational on November 4, 2014, when the ECB assumed full responsibility for the supervision of euro area banks. In its role within the SSM, the ECB directly supervises 120 significant banking groups, which represent 82% (by assets) of the euro area banking sector. For all other 3,500 banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

In preparation for its assumption of bank supervisory tasks, the ECB undertook a twelve-month comprehensive assessment of the 130 largest banks in the euro area in cooperation with national supervisory authorities of Member States participating in the SSM. Twenty-five German institutions were covered by the assessment. The results of this assessment, which consisted of an asset quality review (“AQR”) and a stress test, were published on October 26, 2014. As of December 31, 2013, the comprehensive assessment found an aggregate capital shortfall of EUR 25 billion among 25 banks. Twelve banks had already covered their shortfall by raising an aggregate EUR 15 billion in 2014. The ECB gave the remaining thirteen banks up to nine months to cover the capital shortfall. The AQR, which examined whether assets were properly valued on banks’ balance sheets as of December 31, 2013, also found that the carrying values of banks’ assets needed to be adjusted by EUR 48 billion.

Sources: European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, ECB’s in-depth review shows banks need to take further action, press release of October 26, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141026.en.html); European Central Bank, Aggregate report on the comprehensive assessment, October 2014 (http://www.ecb.europa.eu/pub/pdf/other/aggregatereportonthecomprehensiveassessment201410.en.pdf).

Another key element of Europe’s banking union is the SRM with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (the “SRB”), which will have broad powers in cases of bank resolution, and a single resolution fund (the SRF), which will be built up over a period of eight years to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States. Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. The SRB will be responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while national resolution authorities will be responsible for all other banks as of January 1, 2015, under the bank recovery and resolution directive (the “BRRD”). However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRM was established by a regulation adopted in July 2014 and will become fully operational starting January 1, 2016.

Sources: Council of the European Union, Council adopts rules setting up single resolution mechanism, press release of July 14, 2014 (http://register.consilium.europa.eu/doc/srv?l=EN&f=ST%2011814%202014%20INIT); Council of the European Union, Single Resolution Fund: Council agrees on bank contributions, press release of December 9, 2014 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/146129.pdf).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in by 2019. In March 2013, the Council approved a compromise text transposing the Basel III agreement into EU law. The compromise text amends and replaces existing capital requirement directives by two new legislative instruments: a regulation establishing prudential requirements for institutions and a directive governing access to deposit-taking activities. Following the approval by the European Parliament in April 2013, the Council adopted the Capital Requirements Regulation (CRR) and CRD IV on June 20, 2013. On January 1, 2014, the new rules entered into force.

Sources: Council of the European Union, Bank capital rules: Council confirms agreement with EP, press release of March 27, 2013 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136581.pdf); Parliament votes reform package to strengthen EU banks, press release of April 16, 2013 (http://www.europarl.europa.eu/news/en/pressroom/content/20130416IPR07333/html/Parliament-votes-reform-package-to-strengthen-EU-banks); European Council, Council adopts new bank capital requirements, June 20, 2013

(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137544.pdf); Official Journal of the European Union, Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012, June 27, 2013 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0001:0337:EN:PDF); Official Journal of the European Union, Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, June 27, 2013 (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32013L0036&from=EN).

Recent Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector overall in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which, among other measures, engaged in asset purchase programs, conducted long-term refinancing operations and increased collateral availability.

In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve, the Bank of England, the Bank of Japan and the Swiss National Bank, agreed to conduct U.S. dollar liquidity operations with a maturity of approximately three months. These operations were conducted in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. According to a press release of the ECB published in January 2014, the ECB ceased conducting the three-month U.S. dollar liquidity operations in April 2014. The weekly U.S. dollar liquidity operations will continue to be conducted until further notice. In November 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. As a contingency measure, the central banks also established bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines will remain in place until further notice.

Sources: European Central Bank, ECB announces additional US dollar liquidity-providing operations over year-end, press release of September 15, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html); European Central Bank, ECB announces US dollar liquidity-providing operations as of 1 February 2014, press release of January 24, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140124.en.html); European Central Bank, ECB extends US dollar liquidity-providing operations beyond 31 July 2014, press release of June 17, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140617.en.html); European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011

(http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html); European Central Bank, ECB extends the existing swap arrangements with other central banks, press release of December 13, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr121213.en.html); European Central Bank, ECB establishes standing swap arrangements with other central banks, press release of October 31, 2013 (http://www.ecb.europa.eu/press/pr/date/2013/html/pr131031.en.html).

In August 2012, the ECB announced that it may undertake outright open market operations of a size adequate to address the severe malfunctioning in the price formation process in the bond markets of Euro Area Member States. In this context, the concerns of private investors about seniority would be addressed. In addition, it was announced that the Governing Council may consider undertaking further non-standard monetary policy measures depending on what will be required to repair monetary policy transmission and will design appropriate modalities for these policy measures. In September 2012, the

ECB detailed the modalities for undertaking Outright Monetary Transactions (“OMTs”) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets. The OMTs replace the ECB’s Securities Markets Programme, which was reactivated in early August 2011 in order to address renewed tensions in some financial markets in the euro area by intervening actively in the euro area public and private debt securities markets. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments. The liquidity injected through the Securities Markets Programme will continue to be absorbed as in the past, and the existing securities in the Securities Markets Programme portfolio will be held to maturity. The OMT program was legally challenged by the German Federal Constitutional Court (Bundesverfassungsgericht) and has been referred to the EU Court of Justice for a preliminary ruling. On January 14, 2015, the advocate general of the EU Court of Justice proposed that the court consider the OMT programme as compatible with Article 123(1) of the Treaty on the Functioning of the European Union, provided that some specified conditions are fulfilled.

Sources: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, August 2, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120802.en.html); Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120906.en.html); European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011 (http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); Bundesverfassungsgericht, Principal Proceedings ESM/ECB: Pronouncement of the Judgment and Referral for a Preliminary Ruling to the Court of Justice of the European Union, press release no. 9/2014 of February 7, 2014 (http://www.bundesverfassungsgericht.de/pressemitteilungen/bvg14-009en.html; EU Court of Justice, Opinion of advocate general Cruz Villalon, press release of January 14, 2015 (http://curia.europa.eu/juris/document/document.jsf;jsessionid=9ea7d0f130dee31057b819824364b34f85442fa4ee1a.e34KaxiLc3eQc40LaxqMbN4Obx0Pe0?text=&docid=161370&pageIndex=0&doclang=EN&mode=lst&dir=&occ=first&part=1&cid=277208).

On June 5, 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of targeted longer-term refinancing operations (“TLTROs”). These TLTROs are aimed at improving bank lending to the euro area non-financial private sector (defined as euro area households and non-financial corporations), excluding loans to households for house purchase, for a period of two years.

On September 4, 2014, the Governing Council of the ECB decided to start purchasing non-financial private sector assets. The Eurosystem will purchase a broad portfolio of simple and transparent asset-backed securities (“ABS”) with underlying assets consisting of claims against the euro area non-financial private sector under an ABS purchase program. In parallel, the Eurosystem will also purchase a broad portfolio of euro-denominated covered bonds issued by multilateral financial institutions domiciled in the euro area under a new covered bond purchase program.

On January 22, 2015, the ECB announced an expanded asset purchase program under which the ECB will add the purchase of sovereign bonds to its existing private sector asset purchase programs in order to address the risks of a prolonged period of low inflation. The ECB will buy bonds issued by euro area central governments, agencies and European institutions in the secondary market against central bank money. Monthly purchases under the program are intended to amount to EUR 60 billion. The ECB has announced it intends to carry out these purchases until at least September 2016 and, in any case, until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to 2% over the medium term. The ECB began purchasing sovereign bonds on March 9, 2015.

Sources: European Central Bank, ECB announces monetary policy measures to enhance the functioning of the monetary policy transmission mechanism, press release of June 5, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_2.en.html); European Central Bank, Introductory statement to the press conference (with Q&A), press release of September 4, 2014 (https://www.ecb.europa.eu/press/pressconf/2014/html/is140904.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, Asset purchase programmes, Active asset purchase programmes, Public sector purchase programme

(https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain. In September and October 2012, the eleven Member States wrote to the European Commission requesting a proposal for enhanced cooperation, specifying that the scope and objective of the FTT be based on that of the 2011 proposal.

In February 2013, the European Commission presented its “Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax.” The proposal involves a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate). On May 6, 2014, the Federal Republic and nine other Member States issued a joint statement on the financial transaction tax stating that the tax should be implemented progressively. On January 27, 2015, the Federal Republic and nine other Member States issued a joint statement confirming their willingness to create the conditions necessary to implement the European financial transaction tax on January 1, 2016.

Sources: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf); Bundesministerium der Finanzen, Finanztransaktionsteuer in verstärkter Zusammenarbeit, press release of January 27, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/Weitere_Steuerthemen/Finanztransaktionsteuer/2014-01-27-ftt-statement.html).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2014, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,293.8 billion, with tax revenue of EUR 660.4 billion and social contributions of EUR 481.6 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.2.

In 2014, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 203.1 billion and EUR 346.8 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.16.

Consolidated general government expenditure in 2014, as presented in the national accounts, amounted to a total of EUR 1,275.8 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 452.2 billion), social benefits in kind (EUR 239.4 billion) and employee compensation (EUR 223.9 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 134.9 billion), interest on public debt (EUR 50.6 billion) and gross capital formation (EUR 63.1 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2014	2013	2012	2011	2010
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	839.3	811.2	793.9	769.4	718.2
of which: Taxes (2)	660.4	637.9	619.8	594.7	551.8
Expenditure	824.7	813.2	809.6	808.1	826.9

Balance	14.6	-1.9	-15.7	-38.7	-108.7
Social security funds
Revenue	557.3	540.1	539.2	528.7	517.2
Expenditure	553.9	534.0	520.9	513.2	513.4

Balance	3.4	6.1	18.3	15.4	3.9
General government
Revenue	1,293.8	1,249.4	1,217.8	1,179.5	1,110.4
Expenditure	1,275.8	1,245.3	1,215.2	1,202.7	1,215.3

Balance	18.0	4.2	2.6	-23.3	-104.8

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2014	2013	2012	2011	2010
	(EUR in billions)
Revenue	383.8	369.5	364.8	357.4	330.7
of which: Taxes (2)	336.4	325.8	318.8	309.3	286.8
Expenditure	372.4	374.0	379.5	384.5	412.9

Balance	11.4	-4.5	-14.7	-27.1	-82.2

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2013	2012	2011	2010	2009
	(EUR in billions)
General public services	178.5	177.4	179.4	168.6	161.6
Defense	30.4	31.1	29.5	27.7	26.5
Public order and safety	43.7	42.4	42.0	40.8	39.9
Economic affairs	93.7	94.6	92.5	121.1	95.8
Environmental protection	15.9	15.2	15.7	15.5	17.8
Housing and community amenities	11.4	11.8	13.2	14.6	16.2
Health	196.8	187.1	182.9	179.6	174.7
Recreation, culture and religion	23.3	22.2	21.8	21.1	20.6
Education	120.8	117.0	116.5	112.6	106.1
Social protection	530.8	516.5	509.2	513.8	506.2

Total expenditure	1,245.3	1,215.2	1,202.7	1,215.3	1,165.3

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2014, Germany’s general government surplus amounted to EUR 19.4 billion, or 0.7% of nominal GDP according to the April 2015 EDP notification, a slight upward revision compared to the previously published national accounts data showing a surplus of EUR 18.0 billion or 0.6% of GDP, on which the 2015 update of the German stability program is based. The German general government gross debt-to-GDP ratio decreased from 77.1% in 2013 to 74.7% in 2014, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, General government recorded surplus of 18 billion euros in 2014, press release of February 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/02/PE15_062_813.html); The European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN); Deutsche Bundesbank, German Maastricht debt level for 2014 up slightly to €2.17 trillion – debt ratio down markedly to 74.7%, press release of April 1, 2015 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2015/2015_04_01_schuldenstand.html); Statistisches Bundesamt, European Union (EU) Stability Pact, Data relating to the EU excessive deficit procedure for Germany in billion Euro (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/NationalAccounts/EUStabilityPact/Tables/DeficitGermany.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2014 (1)	2013	2012	2011	2010
	(% of GDP)
General government deficit (-) / surplus (+)	0.7	0.1	0.1	-4.2	-3.1
General government gross debt	74.7	77.1	79.3	77.9	80.5

(1)	Provisional figures, partly estimated.

Sources: Statistisches Bundesamt, General government recorded surplus of 18 billion euros in 2014, press release of February 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/02/PE15_062_813.html); Deutsche Bundesbank, German Maastricht debt level for 2014 up slightly to €2.17 trillion – debt ratio down markedly to 74.7%, press release of April 1, 2015

(http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2015/2015_04_01_schuldenstand.html); Statistisches Bundesamt, European Union (EU) Stability Pact, Data relating to the EU excessive deficit procedure for Germany in billion Euro (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/NationalAccounts/EUStabilityPact/Tables/DeficitGermany.html).

Fiscal Outlook

The April 2015 update of the German stability program forecasts a slight surplus in the general government budget in 2015. From 2016 onwards, the general government balance is forecast to be balanced or in surplus. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a significant safety margin during the entire forecasting period (2015 to 2019).

According to the April 2015 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to be 71 1/2% in 2015 and to decrease further to around 61 1/2% by 2019, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. However, the debt ratio is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2019. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Deutsches_Stabilitaetsprogramm/2015-04-15-deutsches-stabilitaetsprogramm-2015.pdf?__blob=publicationFile&v=3).

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2019		2018		2017		2016		2015		2014
	(% of GDP)
Revenue	44		44		44		44	3/4	44	1/4	44.6
Total taxes	23		22	3/4	22	3/4	22	3/4	22	3/4	22.7
Social contributions	16	3/4	16	1/2	16	1/2	16	1/2	16	1/2	16.6
Property income		1/2		1/2		1/2		1/2		3/4	0.8
Other	3	3/4	4		4		4		4	1/4	4.4
Expenditure	43	1/2	43	1/2	43	3/4	43	3/4	44		43.9
Compensation of employees and intermediate consumption	11	3/4	12		12		12	1/4	12	1/4	12.4
Social payments	24	1/4	24	1/4	24	1/4	24		24		23.8
Interest expenditure	1	1/2	1	1/2	1	1/2	1	1/2	1	1/2	1.7
Subsidies	1		1		1		1		1		0.9
Gross fixed capital formation	2	1/4	2	1/4	2	1/4	2	1/4	2	1/4	2.2
Other	2	3/4	2	3/4	2	3/4	3		3		2.9

General government deficit (-) / surplus (+)		1/2		1/4		1/4	0			1/4	0.6
Federal Government		1/4		1/4		1/4	0			1/4	0.4
Länder governments		1/4		1/4		1/4		1/4		1/4	0.1
Municipalities	0		0		0		0		0		0.0
Social security funds	0		—	1/4	—	1/4	—	1/4	—	1/4	0.1
General government gross debt	61	1/2	63	3/4	66		68	3/4	71	1/2	74.7

(1)	Forecast figures are rounded to one-quarter of a percent of GDP. The German General Government surplus for 2014 was revised upwards slightly from 0.6% to 0.7% of GDP in the April 2015 EDP notification.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Deutsches_Stabilitaetsprogramm/2015-04-15-deutsches-stabilitaetsprogramm-2015.pdf?__blob=publicationFile&v=3), Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Section 4, Solidaritätszuschlaggesetz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, Section 12 (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, Section 3 (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2014	2013	2012	2011	2010
	(EUR in billions)
Current taxes	660.4	637.9	619.8	594.7	551.8
Taxes on production and imports	313.6	304.5	300.5	295.0	277.6
of which: VAT	203.1	197.0	194.0	189.9	180.2
Current taxes on income and wealth	346.8	333.3	319.3	299.7	274.2
of which: Wage tax	203.8	193.6	184.4	174.1	162.6
Assessed income tax	44.0	41.3	36.9	32.5	32.6
Non-assessed taxes on earnings	26.5	27.0	29.9	27.6	22.5
Corporate tax	21.6	21.1	18.5	17.6	13.7
Capital taxes	5.5	4.6	4.3	4.2	4.4

Tax revenue of general government	665.9	642.5	624.1	598.9	556.2
Taxes of domestic sectors to EU	4.4	4.3	4.5	4.6	4.1

Taxes	670.3	646.8	628.6	603.6	560.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 107 public and private enterprises as of December 31, 2013.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2014 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungen_des_Bundes/2015-03-10-beteiligungsbericht-2014.pdf?__blob=publicationFile&v=4), Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2013.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	2,673	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2014 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungen_des_Bundes/2015-03-10-beteiligungsbericht-2014.pdf?__blob=publicationFile&v=4), Chapters B, E and K paragraph II.

Direct Debt of the Federal Government

As of December 31, 2014, the Federal Government’s direct debt totaled EUR 1,115.0 billion, compared to EUR 1,113.6 billion as of December 31, 2013.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 342.1 billion as of December 31, 2013. Of this amount, EUR 129.1 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf and for the account of the Federal Government. Furthermore, EUR 22.4 billion was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 84.2 billion was outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzbericht-2015-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 338.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2014 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2014
(EUR in millions)
Federal Bonds (Bundesanleihen)	691,405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	65,000
Five-year Federal Notes (Bundesobligationen)	251,000
Federal Treasury Notes (Bundesschatzanweisungen)	107,000
Federal Savings Notes (Bundesschatzbriefe)	2,375
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	27,993
Federal Treasury Financing Paper (Finanzierungsschätze)	0
German Government Day-Bonds (Tagesanleihe des Bundes)	1,187
Further short term debt (< 1 year)	1,873
Borrowers’ note loans (Schuldscheindarlehen)	11,971
of which:
– From residents	11,652
– From non-residents	319
Old debt (1)	4,430
of which:
– Equalization claims	4,150
Other	40
Repurchased debt	49,301

Total	1,114,973

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on January 8, 2015 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	16,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	7,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000

Total Federal Bonds				691,405

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	15,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	15,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	15,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	4,000

Total Inflation-linked Securities				65,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
2.5% Bonds of 2010-Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010-Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010-Series 158	1.75	2010	2015	16,000
2.0% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000
0.50% Bonds of 2013-Series 165	0.50	2013	2018	17,000
0.25% Bonds of 2013-Series 166	0.25	2013	2018	17,000
1.0% Bonds of 2013-Series 167	1.0	2013	2018	17,000
1.0% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000

Total Five-Year Federal Notes				251,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
0.25% Notes of 2013	0.25	2013	2015	15,000
0.25% Notes of 2013 (II)	0.25	2013	2015	15,000
0.00% Notes of 2013	0.00	2013	2015	15,000
0.00% Notes of 2013 (II)	0.00	2013	2015	14,000
0.25% Notes of 2014	0.25	2014	2016	13,000
0.25% Notes of 2014 (II)	0.25	2014	2016	13,000
0.00% Notes of 2014	0.00	2014	2016	13,000
0.00% Notes of 2014 (II)	0.00	2014	2016	9,000

Total Federal Treasury Notes				107,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)

Federal Savings Notes	0.0001% to 4.5%	2006 to 2012	2015 to 2019	2,375

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.09% to 0.18%	2014	2015	27,993

7. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)

German Government Day-Bonds	variable, tied to EONIA	2008 to 2012	unlimited	1,187

8. BORROWERS’ NOTE LOANS (4)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)

Borrowers’ note loans
(Schuldscheindarlehen)	0.12% to 7.75%	1954 to 2013	2015 to 2037	11,971

9. FURTHER SHORT-TERM DEBT (≤ 1 YEAR)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
Further short-term debt (≤ 1 year)	money market rates	2014	2015	1,873

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.

(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.

(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.

(4)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

10. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,430
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on January 8, 2015 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

II. GUARANTEES BY THE FEDERAL GOVERNMENT

	Principal amount outstanding as of December 31,
Purpose of Guarantees	2013	2012
	(EUR in millions)
Export finance loans (including rescheduled loans)	129,125	124,941
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	41,735	41,498
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	99,623	100,019
Contributions to international financing institutions	56,237	56,066
Co-financing of bilateral projects of German financial co-operation	6,399	4,067
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	8,000	8,000

Total guarantees pursuant to the 2010 German Budget Act	342,128	335,600

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	95,300	100,100
Total guarantees	459,828	458,100

Sources: Bundesministerium der Finanzen, Finanzbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzbericht-2015-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 339; Bundesministerium der Finanzen, Finanzbericht 2014, Overview 4, page 349.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”)—being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to December 31, 1980 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for the last change in the composition of the SDR basket so far. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 41.9% at the last review of the SDR in 2011, changing on a daily basis as a result of exchange rate fluctuations. On December 30, 2013, SDR 1 equaled EUR 1.117320. SDR 1 equaled USD 1.540000.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF END OF DECEMBER, 2014

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	22,386	22,386
International Bank for Reconstruction and Development (IBRD) (3)(4)	11,158.9	688.4
International Development Association (IDA) (3)(4)	25,877.3	22,021.2
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)(6)	54,053.9	4,689
African Development Bank (AfDB) (3)(5)	4,028.5	179.8
African Development Fund (AfDF) (3)(5)	3,528.3	3,528.3
Asian Development Bank (AsDB) (3)(5)	7,071.7	353.7
Asian Development Fund (AsDF) (3)(5)	2,374.0	2,098.0
Inter-American Development Bank (IDB) (3)(5)	2,386.6	93.7
Inter-American Investment Corporation (IIC) (3)(5)	13.3	13.3
Fund for Special Operations (FSO) (3)(5)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)(5)	467.4	413.7
Caribbean Development Bank (CDB) (3)(5)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3) (5)	98.6	82.6
European Bank for Reconstruction and Development (EBRD) (3)(5)	3,104.5	647.1
Council of Europe Development Bank (CEB) (3)(5)(6)	1,111.8	123.4

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.53527.

(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.

(3)	Source: computation provided by the Ministry of Finance, the Ministry for Economic Cooperation and Development and Deutsche Bundesbank.

(4)	Source: IBRD and IDA: World Bank Annual Report 2014 (June 30, 2014); IFC: IF Annual Report 2014 (June 30, 2014). The amount does not differentiate between amount subscribed and paid-in.

(5)	Source: Annual Reports/Financial Statements of the Development Banks (December 31, 2013)

(6)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2014 of EUR 1 per USD 1.21410.